7/19

04035576

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME De Longhi

*CURRENT ADDRESS

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34652 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 7/19/04

82-34652

RECEIVED
2004 JUL 19 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DēLonghi

ARIS
12-31-03

ANNUAL REPORT

2003

Consolidated financial statements
2003

De'Longhi SpA – Registered HQ: Via L. Seitz 47 – 31100 Treviso – Italy
Share Capital: EUR 448,500,000.00
Tax Code and Company Register no.: 11570840154
Registered in Treviso REA under no. 224758 – VAT no. 03162730265

Corporate bodies and officers

Board of Directors

President	GIUSEPPE DE' LONGHI *
Vice President	FABIO DE' LONGHI
Managing Director	STEFANO BERALDO **
Director	GIORGIO BRUNETTI
Director	CARLO GARAVAGLIA
Director	SILVIO SARTORI
Director	GIORGIO SANDRI

Board of Statutory Auditors

President	GIANLUCA PONZELLINI
Standing Auditors	MASSIMO LANFRANCHI
	GIANCARLO MALERBA
Substitute Auditors	EMILIO ETTORE GNECH
	FRANCESCO NOBILI

Independent Auditors

PricewaterhouseCoopers SpA

Internal Control &
Corporate Governance Committee

GIORGIO BRUNETTI
CARLO GARAVAGLIA

Remuneration Committee

STEFANO BERALDO
GIORGIO BRUNETTI
CARLO GARAVAGLIA

* Full powers of ordinary and extraordinary management, to be exercised signing severally, apart from those powers that cannot be delegated pursuant to Article 2381 of the Italian Civil Code and to corporate by-laws.

** Full powers of ordinary and extraordinary management, to be exercised signing severally, with the sole exclusion, apart from those powers that cannot be delegated pursuant to Article 2381 of the Italian Civil Code and to corporate by-laws, of the following powers: (i) subscription, purchase and disposal of equity holdings, including minority interests; and constitution of ownwership rights on such holdings and interests, (ii) acquisition or disposal of business division leases; and acquisition, disposal or licensing of trademarks, and (iii) acquisition or disposal of real estate assets.

Directors' report

To Our Shareholders

In a scenario featuring adverse exchange rates, weak consumer spending, and pressure on selling prices, the De'Longhi Group maintained sales at 2002 levels at current exchange rates (€ 1,278 million (mn), +0.3% vs. 2002), with growth of over 4.7% at constant exchange rates. Ongoing strengthening of the euro during 2003 dampened sales and profitability performance in the UK, North America and Japan – markets that, combined, account for almost 30% of the group's consolidated sales. This tendency was particularly marked in the last quarter of the year – the most important for these geographical areas in terms of their contribution to sales and profitability.

Despite the pressure on margins caused by all this, the De'Longhi Group was able to react with focused actions on both the cost front and on that of distribution and product mix.

On the cost front, there were numerous and major actions designed to transfer production to China. Some of these translated into the effective start of production, whilst the others formed the basis for production start-up in 2004.

2003 was a particularly significant year as regards product innovation. The introduction of Caldopanny – the wall-mounted plug-in towel warmer – and of Pastamore, the pasta cooker, together with extension of the Alicia electric moka coffee-maker range, enabled us to open up new market segments. These novelties were supported by major advertising investments, mainly in the Italian market, where good growth rates were achieved. We also launched the new Kenwood Chef, a high-performance product targeting a demanding and attentive public.

On the distribution front, we opened new branches in Spain, Australia and New Zealand to replace previous distributors. This had good effects on the respective sales trends.

The adverse impact of euro appreciation on the manufacturing margin – which could have led to a loss of over four percent points – aggravated by downward price pressures mainly affecting wall-mounted air conditioners and that accounted for roughly two percent points - was controlled thanks to action on the efficiency front and to the growing incidence of Chinese production. The latter's costs, already lower due to the lower incidence of labour costs, are mainly denominated in dollars. The group therefore managed to keep the reduction of margin as a percent of sales at 51.1% in 2003 vs. 51.7% in 2002.

The initiatives underway and the various agreements made will enable us to increase the Chinese share of production considerably – and to transform what in 2003 was a defensive move into an opportunity for recouping profitability.

The increase in the share of products coming from China naturally led to higher transport costs, a fact made even more evident by the tariff increases underway in the global transport framework.

The combined effect of a lower manufacturing margin, higher advertising investments, and the increase in transport costs were the main factors leading a to reduction in EBITDA (from € 180 mn in 2002 to € 151 mn for the year ending on December 31st 2003).

Net income for the year amounted to € 22 mn (vs. € 40 mn in 2002), net of extraordinary charges of over € 11 mn, of which some € 9 mn relating to the tax amnesty.

Notwithstanding the absorption of financial resources connected with the setting up of new subsidiaries, operations and more efficient management of net working capital (down from 21.1% in 2002 to 19.5% in 2003) permitted cash generation in 2003 of some € 22 mn. Consequently, net financial debt decreased to € 247 mn vs. € 269 mn in 2002.

Actions on the efficiency front and the shift of additional production value to China make us believe it possible to achieve tangible improvements in profitability in 2004.

Significant events

In the group's main business segments, during 2003 we developed important initiatives and agreements in preparation for the strengthening and upgrading of our manufacturing and procurement facilities in China.

As regards cooking products, the transfer of know-how relating to fryer production to our Chinese factory in Tricom, started with actual production taking place as from June 2003. In the same factory we continued delocalisation of some coffee-machine models and developed and produced the innovative Pastamore pasta cooker.

In the air conditioning segment we completed full transfer of production of wall-mounted conditioners to China and laid the technical and organisational foundations for mass production of the intermediate range of portable conditioners and dehumidifiers. In addition, Climaveneta SpA, a group company active in the category of large thermo-cooling machines, set up a joint venture with its distributor based in Shanghai for the production and sale of large conditioning systems in China. This alliance is operational as from 2004.
The considerable development of infrastructures in China, besides the major saving on customs duties and transport costs, bodes well for the partnership's success.

In the cleaning & ironing segment major activity was undertaken to select and conclude manufacturing agreements with Chinese partners. One of these has made part of its factory available on an exclusive basis to produce the ironing systems that will be marketed by the group during 2004.
Similar agreements are in the process of being completed for home cleaning products.

For heating, 2003 featured creation of the second industrial complex in China, via a deal leading to control of a new company, which acquired all the industrial assets previously belonging to one of the world's largest producers of oil filled radiators and of other portable heating appliances. This company has three production sites in Zhongsan in the province of Guang Dong.

The new Chinese industrial set-up will stand alongside the one already existing in Tricom, which is dedicated to the production of small domestic appliances (the plastic unit). It will enable us to accelerate the process of manufacturing delocalisation to China in 2004 and to support production of radiators and other heating products.

During 2003 we also strengthened the organisation of DL Trading, which is dedicated to the performance of activities relating to procurement, quality control, and logistics support for operations in China and Hong Kong, i.e. functions typical of a centralised group procurement unit.

All the above phases involved the group's organisational facilities and human resources, which took an active part in the major efforts made to assure high standards of quality and efficiency.

During 2003 we also set up the companies De'Longhi Australia Pty Ltd., De'Longhi New Zealand Ltd., and De'Longhi Electròdomesticos España SL, active in selling the group's products in their respective markets and replacing the previous distributors. We also set up the company Ariete France Electromenager Sarl, which markets products under the Ariete brand in France.

Lastly, the company De'Longhi Finance SA was created to co-ordinate international cash pooling for the group's foreign companies and for centralised management of other group financial activities.

On the product front, special mention must be made of finalisation of the project for development, creation and marketing of the De'Longhi super-automatic coffee machine, which enables us to enter a segment featuring good profitability.

Market scenario

In 2003 economic weakness continued in Eurozone countries, whilst there were modest signs of recovery in the USA and further strengthening of the main Asian economies, including Japan, whose GDP – after years of shrinkage - increased by 2.6%.

In the Eurozone GDP featured modest growth (+0.4%), as a result of weak private consumption expenditure in Germany (GDP down by –0.1%), France (+0.2%), and Italy (+0.3%). In addition exports were hampered by growing euro appreciation. Consumer confidence remained at modest levels and was accompanied by severe tensions in the labour market.

The British economy (with GDP growth of 2.3%) was buoyed up by public spending and private consumption expenditure, which in turn were aided by low interest rates and by the recovery in employment.

The Italian small domestic appliance (SDA) market recovered in 2003 in terms of both value and volume. At European level coffee-machine growth continued in the main markets, in both the espresso and filter segments.

In the air conditioning & treatment segment, there was considerable growth in the volume of portable and fixed conditioners, even although the latter featured a major decrease in average selling prices.

Interest and exchange-rate trends

2003 featured a decrease in interest rates in the main economies and further appreciation of the euro.
Considering average 2003 vs. 2002 exchange rates, the euro appreciated by close to 20% vs. the USD, 10% vs. the GBP, and by some 11% vs. the JPY.
In the 2-year period 2002-2003 the euro's revaluation vs. the USD was 43%, whilst it was 16% vs. the GBP and 17% vs. the JPY.
The impact of this phenomenon on the group's sales in North America, the UK, and Japan (which account for some 28% of total annual sales) heavily influenced our group's competitive drivers and – in the absence of remedial measures – would have led to losses of more than six percent points in percent margin in 2003.

Sales trend

The group achieved revenue growth at constant exchange rates of 4.7% over 2002. The adverse trend in the main exchange rates and the severe price pressure in some important categories had a negative impact on net revenue performance. Consequently, sales at current exchange rates totalled € 1,278 mn (+0.3% vs. 2002).

Business segments

The following table shows the trend in consolidated net sales revenue for each segment in 2002 and 2003:

DE'LONGHI GROUP (€ millions)	2003	2002	Outright Change 2003 vs. 2002	% Change at actual x-rates 2003 vs. 2002	% Change at constant x-rates 2003 vs. 2002
Cooking & food preparation	556.6	557.4	(0.8)	(0.1%)	5.9%
Air conditioning & treatment	283.4	278.6	4.9	1.7%	3.5%
Heating	245.4	239.6	5.9	2.4%	8.3%
Home cleaning & ironing	141.2	152.2	(11.0)	(7.3%)	(6.1%)
Other	51.3	45.9	5.4	11.9%	14.6%
Total	**1,278.0**	**1,273.7**	**4.3**	**0.3%**	**4.7%**

Cooking & Food Preparation

This business segment reported sales of € 556.4 mn, up by 5.9% YoY at constant exchange rates and down by –0.1% at current exchange rates. Coffee machines and food-preparation appliances showed particularly major growth.
In the last quarter of 2003 the Pastamore pasta cooker (in Italy) and automatic coffee-machine models under the Ariete and De'Longhi brands made their market debut. Both items made a significant contribution to the segment's sales.

Air Conditioning & Treatment

Sales increased by 3.5% at constant exchange rates (+1.7% vs. 2003 at current exchange rates). This growth was driven mainly by the excellent season for portable conditioning, a product family in which the De'Longhi group holds world leadership – aided by temperatures definitely above the seasonal average in the group's primary markets of reference. There was also a very positive increase in the sales volume of wall-mounted conditioners (over 20%), even although this category was penalised by heavy price pressures. Sales for the air-treatment family remained substantially stable versus 2002.

Heating

Heating sales totalled € 245 mn, with an 8.3% increase over 2002 at constant exchange rates (+2.4% at actual exchange rates).
The water-radiator family showed significant growth, by virtue of a major new sales contract in the UK.
Oil radiators' sales were severely penalised by the adverse exchange-rate trend.
In order to address this effect and achieve a more efficient manufacturing base, at the beginning of 2004 the group started operation of its second manufacturing complex in China, as described earlier.

Home cleaning & ironing

In 2003 this segment featured a 6.1% decrease in sales at constant exchange rates (-7.3% at actual exchange rates).

The decrease in sales of cleaning products was solely due to lower sales to an OEM customer in the USA. This was partly offset by the positive development of ironing systems in the main markets of reference, also thanks to the introduction of new continuous refill models.

Geographical areas

In 2003 the group once again confirmed its strong international vocation. Foreign sales in fact accounted for 71% of total sales.

DE'LONGHI GROUP (€ millions)	2003	2002	Outright Change 2003 vs. 2002	% Change at actual x-rates 2003 vs. 2002	% Change at constant x-rates 2003 vs. 2002
Italy	372.1	350.9	21.2	6.0%	6.0%
UK	180.1	188.3	(8.2)	(4.3%)	4.7%
Other European countries	380.3	343.4	36.9	10.7%	11.4%
USA, Canada and Mexico	127.6	165.0	(37.4)	(22.7%)	(9.0%)
Japan	48.5	69.0	(20.5)	(29.7%)	(22.1%)
Rest of the world	169.4	157.1	12.3	7.8%	13.3%
Total	**1,278.0**	**1,273.7**	**4.3**	**0.3%**	**4.7%**

Growth in the Italian market (+6.0%) was ascribable to good performance by the cooking & food preparation segment – headed by coffee machines and new products – and to the outstanding season enjoyed by air conditioning.
Among the other European countries, sales growth stood out in France, Spain (thanks also to creation of a subsidiary to replace the existing distributor, which started to produce the benefits expected), and in Greece.
In North America (-22.7% at current exchange rates and –9.0% at straight-line exchange rates), the reduction in sales based on constant exchange rates is totally explained by the lower volume of an OEM customer in the USA. In addition we were particularly prudent in marketing low-margin products (due to the cost base still expressed in euro).
Sales in the British market showed a growth of 4.7% at constant exchange rates (-4.3% at current rates), mainly thanks to water radiators and to the Kenwood branded products.
In Japan sales were penalised by local organisational problems and by mild temperatures in the November period, which adversely affected sales of oil radiators.
Sales in the rest of the world (+7.8% at current exchange rates) benefited from good performance in Australia and New Zealand, following the opening of new trading subsidiaries.

Operating performance

Below we present the reclassified income statements.

	2003	% on sales	2002	% on sales
	€ millions	%	€ millions	%
Net sales revenue	1,278.0	100.0%	1,273.7	100.0%
YoY change	*4.3*	*0.3%*		
Cost of materials and goods	(624.7)	(48.9%)	(615.6)	(48.3%)
Gross manufacturing margin	**653.3**	**51.1%**	**658.1**	**51.7%**
Service costs & sundry expenses	(328.1)	(25.7%)	(302.6)	(23.8%)
Value added	**325.2**	**25.4%**	**355.5**	**27.9%**
Payroll costs	(162.4)	(12.7%)	(162.3)	(12.7%)
Provisions	(11.8)	(0.9%)	(12.8)	(1.0%)
EBITDA	**151.0**	**11.8%**	**180.4**	**14.2%**
YoY change	*(29.4)*	*(16.3%)*		
Depreciation & amortisation	(66.3)	(5.2%)	(70.4)	(5.5%)
EBIT	**84.7**	**6.6%**	**109.9**	**8.6%**
YoY change	*(25.3)*	*(23.0%)*		
Financial income (expenses)	(33.9)	(2.7%)	(36.3)	(2.8%)
Extraordinary income (expenses)	(11.6)	(0.9%)	(5.4)	(0.4%)
Pre-tax income	**39.2**	**3.1%**	**68.3**	**5.4%**
Taxes	(16.7)	(1.3%)	(28.0)	(2.2%)
Net income before minorities	**22.4**	**1.8%**	**40.3**	**3.2%**
Minorities	0.1	0.0%	0.3	0.0%
Group net income	**22.3**	**1.7%**	**40.0**	**3.1%**

The pressure exercised by euro appreciation and lower prices, the total impact of which emerged at the level of manufacturing margin, was offset by acceleration of the process for delocalisation of production and procurement to China and by some cost-savings actions implemented by the parent company and by Climaveneta SpA. All this, together with the effects of a better product mix, enabled us to limit the impact on manufacturing margin which, as a percentage on sales, went from 51.7% in 2002 to 51.1% in the year ending on December 31st 2003.

On the cost front we note higher advertising investments (the incidence of which rose from 5.5% to 6.1% on sales, with an outright increase of € 7 mn). This mainly related to the Italian and British markets in support of the launch of major new products, such as the wall-mounted plug-in Caldopanny towel warmer, the Pastamore pasta cooker, and the Smoothie blender, plus extension of the Alicia electric moka coffee maker – products that have enabled us to open up new market segments.
Thanks to these investments, both brands (De'Longhi and Kenwood) strengthened their image and respective market shares.

A further adverse difference versus 2002 was the increase in transport costs. This was due to the increase in sales volume and to the effects of manufacturing and procurement delocalisation, which increased average transport distance, as well to the across-the-board increase in commercial freight tariffs.

Due to the above, EBITDA decreased from € 180.4 mn to € 151 mn, with a percent margin on net sales that went from 14.2% to 11.8%.

There was a smaller reduction at EBIT level, with percent margin on sales that went from 8.6% to 6.6%. This was because of the lower incidence of depreciation & amortisation – in turn mainly ascribable to completion of depreciation and disposal of some asset items. Total depreciation & amortisation in the year – amounting to € 66.3 mn – included amortisation for € 13.2 mn of consolidation differences and € 21.3 mn for amortisation of other intangible fixed assets, thus confirming the group's high self-financing capability.

Net financial expenses featured a reduction of € 2.4 mn vs. 2002, mainly due to the combined effect of:

- Lower financial expenses (down from € 23.8 mn in 2002 to € 19.2 mn in 2003, with a decreases of € 4.7 mn), thanks to the reduction of average debt and to the reduction of interest rates
- Exchange-rate losses of € 1.5 mn (as opposed to exchange-rate gains of € 8.2 mn in 2002). Hedging of JPY and GBP positions generated, as expected, exchange-rate gains whilst internal compensation of USD flows benefited the group since, at year-end, total purchases in USD exceeded sales expressed in the same currency. The time lag between (a) invoicing and payment of purchases and (b) invoicing and trade receivables collection impacted two P&L items. USD devaluation was mainly booked to the benefit of cost of goods sold as regards procurement and mainly as exchange-rate losses, among financial expenses, as regards sales. Invoicing and payments concerning purchases of products in China were faster than receivables collection. The latter activity was concentrated mainly in the second half of the year, in particular close to year-end when the USD was at its lowest level versus the euro.
- A decrease in financial discounting costs and other expenses (from € 21.0 mn to € 16.8 mn with a decrease of € 4.2 mn).

We highlight the fact that on April 28th the € 150 m bond loan was repaid. In the first four months of the year the loan led to financial expenses at the rate of 7% due to the effect of interest-rate hedges. 2003 therefore benefited from the reduction in the cost of money only for eight months since alternative sources of funding consisting of medium-/long-term loans have interest rates in line with the market, i.e. with a spread of less than 100 bp on the Euribor.

Net income amounted to € 22.3 mn after extraordinary expenses of € 11.6 mn, mainly relating to charges for the Italian tax amnesty.

Analysis of capital and financial position

Below we summarize status in terms of capital and net financial position.

	31.12.2003 € millions	31.12.2002 € millions	Change € millions
Trade receivables	300.9	327.1	(26.1)
Inventories	260.4	233.8	26.7
Trade payables	(308.6)	(290.9)	(17.7)
Other current liabilities	(3.6)	(0.8)	(2.7)
Net working capital	**249.2**	**269.1**	**(19.9)**
Fixed assets:			
Intangible assets	430.3	434.6	(4.3)
Tangible assets	215.3	221.0	(5.7)
Financial assets	8.1	8.0	0.1
Deferred tax provision	(29.3)	(51.7)	22.4
Other provisions	(64.4)	(57.1)	(7.3)
Net capital employed	**809.3**	**824.0**	**(14.7)**
Minority interests' equity	(1.4)	(0.3)	(1.0)
Group net shareholders' equity	(560.7)	(554.5)	(6.2)
Total non-financial sources	**(562.1)**	**(554.9)**	**(7.2)**
Net financial position	**(247.2)**	**(269.1)**	**21.9**

The group's net debt decreased (from € 269 mn in 2002 to € 247 mn as at December 31st 2003) thanks to cash generation of some € 22 mn due to the effects of operations and to more efficient management of net working capital.

Excluding the effects of the securitisation operation, the net financial debt would have been € 356.3 mn (vs. € 370.3 mn as at December 31st 2002), improving by € 14 mn.

The cash-flow statement, summarised below, shows that operating cash generation amounted to € 60.5 mn (€ 87 mn in 2002). This amount includes the investment (of some € 15 mn) for the start-up of activities previously performed by independent distributors.
Net cash generation of € 22 mn was mainly the result of the distribution of dividends and the NWC absorbed by the new subsidiaries mentioned above (above all inventory and receivables).

The summary cash-flow statement is as follows:

€ millions	2003	2002
Self-financing	90.4	108.4
Change in net working capital (*)	33.7	22.5
Cash flow from investment activities (**)	(63.6)	(43.9)
Operating cash flow	**60.5**	**87.0**
Working capital for new sales branches	(31.4)	-
Dividend distribution	(9.0)	(4.9)
Change in translation difference and other items	(6.1)	(5.3)
Securitisation	7.9	101.2
Change in net financial position	**21.9**	**177.9**

(*) Does not include NWC relating to the new subsidiaries.
(**) Includes the investment of some € 15 mn for goodwill of the new trading subsidiaries.

We point out that in April 2003 the € 150-mn bond loan issued by the subsidiary De'Longhi Pinguino SA in April 2000 matured and was totally repaid. At the same time the parent company stipulated a 5-year loan contract with a syndicate of a limited number of banks for the amount of € 150 mn. This loan, which is unsecured, is subject to interest at a variable rate equivalent to Euribor plus a margin of less than one percent point.
Following completion of the above-mentioned financial operation, the average duration of our financial exposure increased considerably, with its bias shifting towards medium-/long-term maturity dates.

As at December 31st 2003 the breakdown of the group's financial exposure was as follows:

€ millions	2003	2002
Short-term bank debt	(119.1)	(135.1)
Bonds	-	(150.0)
Cash & cash equivalents	102.8	155.3
Total short-term exposure	**(16.3)**	**(129.8)**
Medium-/long-term bank debt	(237.8)	(128.9)
Other non-current financial debt	6.9	(10.4)
Net financial position	**(247.2)**	**(269.1)**

NWC as a percent of sales improved for the third year in a row, decreasing from 21.1% in 2002 to 19.5% in 2003 (and was 32.4% in 2001) due to the effect of improved planning, more effective receivables management, and thanks to SAP implementation in Tricom and DL Trading, which permitted tighter control of NWC levels in these two important group companies.

Also based on like-for-like figures (i.e. excluding the securitisation effect), the incidence of NWC on net sale would have been 28% (improving vs. 29.1% in 2002).

The net Debt/Equity ratio (gearing) decreased to 0.44 vs. 0.49 in 2002.

Human resources

As at December 31st 2003 the De'Longhi Group had 5,870 employees (5,646 in 2002), featuring the following breakdown:

Number of employees	**31.12.2003**	**31.12.2002 (*)**
Blue-collars	3,817	3,713
White-collars	1,952	1,839
Managers	101	94
Total	**5,870**	**5,646**

(*)Data reclassified to allow better comparability with data as at December 31st 2003.

Group companies employed, as stated, a total of 5,870 staff, 224 more than in the previous year. This change was mainly the result of (a) an increase in the work force of the Chinese factory and of staff employed in the new sales branches and (b) a reduction in the parent company's employee headcount.

The average number of employees during the year increased from 5,603 in 2002 to 5,873 in 2003.

Payroll costs remained in line with 2002 (€ 162.4 mn in 2003 and € 162.3 mn 2002).

As regards development of internal human resources, some major training & development initiatives were undertaken for managers in various company areas holding positions of responsibility in different functions and for project leaders active in the R&D organisation.

Nearly all technical and production functions were heavily involved in the efforts concerning manufacturing and procurement delocalisation.
In addition, we strengthened the management levels of the Chinese manufacturing organisation.

Revision of the manufacturing platform

2003 marked continuation of delocalisation of part of production to the Tricom factory in China. Specifically, transfer of fan-heater lines was completed and production started whilst transfer of fryer lines was started and will be completed during the first half of 2004.
The results achieved in terms of cost reduction and quality were satisfactory.
In addition the Tricom organisation's resources were strengthened above all as regards quality control.

Strengthening of Chinese manufacturing activities took place without any substantial reduction in the activity of our Italian factories. The latter did not suffer from any particular inefficiency problems due to the increase in volume achieved versus 2002.

Following acquisition of the manufacturing assets formerly belonging to one of the world's leading oil-radiator manufacturers, the group now has a dual manufacturing platform dedicated not only to plastic items but also to heating.

Quality

The quality-control restructuring process continued with the objective of extending the same standards of quality to all group companies.

In 2003 we also adjusted and certified our quality system as per the requirements of the new Vision 2000 standard (ISO 9001: 2000) in the De'Longhi factories (plastic division) in Moimacco (province of Udine) and Borso del Grappa (province of Vicenza).

In addition, the environmental management system was certified (ISO 14001) at the Moimacco factory.

Logistics

2003 featured a considerable increase in transport costs (+21%) caused – besides the increase in sales volume (up by some 6%) – by manufacturing delocalisation. The latter, against a reduction in manufacturing and procurement costs, involved an increase in logistics costs stemming from the increase in average transport distances. Another major factor was the across-the-board increase in commercial freight tariffs.

In addition we continued the process of transfer of inventories from the European branches' warehouses to the centralised warehouse in Mignagola (province of Treviso) and completed the project for centralisation of Kenwood's central European warehouse at the Mignagola finished product warehouse. This has enabled us to achieve efficiencies in the logistics flow.

Distribution

2003 felt the positive effects of setting up of the new subsidiaries, which enabled the group to be more focused and closer to the market.
The good results achieved in terms of sales growth in the countries concerned confirm the rightness of the choices made.

In addition, 2003 was the first year of sale – with good results - of domestic appliances under the Kenwood brand in Italy via a specific dedicated sales organisation.

Information systems

Development of commercial information systems continued in the direction mapped out by the original strategic choices, which centre the information system's present and potential functionalities around the SAP software product.
More specifically, the projects completed are part of the group's strategy of extending the "single and integrated" system to all group companies to improve information reliability and timeliness, the efficiency of intercompany relations, and control over the companies' activities.
During 2003 efforts focused mainly on integration of the activities of Kenwood Ltd. (UK), Tricom and DL Trading (Hong Kong/China), and of the Spanish subsidiary.

In addition, we implemented projects relating to management of the central European warehouse (in Mignagola), management of Italian and foreign service centres, and to sales order management.

Risk coverage

The group has extensive insurance coverage in place for both its main assets (tangible fixed assets and receivables) and for any risks relating to products sold.

The group also has a policy of hedging financial risks (relating to exchange and interests rates).

Research & Development

The group's R&D function, in which substantial investments are made on an ongoing basis, has 10 laboratories and 13 technical offices located in or in the vicinity of production sites. The group dedicates over 230 people to the R&D activity. These investments have enabled the group to achieve competitive advantages and consolidated them over time.

During 2003 development efforts permitted market launch of numerous new products, both internally designed and produced and purchased.

Among the projects completed in 2003 we highlight finalisation of the Pastamore project for the first automatic pasta cooker – developed and produced at the Tricom factory – and of the project for the new super-automatic coffee machine, which took the concrete form of the opening up of a new market segment featuring major know-how and high technological entry barriers, also in terms of patents.

We also note research and development work on innovative solutions in portable heating (the objective of which is the use of lightweight materials and very energy-efficient radiant heating).

In the air conditioning segment, activity concerned technical actions to raise the product range's energy-efficiency labelling to Class A.

There was also significant activity concerning transfer of production technology for some product families to the Tricom factory in China. This related to the need to perform new homologation of all internally and externally produced components in order to assure our customary standards of quality.

Our R&D activity also made it possible to access the benefits granted by Italian Law 46/1982 and subsequent amendments concerning the products of applied research and technological innovation.
We specifically highlight the projects concerning "a range of air conditioners featuring low energy impact – Kyoto protocol" and "a machine for the production of hot or cold water or air via a refrigerant fluid – the Chiller project".
The benefits mentioned consist of grants and low-rate long-term loans.

ianges in regulatory amework

The group is active in the various association and institutional bodies that have the task of following the evolution of the regulatory framework affecting the business at both national and international level.
As regards this, we highlight Regulation 2037/2000, which – for the EU – envisages a band on use of synthetic HCFC (hydrochlorofluorocarbon) gases in the production of air conditioners as from January 1st 2004. Given this, all conditioner production will be based solely on HFC (hydrofluorocarbon) gases or on propane, the environmentally friendly alternative. In the light of the experience built up in cold-only conditioners, the new restrictions introduced should not cause any significant impact on the group.

As regards the directive CE 2002/31 concerning energy labelling of conditioners, 2004 should be the initial year of application, following a one-year suspension due to the lack of a uniform European standard. All enbloc air/air conditioners, since they will be loaded with the natural gas R290 natural gas, will feature great efficiency and will therefore be able to be labelled in high classes.

In 2003 Climaveneta already introduced a new family of large air conditioners featuring high efficiency and in 2004 will launch new families qualifying for a Class A rating and thus featuring high efficiency.

vestments and products

During the year the Group invested some € 37.7 mn in tangible fixed assets, mostly relating to investments in the main production sites, expansion of the Treviso office block, and to new moulds and equipment for the production and launch of new products, strengthening the various product families in which the group is active.

During 2003 there were many De'Longhi novelties in all business segments.

In the segment of cooking & food-preparation products, we highlight – as regards coffee machines – the launch of the "Superautomatica" model. This was launched in some international markets only at the end of the year and will be rolled out during 2004. We also highlight the great success, for the second year running, of the electric moka coffee maker, also in the 4-cup version and in the version featuring a timer.

Another product with major innovative content was Pastamore, the first automatic pasta cooked. Launched at the end of the year in the Italian market, already in the early months of 2004 it will also be launched in countries such as Germany and Greece.
The Simac brand introduced an important novelty in the mature blender family, thanks to Simac MangiaBevi. This blender, equipped with a convenient dispenser, has revitalised the entire category and reconfirmed the BravoSimac brand in the Italian market.

In the home cleaning & ironing segment, an event to note was the launch in Italy and abroad of the new continuous-refill ironing system in two models for the De'Longhi and Simac brands.
This new product confirmed De'Longhi's coverage of the segment, in both the domestic and international market.

Expansion of the compact dehumidifier range continued, with the addition of electronic and heating functions.
Lastly, there was the advertising launch of Caldabagno and of Caldopanny, with the latter being an easy-to-install wall-mounted, plug-in towel warmer. This was launched in both Italy and Spain with adequate advertising support.

Many of these products will come into their own during 2004, the year when we should benefit from their full-year commercial launch in the main markets.

All communication efforts abroad featured the common leitmotiv of the "Living Innovation" strategy, continuing the work begun in 2003 and using formats common to all countries. These formats enable us to achieve a consistent brand image internationally, as well as substantial savings thanks to economies of scale.

As stated, 2003 featured the launch of many new major products, such as the Caldopanny wall-mounted plug-in towel warmer, the Pastamore pasta cooker, and the Smoothie blender. These opened up new market segments but involved major investments needed to make them known to the market.

The advertising campaign concentrated on some of the main De'Longhi products, i.e.

- De'Longhi *Alicia* (electric moka coffee maker), via continuation of the advertising effort to support the product's launch, to give continuity to the product's communication presence, and to support expansion of the range (4-cup model) and the launch of the electronic version.

- De'Longhi *Pastamore* with the launch of the new pasta cooker in December.

- De'Longhi *Caldobagno* (heater) and *Caldopanny* (towel warmer) to support the launch of the new wall-mounted product, with a TV campaigns followed by maintenance back-up in the periodical press.

- The *Smoothie* blender, one of the biggest successes in the Kenwood range in recent years.

As regards Kenwood, the main event in 2003 was the launch of the Kenwood Chef Titanium, a high-performance product targeting a demanding and attentive public.

The introduction of this advanced food-processor model was accompanied by major advertising efforts in the UK and in the main European countries.

Stock option plans

The stock option plan decided upon by the Board of Directors on June 12th 2001 was implemented in July 2001. The plan's aims reflect the desire to (a) build the loyalty of key resources, focusing their attention on the factors for medium-/long-term success and (b) maintain or improve the group's competitiveness in the domestic and international compensation market, introducing an economic variable linked to the creation of value for the company and for shareholders.

The plan initially involved 63 Italian and non-Italian employees holding key positions at group level, who were assigned a total of some 6,900,000 operations, vesting of a part of which is subject to achievement of objectives whilst another part depends on maintenance of the employment relationship with the group.
It will be possible to exercise the options in instalments as from 2004 and until 28.02.2006, during specified periods.

During 2003 the Board of Directors of De'Longhi SpA decided to admit a new manager to the stock option plan, assigning 80,000 options, whilst 3 employees who were already plan participants left the group.

As at 31.12.2003 there were 64 plan participants with a total of 6,959,510 options assigned.

	2003				**2002**			
Description	**No. of partici-pants**	**Total no. of options**	**Period of exercise**	**Unitary exercise price (€)**	**No. of partici -pants**	**Total no. of options**	**Period of exercise**	**Unitary exercise price (€)**
Status as at January 1st	60 3 3	6,586,627 293,890 236,500	2004-'06 2004-'06 2005-'06	3.400 4.123 4.765	63	6,867,225	2004-'06	3.400
New plan participants during period	1	80,000	2005-'06	3.460	3 3	293,890 236,500	2004-'06 2005-'06	4.123 4.765
Rights lapsing during period	(3)	(237,507)	-	3.400	(3)	(280,598)	-	3.400
Year-end status	**64**	**6,959,510**			**66**	**7,117,017**		

On 15.12.2003 De'Longhi SpA's Board of Directors decided on a capital increase to service the 2001-2006 stock option plan, whose options became exercisable on 01.01.2004.

Corporate Governance

During 2003 the corporate governance system of De'Longhi SpA acquired further instruments to optimise the state of internal control and audit and thus to enable the Board of Directors to identify and manage the main business risks adequately.
Specifically, during its meeting on March 4th 2003 the Board of Directors adopted the new version of the Self-Governance Code presented by the company's Internal Control & Corporate Governance Committee. This reflects the amendments made in July 2002 to the Code by the Committee for Corporate Governance of Listed Companies of Borsa Italiana SpA.
In addition, the Board of Directors continued the process of adaptation to the requirements of Italian Legislative Decree 231/2001 [concerning legal entities' administrative liability], already previously addressed by management – also aided by the Internal Control & Corporate Governance Committee – in order to take the actions needed to develop the "organisational model" envisaged by the decree.
Lastly, the Board of Directors approved the Code of Ethics and "Guidelines and criteria for identification of significant transactions and, in particular, of transactions with related parties".

For information concerning corporate governance, reference should in any case be made to the report prepared as per Article IA.2.13 of the Instructions for the Italian Stock Exchange Regulation. This provides full information on the ways in which the corporate governance system and Self-Governance Code are implemented. The report will be lodged with Borsa Italiana SpA.

Shareholdings owned by directors and statutory auditors

As required by Article 79 of the CONSOB (Italian listed company and stock market surveillance body) Regulation passed with resolution no. 11971 on 14/05/1999, below we provide information on the shares owned by directors and statutory auditors in De'Longhi SpA and in its subsidiary companies.

Full name	Company in which shares are owned	No. of shares owned as at 31.12.02	Purchases 2003	Sales 2003	No. of shares owned as at 31.12.03
Giuseppe De'Longhi	Elba SpA	90	-	-	90
Fabio De'Longhi	De'Longhi SpA (*)	447,570 (*)	-	-	447,570 (*)
Fabio De'Longhi	De'Longhi Pinguino SA	1	-	(1)	-
Stefano Beraldo	De'Longhi SpA	20,600	-	-	20,600
Giorgio Sandri	De'Longhi SpA	30,750	-	-	30,750
Silvio Sartori	De'Longhi SpA	100,000 (*)	-	-	100,000 (*)
Massimo Lanfranchi (standing statutory auditor)	De'Longhi SpA (*)	750 (*)	-	-	750 (*)

(*)Figure includes shares owned indirectly or via relatives.

Transactions with parent, subsidiary, associated and related companies

The effects of De'Longhi's dealings with parent companies, subsidiaries, associated companies, and with related parties are summarised in the Explanatory Note.

De'Longhi stock performance

During 2003 De'Longhi stock hit a maximum of € 4.70 (January 2003) and a minimum of € 2.98 (March 2003), with an average price in the 12 months of € 3.58 per share. Trading volume increased during the year, with average daily trading volume of some 230,000 shares vs. just under 160,000 shares in 2002.

Key stock market and per-share indicators

2003 stock market data	
Maximum price - € (January 13th 2003)	4.70
Minimum price - € (March 12th 2003)	2.98
Average 2003 price - €	3.58
Market capitalisation as at December 31st 2003 (€ millions)	494.1

Source: Reuters

Per-share and dividend data	2003	2002
Number of shares (millions)	149.5	149.5
Earnings per share	0.15	0.27
Book value per share	3.76	3.71
Dividend per share	0.06	0.06
Payout ratio %	40.2%	22.4%
Price/Earnings per share (1)	22.1	15.9
Price/Book value per share (1)	0.9	1.1
Dividend Yield (1)	1.8%	1.4%

(1) Calculated on the basis of year-end prices

Introduction of international accounting standards

Due to the coming into force of CE Regulation 1606/2002 of the European Parliament and Council and of CE Regulation 1725/2003 of the Commission, as from 2005 companies with shares traded in regulated in the regulated markets of EU member countries must prepare consolidated financial statements complying with international accounting standards (IAS).
In order to comply with the above regulations' requirements, already during 2003 the De'Longhi Group started analysis of the aforesaid standards, in order to assess their key effects on financial statements. We have planned actions to update staff, leading to identification of task forces for in-depth study of the most innovative items.
Thus far an initial phase of analysis of the main effects of international standards' application has completed. During 2004 the phase featuring further in-depth evaluation will permit preparation of a balance sheet as at the transition date (which for the De'Longhi Group is January 1st 2004), drawn up according to international standards, also in the light of the IASB's most recent pronouncements.

Events after year-end

No significant events occurred after the end of the year.

Outlook and expected business progress

2003 was a difficult year in terms of exchange-rate trends, slack consumer spending, and pressure on selling prices.

Management believes that, thanks to the contribution to sales of the new products launched at the end of 2003 and to actions on the efficiency front – including the start of joint ventures and the contribution of the new factories in China – in 2004 the group will be able to improve profitability, thus steering it gradually closer to its customary levels.

Treviso, March 26th 2004

On behalf of the Board of Directors

Stefano Beraldo
Managing Director

(Amounts in € '000)

ASSETS	31.12.2003 Sub-total	31.12.2003 Total	31.12.2002 Sub-total	31.12.2002 Total
A) AMOUNTS RECEIVABLE FROM SHAREHOLDERS		-		-
B) FIXED ASSETS				
I - INTANGIBLE FIXED ASSETS				
1) Start-up and expansion expenses		7,228		9,901
2) Research, development and advertising costs		6,430		234
3) Industrial patents and intellectual property rights		3,122		3,877
4) Concessions, licenses, trademarks and similar rights		182,678		194,781
5) Consolidation difference and goodwill		217,313		218,945
6) Assets under construction and advance payments		3,172		218
7) Other intangible assets		10,367		6,660
TOTAL INTANGIBLE FIXED ASSETS		430,310		434,616
II - TANGIBLE FIXED ASSETS				
1) Land and buildings		121,382		122,531
2) Plant and machinery		48,816		53,307
3) Industrial and commercial equipment		30,932		29,734
4) Other tangible assets		10,336		9,878
5) Assets under construction and advance payments to suppliers		3,809		5,525
TOTAL TANGIBLE FIXED ASSETS		215,275		220,975
III - FINANCIAL FIXED ASSETS				
1) Equity investments in:				
a) Subsidiary companies	2,099		1,245	
b) Associated companies	4,120		4,486	
d) Other companies	931	7,150	926	6,657
2) Amounts receivable from:				
b) Associated companies				
- Within 12 months	-		1,450	
- Beyond 12 months	-	-	3,510	4,960
d) Others:				
- Within 12 months	1,010		902	
- Beyond 12 months	2,934	3,944	462	1,364
Total amounts receivable		3,944		6,324
TOTAL FINANCIAL FIXED ASSETS		11,094		12,981
TOTAL FIXED ASSETS		**656,679**		**668,572**
C) CURRENT ASSETS				
I - INVENTORIES				
1) Raw materials, other materials, and consumables		64,158		63,426
2) Work in progress and semi-finished products		18,133		18,891
3) Finished products and goods for resale		178,146		151,433
4) Payments on account		-		-
TOTAL INVENTORIES		260,437		233,750
II - ACCOUNTS RECEIVABLE				
1) Trade receivables				
- Within 12 months	300,189		313,599	
- Beyond 12 months	468	300,657	102	313,701
3) Due from associated companies				
- Within 12 months	290		14,943	
- Beyond 12 months	-	290	508	15,451
5) Due from third parties				
- Within 12 months	29,739		14,643	
- Beyond 12 months	37,631	67,370	36,876	51,519
TOTAL ACCOUNTS RECEIVABLE		368,317		380,671
III - CURRENT FINANCIAL ASSETS				
4) Other equity investments		606		606
6) Other securities		33,683		30,816
TOTAL CURRENT FINANCIAL ASSETS		34,289		31,422
IV - LIQUID FUNDS				
1) Bank and post office deposits		101,089		150,818
2) Cheques		1,502		2,908
3) Cash and valuables in hand		225		1,573
TOTAL LIQUID FUNDS		102,816		155,299
TOTAL CURRENT ASSETS		**765,859**		**801,142**
D) ACCRUED INCOME AND PREPAID EXPENSES		**3,388**		**13,614**
TOTAL ASSETS		**1,425,926**		**1,483,328**

(Amounts in € '000)

LIABILITIES	31.12.2003 Sub-total	31.12.2003 Total	31.12.2002 Sub-total	31.12.2002 Total
A) NET SHAREHOLDERS' EQUITY				
I - SHARE CAPITAL		448,500		448,500
II - ADDITIONAL PAID-IN CAPITAL (Share premium reserve)		15,000		15,000
III - REVALUATION RESERVES		-		-
IV - LEGAL RESERVE		4,349		3,561
V - TREASURY STOCK RESERVE		-		-
VI - STATUTORY RESERVES		-		-
VII - OTHER RESERVES				
- Extraordinary reserve	41,493		35,488	
- Cumulative translation adjustment	(13,024)	28,469	(5,858)	29,630
VIII - RETAINED EARNINGS (LOSSES CARRIED FORWARD)		42,083		17,830
IX - NET INCOME (LOSS) FOR THE YEAR		22,340		40,016
TOTAL GROUP NET SHAREHOLDERS' EQUITY		**560,741**		**554,537**
X - CAPITAL & RESERVES - MINORITY INTERESTS		1,259		69
XI - NET INCOME - MINORITY INTERESTS		104		268
TOTAL NET SHAREHOLDERS' EQUITY		**562,104**		**554,874**
B) RESERVES FOR RISKS AND CHARGES				
1) Pensions and similar commitments		5,160		4,739
2) Taxes				
- Deferred		29,291		51,652
3) Other		34,617		29,492
TOTAL RESERVES FOR RISKS AND CHARGES		**69,068**		**85,883**
C) RESERVE FOR STAFF SEVERANCE INDEMNITIES		**24,583**		**22,867**
D) ACCOUNTS PAYABLE				
1) Bonds				
- Within 12 months	-		150,000	
- Beyond 12 months	-	-	-	150,000
3) Amounts due to banks				
- Within 12 months	119,086		135,147	
- Beyond 12 months	237,808	356,894	128,888	264,035
4) Amounts due to other financial companies				
- Within 12 months	3,020		19,360	
- Beyond 12 months	10,065	13,085	12,972	32,332
5) Payments on account from customers		1,317		1,713
6) Trade payables		307,792		288,640
8) Amounts due to subsidiary companies				
- Within 12 months	-		-	
- Beyond 12 months	1,622	1,622	1,544	1,544
9) Amounts due to associated companies		767		2,218
10) Amounts due to parent companies		11		180
11) Amounts due to tax authorities				
- Within 12 months	33,809		33,481	
- Beyond 12 months	-	33,809	610	34,091
12) Amounts due to social security institutions				
- Within 12 months	6,847		6,723	
- Beyond 12 months	-	6,847	8	6,731
13) Other payables				
- Within 12 months	40,512		22,664	
- Beyond 12 months	355	40,867	89	22,753
TOTAL ACCOUNTS PAYABLE		**763,011**		**804,237**
E) ACCRUED LIABILITIES AND DEFERRED INCOME		**7,160**		**15,467**
TOTAL LIABILITIES		**863,822**		**928,454**
TOTAL LIABILITIES & NET SHAREHOLDERS' EQUITY		**1,425,926**		**1,483,328**
MEMORANDUM ACCOUNTS				
1) Unsecured guarantees given				
- Sureties given in third parties' favour	3,504		1,473	
- Other unsecured guarantees given in third parties' favour	1,273	4,777	16	1,489
2) Other commitments		6,290		7,340
TOTAL MEMORANDUM ACCOUNTS		**11,067**		**8,829**

(Amounts in € '000

INCOME STATEMENT	31.12.2003 Sub-total	31.12.2003 Total	31.12.2002 Sub-total	31.12.2002 Total
A) PRODUCTION VALUE				
1) Revenues from sales and services		1,252,724		1,250,958
2) Change in inventories of work in progress, semi-finished and finished products		17,864		7,936
4) Asset increases due to own work		3,008		2,720
5) Other revenues and income				
- Miscellaneous	24,281		22,496	
- Operating grants	953	25,234	209	22,705
TOTAL PRODUCTION VALUE		**1,298,830**		**1,284,319**
B) PRODUCTION COSTS				
6) Raw materials, other materials, consumables, and goods for resale		649,404		627,950
7) Services		300,131		274,777
8) Leasing, rental and royalties		17,900		16,339
9) Payroll and related costs:				
a) Wages and salaries	119,487		120,314	
b) Social security charges	32,853		32,234	
c) Staff severance indemnities	6,223		6,187	
d) Pensions and similar commitments	2,040		1,837	
e) Other costs	1,779	162,382	1,720	162,292
10) Amortisation, depreciation and write-downs				
a) Amortisation of intangible fixed assets	34,539		32,901	
b) Depreciation of tangible fixed assets	31,800		37,540	
c) Other write-downs of fixed assets	11		7	
d) Write-downs of current receivables and liquid funds	4,006	70,356	3,718	74,166
11) Change in inventories of raw materials, other materials, consumables, and of goods for resale		(3,875)		(1,729)
12) Provisions for risks and charges		7,831		9,104
14) Other operating expenses		10,047		11,488
TOTAL PRODUCTION COSTS		**1,214,176**		**1,174,387**
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS (A-B)		**84,654**		**109,932**
C) FINANCIAL INCOME AND EXPENSES				
15) Income from equity investments				
b) Associated companies	-		6	
d) Others	3,651	3,651	1,003	1,009
16) Other financial income				
b) From securities included among fixed assets and not constituting equity investments	-		22	
c) From securities included among current assets and not constituting equity investments	687		95	
d) Income other than the above:				
- Associated companies	116		416	
- Others	51,075	51,878	53,146	53,679
17) Interest and other financial expenses				
a) Subsidiary companies	(78)		(75)	
b) Associated companies	-		(13)	
d) Others	(89,283)	(89,361)	(90.252)	(90,340)
TOTAL FINANCIAL INCOME AND EXPENSES		**(33,832)**		**(35,652)**
D) ADJUSTMENTS TO VALUE OF FINANCIAL ASSETS				
18) Write-ups		947		103
19) Write-downs		(989)		(733)
TOTAL ADJUSTMENTS TO VALUE OF FINANCIAL ASSETS		**(42)**		**(630)**
E) EXTRAORDINARY INCOME AND EXPENSES				
20) Income:				
a) Gains on disposals	274		241	
b) Other extraordinary income	9,145	9,419	3,805	4,046
21) Expenses:				
a) Losses on disposals	(140)		(13)	
b)Taxes relating to prior years	(8,713)		(539)	
c) Other extraordinary expenses	(12,192)	(21,045)	(8,888)	(9,440)
TOTAL EXTRAORDINARY INCOME AND EXPENSES		**(11,626)**		**(5,394)**
PRE-TAX INCOME		**39,154**		**68,256**
22) income tax for the year		(16,710)		(27,972)
NET INCOME (LOSS) BEFORE MINORITIES		**22,444**		**40,284**
(Income) loss attributable to minority interests		(104)		(268)
GROUP NET INCOME (LOSS) FOR THE YEAR		**22,340**		**40,016**

(Amounts in € '000)

Consolidated cash-flow statement for the years ending on December 31st 2003 and 2002

	31/12/2003	31/12/2002
Net income for the year	22,340	40,016
Amortisation and depreciation	66,339	70,441
Net provisions and write-downs	1,692	(2,083)
Cash flows generated (absorbed) by operations (A)	**90,371**	**108,374**
Changes in net working capital		
Trade receivables	16,452	(11,435)
Year-end inventories	(26,687)	1,096
Trade payables	17,713	41,152
Other current payables and receivables	(5,143)	(8,325)
Cash flows generated (absorbed) by changes in net working capital (B)	**2,335**	**22,488**
Cash flows generated (absorbed) by investment activities		
Net investments in intangible fixed assets	(36,629)	(9,781)
Net investments in tangible fixed assets	*(27,370)*	*(31,347)*
Net investments in financial fixed assets	374	1,648
Allocation of consolidation differences (net of related tax effect)	0	(4,384)
Total cash flows generated (absorbed) by investment activities (C)	**(63,625)**	**(43,864)**
Dividend distribution	(8,969)	(4,934)
Change in translation reserve	(7,167)	(5,346)
Increase (decrease) in minority interests	1,026	46
Cash flow generated by changes in net shareholders' equity (D)	**(15,110)**	**(10,234)**
Securitisation (E)	**7,946**	**101,177**
Total cash flow in year (A+B+C+D+E)	**21,917**	**177,941**
Net financial position at beginning of year	(269,123)	(447,064)
Cash flow in year (A+B+C+D+E)	21,917	177,941
Net financial position as at December 31st 2003 (*)	**(247,206)**	**(269,123)**

(*) The figure as at December 31st 2003 includes liquid funds and other financial assets totalling € 228,179 thousand, all collectable within 12 months. Financial payables refer to bank debt of € 272,564 thousand (of which € 233,194 thousand due after 12 months) and to amounts payable to others of € 22,970 thousand (of which € 7,547 thousand after 12 months).

Statement of changes in consolidated net shareholders' equity for the years ending on December 31st 2002 and 2003

(Amounts in € '000)

	Share capital	Share premium reserve	Legal reserve	Other reserves	Translation difference reserve	Retained earnings (losses carried forward)	Net income (loss) for year	Total
Balance as at January 1st 2002	**448,500**	**15,000**	**3,254**	**34,588**	**(512)**	**(2,350)**	**26,321**	**524,801**
Allocation of 2001 net income as approved by shareholders on April 23rd 2002								
- Dividend distribution							(4,934)	**(4,934)**
- Allocation to reserves			307	900		20,180	(21,387)	**0**
Differences arising translation of foreign companies' financial statements into euro					(5,346)			**(5,346)**
Net income for the year							40,016	**40,016**
Balance as at December 31st 2002	**448,500**	**15,000**	**3,561**	**35,488**	**(5,858)**	**17,830**	**40,016**	**554,537**
Allocation of 2002 net income as approved by shareholders on April 14th 2003								
- Dividend distribution							(8,970)	**(8,970)**
- Allocation to reserves			788	6,005		24,253	(31,046)	**0**
Differences arising translation of foreign companies' financial statements into euro					(7,166)			**(7,166)**
Net income for the year							22,340	**22,340**
Balance as at December 31st 2003	**448,500**	**15,000**	**4,349**	**41,493**	**(13,024)**	**42,083**	**22,340**	**560,741**

EXPLANATORY NOTE

Data expressed in € '000 (€k)

FORM AND CONTENT OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated year-end financial statements have been prepared in accordance with Italian Legislative Decree 127/1991 and the Italian Civil Code, as supplemented by the accounting standards established by the Italian National Councils of Chartered & Registered Accountants (Consigli Nazionali dei Dottori Commercialisti e Ragionieri). They also take into account provisions introduced by Italian Legislative Decree 58/1998 (known as the Draghi Consolidated Act) and subsequent implementation and supplementary decrees and additions, as well as CONSOB recommendations.
In addition, we have provided all complementary information deemed necessary to assure true and proper representation of the group's equity, operating and financial position.

The financial statements used for consolidation purposes are those prepared by the Boards of Directors of the individual companies, adjusted, where necessary, to eliminate items recorded solely for tax purposes and to align statements with group accounting policies.

In order to ensure clearer representation and easier analysis of the group's equity, financial and operating position, amounts recorded in the financial statements, in the statements of changes in consolidated cash flows and in shareholders' equity, as well as in these explanatory notes, are expressed in thousands of euro (€k).

Consolidated financial statements as at December 31st, 2003 also show the amounts reported for the corresponding items of the consolidated financial statements as at December 31st, 2002.
For the sake of consistency of classification criteria adopted for the two accounting periods, in some cases amounts in the previously published consolidated accounts as at December 31st, 2002 have been reclassified without, however, modifying the group's net result in the period or net shareholders' equity.
Reclassification involved some balance-sheet and income-statement items and mainly impacted service costs and purchase costs for finished goods and components, due to different and more accurate classification of detailed items made possible following implementation of the group information system (SAP) in the Kenwood Ltd. subsidiary.

For information not specified in these notes, reference should be made to the comments contained in the Directors' report.

CONSOLIDATION AREA

The consolidation area, listed in Attachment 1 to these notes, includes the financial statements of the group's operating parent company, De'Longhi SpA, and those of its subsidiary companies as at December 31st, 2003 in which the Group parent company, directly or indirectly holds the majority of share capital or of voting rights.

During 2003 the consolidation area expanded due to:

- Constitution of the companies De'Longhi Australia Pty Ltd., De'Longhi New Zealand Ltd. and De'Longhi Electròdomesticos España SL, active in selling group products in their respective markets in the place of the previous distributors.
- Constitution of the company Promised Success Limited, 67% owned. This company, via the subsidiary On Shiu (Zhongshan) Electrical Appliance Company Limited, has in fact acquired the assets of three production sites in Zhongshan, in the province of Guang Dong, for the production of oil radiators. The equity interest is indirectly owned via the subsidiary De'Longhi Nederland BV, which during 2002 had already taken over control of assets located in Hong Kong and Quing-Xi-Town (mainland China), via acquisition of the equity interest in DL Trading Ltd.
- Constitution of a new company – Chat Union Climaveneta Company Ltd. – 50% owned by Climaveneta SpA with the remaining 50% owned by a local manufacturer. The company in turn controls a company based in Shanghai – Climaveneta Chat Union Refrigeration Equipment (Shanghai) Co. Ltd., active in the production of large conditioners for the Chinese market. These companies have been proportionally consolidated.
- Acquisition of a 76% equity interest in Inntek Sas, a company active in the distribution of large conditioners in France.
- Constitution of the company Ariete France Electromenager Sarl, active in the distribution of products under the Ariete brand in the French market.
- Acquisition of the remaining 30% of Climaveneta Deutschland GmbH, thus enabling to achieve 100% ownership of the company.

During 2003 we also continued the corporate reorganisation process. This involved the following items:

- Implementation of a new international cash pooling system in collaboration with the ING banking group, with the aim of optimising foreign subsidiaries' cash management. This project took place via acquisition from the ING Group of a newco, ICOS SA (which subsequently took on the name of De'Longhi Finance SA), to act as the international cash pooling co-ordinator for the group's foreign companies. The company was then appropriately capitalised with some € 242 mn.
  De'Longhi Pinguino SA, which during 2003 completed repayment of the € 150-mn bond loan, instead started the liquidation process in a perspective of financial restructuring to contain costs and simplify the group's structure.
- De'Longhi Pinguino SA sold Climaveneta SpA to a new Italian subholding. Following acquisition, the new subholding incorporated Climaveneta SpA, thus creating a sub-group dedicated to the specific business area and directly controlled by De'Longhi SpA, in order to be able to use in any joint-venture deals with other industrial partners.
  The move also made it possible to fully surface the value of the assets owned by the group, giving full tax relevance to part of intangible assets that had previously been suspended.

- Kenwood Ltd. was subject to a transfer within the group in order to optimise exploitation of synergies stemming from a project planned to reorganise the group's companies active in the UK

- We sold the equity interest in the associated company Parex Industries Ltd. (and collected financial credits outstanding as at December 31st 2002), which distributed the De'Longhi Group's products in the Australian and New Zealand markets. As described earlier, two new, directly controlled companies now perform this activity.

CONSOLIDATION POLICIES

The most significant consolidation policies adopted in the preparation of consolidated financial statements are the following:

- Differences resulting from the elimination of the book value of equity investments against their equity value at the acquisition date, to the extent possible, are allocated to specific assets and liabilities of companies included in consolidation. Any unallocated residual balances, if positive, are recorded as "Consolidation differences" among the assets and amortised on a straight-line basis to reflect their expected recoverability. If negative, they are credited to an equity account denominated "Consolidation reserve".

- Minority shareholders' interests in equity and the net result are reported separately among consolidated equity accounts denominated, respectively, "Capital and reserves of minority shareholders" and "Net income attributable to minority interests".

- All intercompany receivables and payables, revenues and expenses and transactions between consolidated companies, are eliminated, as are dividends distributed between Group companies. Also eliminated are unrealised profits and gains and losses deriving from transactions between Group companies.

- The effects of provisions and adjustments carried out by individual companies included in the consolidation area in order to obtain tax benefits available under current legislation, are also eliminated from the consolidated financial statements, and adjustments are made to achieve consistency with group accounting policies.

Policies and exchange rates applied to translation into euro of foreign-currency financial statements

Foreign companies' financial statements are translated into euro as follows:

- For assets and liabilities, the exchange rates in force at year-end are used
- For income statement items, average exchange rates for the year are used;
- For individual items within net shareholders' equity, historical exchange rates are used.

Exchange differences deriving from the application of the above method are reflected directly within a specific item of consolidated net shareholders' equity called "Cumulative translation adjustment".

The foreign currency/Euro exchange rates applied for translation were as follows:

Currency		FY2003		FY2002	
		Year-end x-rate (*)	Average x-rate (*)	Year-end x-rate (*)	Average x-rate (*)
Australian dollar	AUD	1.6802	1.7379	1.8556	1.7377
Canadian dollar	CAD	1.6234	1.5817	1.6550	1.4838
Pound sterling	GBP	0.7048	0.6920	0.6505	0.6288
Hong Kong dollar	HKD	9.8049	8.8079	8.1781	7.3750
Japanese yen	JPY	135.0500	130.9710	124.3900	118.0630
Malaysian ringitt	MYR	4.7990	4.2979	3.9845	3.5927
New Zealand dollar	NZD	1.9244	1.9438	1.9975	2.0366
Polish zloty	PLN	4.7019	4.3996	4.0210	3.8574
South African rand	ZAR	8.3276	8.5317	9.0094	9.9072
Singapore dollar	SGD	2.1450	1.9703	1.8199	1.6912
US dollar	USD	1.2630	1.1312	1.0487	0.9456
Chinese Renminbi (Yuan)	CNY	10.4576	9.3660	8.6832	7.8287

(*) Source: UIC (Ufficio Italiano Cambi – Italian Foreign Exchange Office)

ACCOUNTING POLICIES

The most significant accounting policies applied in preparation of consolidated year-end financial statements as at December 31st, 2003, in compliance with the provisions of Article 2426 of the Italian Civil Code and as required by Article 35 of Italian Legislative Decree 127/1991, are the following:

a- Intangible fixed assets

Intangible fixed assets are recorded at acquisition cost, including related charges, and are systematically amortised in relation to their future usefulness. This value may be increased by allocations of consolidation differences.

Start-up expenses -- which include constitution costs and expenses relating to share capital increases, together with costs incurred for listing of the operating parent company on the Milan Stock Exchange - are amortised over five years.

Research and development expenses are charged in full to the income statement in the year when they are incurred, unless they relate to the realisation of clearly defined specific products, the technical feasibility of which has been reasonably demonstrated, together with the existence of a future market, and the recoverability of costs via future revenues. Their book value is amortised on a straight-line basis over five years, which represents their technically useful life.

Advertising expenses are fully charged to the income statement in the year when they are incurred.

Concessions, trademarks and similar rights are amortised in relation to their residual possibility of use, considered to be 10-20 years for trademarks, 4 years for intellectual property rights, and 10 years for patents.

Consolidation differences are systematically amortised over a period of 10 years in some cases and 20 years in others, according to their reasonable future usefulness and based on the outlook for their business utilisation by the group, estimated with reference to the characteristics of the sector in which group companies operate.

Other intangible fixed assets are amortised according to their residual future usefulness.

b- Tangible fixed assets

Tangible fixed assets are recorded at purchase or production cost, inclusive of directly attributable incidental expenses, and as increased for certain asset categories by (a) monetary revaluations carried out under Italian Laws 576/1975, 72/1983, 413/1991 and 342/2000 and (b) the allocation of amounts emerging at the time of mergers and consolidation. Fixed assets that at year-end feature a permanent loss in value are written down. The value of such assets is reinstated in future accounting periods should the reasons for write-down no longer apply.

Tangible assets are stated net of depreciation calculated systematically each year to reflect the residual useful lives of the related assets. Assets entering service during the year are depreciated using rates reduced by 50% in order to allow for their limited use.

The rates applied are as follows:

Industrial buildings	3.0%
Lightweight constructions	10.0%
Generic and specific plant	5-16.7%
Furnaces	15.0%
Miscellaneous equipment	25.0%
Purification systems	15.0%
Office furniture and machinery	12.0%
Electromechanical machinery	20.0%
Transport vehicles	20.0%
Automobiles	25.0%

Ordinary maintenance costs are fully expensed in the income statement as incurred. Incremental maintenance costs that increase the useful lives of the related assets are allocated to those assets and depreciated over their residual useful lives.

Investment assets acquired under financial leasing contracts are accounted for in accordance with the relevant International Accounting Standard (IAS 17), which provides that such assets be recorded among fixed assets at normal value and depreciated using rates applicable to the respective assets. At the same time, the corresponding financial payables due to the leasing companies are recorded among liabilities. Depreciation on such assets and accrued interest are reflected in the income statement.

c- Financial fixed assets

Equity investments in associated and subsidiary companies not consolidated on a line-by-line basis are carried at equity, whilst equity investments in other companies are stated at acquisition cost, as written down in cases where there is a permanent loss in value. Such assets are restored to their original value in future accounting periods should the reasons for write-down no longer apply.

Financial receivables are recorded at their estimated realisable value.

d- Inventories

Inventories are stated at the lowest out of purchase or production cost, determined applying the weighted average cost criterion, and their realisable value based on market trends. Finished and semi-finished products are stated at production cost; work in progress is stated taking into account production cost and effective year-end completion status. Obsolete or slow-moving inventories are written down to their estimated utilisable or realisable future value via provision of a specific reserve adjusting inventory value.

e- Receivables and payables

Receivables are stated in accounts at their estimated realisable value via provision of a write-down reserve determined in accordance with principles of prudence.

Payables are stated at their nominal value.

f- Current financial assets

These are stated in accounts at the lowest out of purchase cost and presumable realisation value based on market trends. If in subsequent accounting periods the reasons for write-down no longer apply, the original cost is written back.

g- Accruals and deferrals

This heading comprises portions of cost and income common to two or more years, the entity of which varies over time, applying the principle of business/timing match (accrual accounting).

h- Liquid funds

These are posted at their nominal value.

i- Reserves for risks and charges

Specific reserves are provisioned in accounts to cover charges of a given type, certain or likely to occur, and the timing and entity of which cannot be determined at year-end. They reflect the best possible estimate of losses based on the information available.

As regards the reserve for deferred taxes reference should be made to subparagraph n below.

l- Reserve for staff severance indemnities

Staff severance indemnities are posted in compliance with current laws and labour contracts and reflect the liability accrued vis-à-vis all employees as at year-end date.

m- Recognition of costs and revenues

These items are recorded, in accordance with the principle of prudence and business match (accrual accounting).

Revenues are stated net of returns, discounts, allowances and bonuses, together with all taxes directly connected with the sale of products and services. Revenues from the sale of products are recognised at the time ownership is transferred, which is generally upon delivery or shipment of the goods.

Costs are recorded using criteria similar to those applied to revenue recognition.

n- Exchange-rate differences stemming from foreign-currency transactions and criteria for translation of foreign-currency items

Foreign-currency transactions are recorded using the exchange rates in force on the transaction date. Any exchange-rate differences arising during the year are reflected in the income statement among financial income and expenses.

Foreign-currency payables and receivables outstanding at year-end, as well as derivative contracts hedging exchange rates, are adjusted to the exchange rates in force on the financial year-end date. Any positive or negative exchange differences emerging are posted in the income statement.

o- Financial instruments

Financial instruments used to hedge exchange-rate risks are accounted for consistently with the assets and liabilities covered. Related financial income and expenses are posted in the income statement according to applicability.

p- Income taxes

Income taxes are determined according to taxable income, in conformity with tax regulations in force in individual countries, as envisaged by Italian accounting standard no. 25 issued by the Italian National Councils of Chartered & Registered Accountants. Prepaid (deferred) taxes have been provisioned in accordance with the tax liability method, in order to reflect the tax effects deriving from the allocation of gains on acquisitions, on certain consolidation adjustments, and on all temporary differences emerging between the book value of assets and liabilities and their corresponding tax value, applying the current tax rate. The benefit of tax losses carried forward is recorded to the extent that achievement of future taxable income sufficient to absorb the losses carried forward is considered probable, within the period in which such losses are deductible under current tax regulations.

Deferred taxes are provisioned for subsidiary companies' retained earnings if they are likely to be distributed and if the equity investments are not held on a long-term basis.

Prepaid taxes are recorded among "Amounts due from third parties" (among current assets), net of deferred taxes relating to consolidation adjustments and other temporary differences. Deferred taxes calculated on consolidation differences allocated to specific asset and liability items are reported separately among "Reserves for risks and charges".

q- Memorandum accounts

Commitments and guarantees are indicated in memorandum accounts at their contractual value.

r- Accounting treatment of receivables securitisation

As from 2002 the group's parent company and Ariete SpA undertook a 5-year trade receivables monetisation programme. This took place pursuant to Italian Law 52/1991 (the factoring law) and is based on transfer without recourse, on a revolving and monthly basis, of a trade receivables book that is securitised via the market issue of securities. De'Longhi SpA and Ariete SpA perform the servicer role on behalf of the legal vehicle.

The related accounting criteria are as follows:

- The receivables transferred without recourse have been reversed from "Customer receivables" in the balance sheet and their equivalent value, net of contractual dilution and securitisation costs, recorded in bank accounts
- Securitisation costs are posted among financial expenses
- The one-off expenses relating to the securitisation programme's analysis/start-up process (for legal fees, rating, and arrangement commission) were capitalised in the previous year and are being amortised according to the programme's duration.

The effects of the above operation on net financial position are discussed in the Directors' Report.

s- Exceptions to rules under Paragraph 4, Article 2423 of the Italian Civil Code

No exceptions to rules under Paragraph 4, Article 2423 of the Italian Civil Code have been made in year-end financial statements.

BALANCE SHEET - COMMENTS ON THE MAIN ASSET ITEMS

B) FIXED ASSETS

I – INTANGIBLE FIXED ASSETS

The detail is as shown below.

	31.12.2003 Gross	Net	31.12.2002 Gross	Net	Change
Start-up expenses	16,844	7,228	17,701	9,901	(2,673)
Research, development and advertising costs	8,755	6,430	1,070	234	6,196
Patent rights	21,239	3,122	20,823	3,877	(755)
Licenses, trademarks and similar rights	247,374	182,678	246,752	194,781	(12,103)
Consolidation differences	250,076	217,313	238,701	218,945	(1,632)
Assets under construction & advance paym.ts	3,172	3,172	218	218	2,954
Other intangible fixed assets	18,138	10,367	12,033	6,660	3,707
Total	**565,598**	**430,310**	**537,298**	**434,616**	**(4,306)**

The following schedule highlights changes occurring in the main items during 2003.

	Start-up expenses	R&D & advertis.g costs	Patent rights	Licenses, trademarks and similar rights	Consol. difference	Assets under const. & adv. paymts.	Other intang. assets	Total
Net opening balance	**9,901**	**234**	**3,877**	**194,781**	**218,945**	**218**	**6,660**	**434,616**
Increases	1,025	7,751	926	473	15,781	3,158	6,642	**35,756**
Decreases						(60)	(9)	**(69)**
Amortisation	(3,150)	(1,393)	(1,593)	(12,576)	(13,231)		(2,596)	**(34,539)**
Translation differences	(55)	(19)	(4)		(10)		(192)	**(280)**
Other changes (*)	(493)	(143)	(84)		(4,172)	(144)	(138)	**(5,174)**
Net closing balance	**7,228**	**6,430**	**3,122**	**182,678**	**217,313**	**3,172**	**10,367**	**430,310**

(*)The amounts shown as "Other changes" mainly refer to realignment of the statutory reported and fiscal value of trademarks of the Elba SpA subsidiary. This made it necessary to offset the deferred tax reserve no longer needed with consolidation differences for the amount of €k 4,172. The amounts also refer to write-down of intangible fixed assets posted in the accounts of the liquidated company De'Longhi Pinguino SA for the amount of €k 884.

The decrease of €k 4,306 in the total balance of intangible fixed assets was the result of increases of €k 35,756 in the year, amortisation totalling €k 34,539, and of other changes totalling €k 5,523 net.

The increases in "Start-up costs" mainly refer to the costs borne by the subsidiary De'Longhi Finance SA for its recapitalisation.

As regards the increase of €k 7,751 in the item "Research and development costs", we point out that during 2003 we implemented new procedures permitting precise reporting and breakdown of expenses incurred and capitalisation of those costs bookable in the balance sheet by virtue of their distinctive estimated future usefulness.
Among these, we particularly highlight the R&D work successfully concluded with the production and marketing of the new De'Longhi "Superautomatica" coffee machine. The latter has opened up a new market segment featuring strong know-how and technologically high entry barriers, also relating to patents.

In addition, implementation of the new procedure for tracking R&D expenses will enable us to take advantage of the benefits introduced by Italian Law 326/2003 (the so-called Techno-Tremonti law [tax relief relating to research, development and innovation]), which requires specific and restrictive conditions to be met in order for benefits to apply.

The item "Patent rights" mainly refers to charges for development and integration of data processing systems.

The item "Licenses, trademarks and similar rights" mainly includes the De'Longhi, Kenwood, Ariete, Climaveneta, and Elba trademarks and other registered group trademarks (such as "Pinguino", "Sfornatutto", "Friggimeglio", and "Stiromeglio", etc.).

The item "Assets under construction and advance payments" includes €k 3,112 for capitalisation of development projects not yet completed as at year-end.

The "Other intangible assets" item mainly includes leasehold improvements (€k 2,168), deferred costs for the implementation of information systems (SAP) in some subsidiaries – Kenwood Ltd. and DL Trading (€k 1,582), and charges connected with the taking over of a long-term supply contract acquired by the subsidiary Sile Corpi Scaldanti Srl (€k 2,800).

II- TANGIBLE FIXED ASSETS

Tangible fixed assets were as detailed below:

	31.12.2003		31.12.2002		
	Gross	**Net**	**Gross**	**Net**	**Change**
Land and buildings	166,910	121,382	163,301	122,531	(1,149)
Plant and machinery	215,394	48,816	227,110	53,307	(4,491)
Industrial and commercial equipment	151,424	30,932	139,885	29,734	1,198
Other tangible fixed assets	34,607	10,336	33,176	9,878	458
Assets under construction and advances to suppliers	3,809	3,809	5,525	5,525	(1,716)
Total	**572,144**	**215,275**	**568,997**	**220,975**	**(5,700)**

The net decrease of €k 5,700 was the result of the combined effect of investments (€k 33,703), decreases (€k 4,673), depreciation for the year (€k 31,800), and other changes (€k 2,930).

Increases mainly related to investments of €k 7,030 in "Plant" at the group's production sites and of €k 18,000 in "Equipment", principally for moulds to manufacture new products.

The following schedule summarises changes occurring in 2003 in the main categories of tangible fixed assets:

	Land and buildings	Plant and machinery	Industrial & commercial equipment	Other tangible fixed assets	Assets under construct.n & advances	Total
Net opening balance	**122,531**	**53,307**	**29,734**	**9,878**	**5,525**	**220,975**
Increases	1,634	7,030	18,006	4,865	2,168	**33,703**
Decreases	(218)	(2,739)	(1,359)	(160)	(197)	**(4,673)**
Depreciation	(4,944)	(8,739)	(14,743)	(3,374)	-	**(31,800)**
Translation diff.	(522)	(409)	(226)	(263)	(3)	**(1,423)**
Other changes (*)	2,901	366	(480)	(610)	(3,684)	**(1,507)**
Net closing balance	**121,382**	**48,816**	**30,932**	**10,336**	**3,809**	**215,275**

(*)This item includes some reclassifications (from "Assets under construction" to specific asset categories) and prudent write-down of some specific items to align them with their disposal value.

Tangible fixed assets include assets acquired under financial leasing contracts, detailed as follows (net of cumulative depreciation):

	31.12.2003	31.12.2002	Change
Buildings	5,905	6,305	(400)
Plant and equipment	4,576	6,432	(1,856)
Other tangible fixed assets	119	89	30
Total	**10,600**	**12,826**	**(2,226)**

III- FINANCIAL FIXED ASSETS

1- Equity investments

Details of equity investments not consolidated on a line-by-line basis are as follows:

	31.12.2003	31.12.2002	Change
Subsidiary companies:			
Clim.Re SA	2,099	1,245	854
Associated companies:			
Omas Srl	1,277	1,185	92
Effegici Srl	71	71	-
Investment held via Comitalia Compagnia Fiduciaria SpA	2,772	3,230	(458)
Total associated companies	**4,120**	**4,486**	**(366)**
Other companies	**931**	**926**	**5**
Total	**7,150**	**6,657**	**493**

The change in equity investments in subsidiary and associated companies is due to valuation of investments applying the net equity method. It mainly consists of write-up of the investment in Clim.Re SA and write-down of the investment held via a trustee company.

The subsidiary company Clim.Re SA, which performs limited insurance services, has been excluded from line-by-line consolidation and is consolidated at equity, since inclusion within the consolidation area would have been insignificant for the purposes of true and proper representation of the Group's capital and financial position.

The investment held through Comitalia Compagnia Fiduciaria SpA relates to a company producing finished products also on behalf of the group. In this regard, as permitted by applicable laws (Article 39 of Italian Decree 127/91), indication of the associated company's name has been omitted so that no damage is done to the company or to group companies.

"Other companies" mainly include an 8.34% stake in Top Clima SL. This is the current distributor in the Spanish market for the subsidiary company, Climaveneta SpA, and was acquired in 2002 for €k 902 thousand.

2- Accounts receivable
The amount refers to:

	31.12.2003	31.12.2002	Change
Amounts due from associated companies			
- Within 12 months	-	1,450	(1,450)
- Beyond 12 months	-	3,510	(3,510)
Amounts due from third parties			
- Within 12 months	1,010	902	108
- Beyond 12 months	2,934	462	2,472
Total	**3,944**	**6,324**	**(2,380)**

The balance due from associated companies outstanding as at December 31st 2002, relating to the amount owed by the associated company Parex Industries Ltd., was totally collected in 2003 (as part of the transaction described earlier).

The item "Amounts due from third parties within 12 months" includes cautionary deposits and the amount receivable for advances on staff severance indemnities booked in the accounts of the parent company and of Italian subsidiaries. The increase over the previous year of the item "Amounts due from third parties beyond 12 months" mainly refers to a 5-year loan of €k 2,856, earning interest at market rates, issued to the minority shareholder of the newly acquired company Promised Success Limited.

C) CURRENT ASSETS

I – INVENTORIES

Inventories, shown net of inventory write-down provision, are detailed below:

	31.12.2003	31.12.2002	Change
Raw materials, other materials and consumables	64,158	63,426	732
Work in progress and semi-finished products	18,133	18,891	(758)
Finished products and goods for resale	178,146	151,433	26,713
Total	**260,437**	**233,750**	**26,687**

For slow-moving or obsolete products and raw materials, considered to be no longer strategic for the group, inventories were adjusted by inventory write-down provision of €k 13,296 (€k 9,710 in 2002).

We also point out that quantification of inventories according to current cost would not show any significant differences.

The change in balance-sheet inventories, i.e. €k 26,687, differs from the inventory change shown in the income statement mainly because of exchange-rate differences and the effect of consolidation of the new branches.

II – ACCOUNTS RECEIVABLE

The balance comprises the following items.

1- Trade receivables

The breakdown of this item was as follows:

	31.12.2003	31.12.2002	Change
Trade receivables			
- Within 12 months	309,354	321,959	(12,605)
- Beyond 12 months	468	102	366
Provision for doubtful debts	(9,165)	(7,430)	(1,735)
Provision for interest on arrears	-	(930)	930
Total	**300,657**	**313,701**	**(13,044)**

Excluding the securitisation effect, "Trade receivables" would be as follows:

	31.12.2003	31.12.2002
Trade receivables	309,822	322,061
Securitisation effect	109,123	101,177
Total	**418,945**	**423,238**

We point out (as required by CONSOB circular no. 3369 dated 9/4/1997) that, as part of the securitisation operation undertaken by the parent company and a subsidiary, the receivables transferred that will be collected at their natural maturity (outstanding credits) amounted to €k 109,123, net of contractual dilution, and that receivables transferred in the period January 1st-December 31st 2003 totalled €k 339,302 (credit turnover).

Trade receivables are shown net of doubtful-debt provision of €k 9,165. This represents a reasonable estimate of predictable risk at the time when financial statements were prepared. It has been prudently made against some legally disputed receivables, whose collectability is in any case doubtful, taking into account the fact that a significant part of receivables is covered by insurance policies with premier insurers.

The following table summarises changes in doubtful-debt provision.

	31.12.2002	New provision	Use	Translation diffs. and other changes	31.12.2003
Provision for doubtful debts	7,430	3,882	(2,313)	166	9,165

The group received guarantees from customers (mostly sureties) totalling €k 1,758 to cover sales transactions.

3- Amounts due from associated companies

The amount refers to commercial receivables due to the parent company from the associated company Omas Srl.

The amount receivable outstanding as at December 31st 2002 referred to the company Parex Industries Ltd, which acted as our distributor in the Australian and New Zealand markets. Following sale of our equity interest in Parex Industries Ltd. and organisation of our sales activity in the markets concerned, the distributor's assets and liabilities were transferred to the new companies – De'Longhi Australia Pty Ltd. and De'Longhi New Zealand Ltd. – which are 100% owned and therefore consolidated on a line-by-line basis.

5- Amounts due from third parties

The detailed picture of "Amounts due from third parties" is as follows:

	31.12.2003	31.12.2002	Change
Amounts due from tax authorities	18,899	7,887	11,012
Credits for prepaid taxes	35,814	34,243	1,571
Advance payments to suppliers	798	2,107	(1,309)
Other amounts due from third parties	11,859	7,282	4,577
Total amounts due from third parties	**67,370**	**51,519**	**15,851**

The item "Amounts due from tax authorities" includes:

- VAT credits of €k 4,610 (€k 4,155 as at December 31st 2002)
- Credits for tax payments on account of €k 11,914 (€k 2,542 as at December 31st 2002) – see, as regards this, the comment in the section on Amounts Due to Tax Authorities.
- Direct-tax credits of €k 1,453 (€k 677 as at December 31st 2002)
- Credits for tax rebates requested of €k 614 (€k 483 as at December 31st 2002)
- Other amounts due from tax authorities of €k 308 (€k 31 as at December 31st 2002).

The "Prepaid taxes" item includes taxes calculated on the temporary differences emerging between the book value of assets and liabilities and their corresponding tax value, and on losses that can be carried forward for tax purposes.

The net balance for prepaid taxes as at December 31st 2003 was positive, with the detail of this asset being as follows:

	31.12.2003	31.12.2002	Change
Prepaid taxes referring to:			
- Temporary differences	26,434	29,245	(2,811)
- Tax losses	11,947	6,565	5,382
Deferred taxes referring to:			
- Consolidation adjustments	(1,872)	(1,243)	(629)
- Other temporary differences	(695)	(324)	(371)
Total credit for prepaid (deferred) taxes	**35,814**	**34,243**	**1,571**

The item "Other amounts due from third parties" includes amounts receivable totalling €k 4,705 from a factoring company for ongoing credit assignment undertaken with some customers.

Amounts due from third parties beyond 12 months, which amount to €k 37,631 (€k 36,876 as at 31/12/2002) mainly refer to credits for prepaid taxes.

III- Current financial assets

The item includes bonds and shares, acquired for the investment of surplus liquidity, and short-term securities (featuring monthly maturity) issued by Marka Finance SA, in the context of the securitisation program already described and which, as at December 31st 2003 amounted to €k 29,077.

The securities posted as at December 31st 2003, which accrued interest at a EURIBOR-linked rate of 2.9% for December 2003 transferrals, were fully repaid on January 13th 2004.

IV- Liquid funds

The item consists of surpluses in correspondent accounts with banks, mainly referring to trade credit collections received at year-end.

D) ACCRUED INCOME AND PREPAID EXPENSES

Details of this item are as follows:

	31.12.2003	31.12.2002	Change
Accrued income:			
Financial income	29	8,648	(8,619)
Other	182	34	148
Total accrued income	*211*	*8,682*	*(8,471)*
Prepaid expenses:			
Advertising and insurance costs	486	740	(254)
Other	2,691	4,192	(1,501)
Total prepaid expenses	*3,177*	*4,932*	*(1,755)*
Total accrued income and prepaid expenses	**3,388**	**13,614**	**(10,226)**

The item "Prepaid expenses" decreased vs. December 31st 2002 due to discharge of interest- and exchange-rate hedging operations undertaken by De'Longhi Pinguino SA in previous years.

The reduction in "Other" prepaid expenses was mainly due to substitute tax owed by one of the parent company's subsidiaries pursuant to Italian Legislative Decree 358/1997, the amount of which was subjected to accrual accounting based on the amortisation period of the goodwill to which it refers. The residual amount of the prepaid expense in question will be released during 2004.

BALANCE SHEET – COMMENTS ON THE MAIN LIABILITY ITEMS

A) NET SHAREHOLDERS' EQUITY

At the meeting held on April 14th 2003, shareholders approved distribution of dividends totalling €k 8,970.

Changes in net equity accounts have been shown in the detailed balance sheet. Below we comment on the main items and variations.

I- SHARE CAPITAL

Share capital consists of 149,500,000 shares of a par value of € 3.00 each for a total of €k 448,500.

II – ADDITIONAL CAPITAL PAID IN (Share Premium Reserve)

Following the IPO, which took place when the company was listed on Milan's electronic equity market on July 23rd 2001, a share premium reserve of €k 15,000 was set up.

IV- LEGAL RESERVE

As at December 31st 2002 this reserve amounted to €k 3,561. The increase of €k 788 was due to allocation of the year's earnings, as per the shareholders' resolution mentioned above.

VII – OTHER RESERVES

The breakdown of this item was as follows:

	31.12.2003	31.12.2002	Change
Extraordinary reserve	41,493	35,488	6,005
Cumulative translation adjustments	(13,024)	(5,858)	(7,166)
Total other reserves	**28,469**	**29,630**	**(1,161)**

Extraordinary reserve

The extraordinary reserve increased by €k 6,005 vs. December 31st 2005 due to the effect of allocation of the parent company's 2002 earnings, as per the shareholders' resolution mentioned earlier.

Cumulative translation adjustments

This item concerns translation into euro of our foreign companies' financial statements.

VIII – RETAINED EARNINGS (LOSSES CARRIED FORWARD)

The item includes consolidated companies retained earnings and the effect of adjustments relating to alignment of accounting and consolidation policies.

X-XI MINORITY INTERESTS' NET EQUITY

Minorities' net equity amounted to €k 1,363. Equity interests owned by minority shareholder, the relevant equity value, and result for the year are summarised below:

Company	% Minority interest	Net equity	Net result for year
E-Services Srl	49%	333	104
Inntek Sas	24%	88	1
Promised Success Ltd.	33%	942	(1)
On Shiu (Zhongshan) Electrical Appliance Company Limited.	33%	-	-

Reconciliation between the parent company De'Longhi SpA's net equity and net result for the year and corresponding consolidated figures are summarised below:

	Net equity 31.12.2003	Net equity 31.12.2002	Net income for year 2003	Net income for year 2002
Parent company's year-end financial statements	**519,143**	**518,312**	**9,800**	**15,763**
Portion of subsidiaries' net equity and income attributable to the group, net of equity investments' book value	(159,930)	(269,615)	43,574	13,611
Adjustment of statutory write-downs and intercompany profits on equity investments, and reversal of dividends	59,948	29,172	(26,546)	14,041
Allocation of consolidation difference and related amortisation and reversals of merger losses and statutory goodwill	147,279	271,528	6,974	(7,879)
Elimination of intercompany profits	(42,850)	(32,600)	(8,364)	(1,148)
Other adjustments (*)	37,151	37,740	(3,098)	5,628
Group consolidated net shareholders' equity	**560,741**	**554,537**	**22,340**	**40,016**
Minority interests	1,363	337	104	268
Consolidated year-end financial statements	**562,104**	**554,874**	**22,444**	**40,284**

(*) They include elimination of provisions and adjustments to value made to achieve tax benefits by companies included in the consolidation area.

B) RESERVES FOR RISKS AND CHARGES

The breakdown of these reserves is as shown below:

	31.12.2003	31.12.2002	Change
Agents' leaving indemnity reserve and other retirement reserves	**5,160**	**4,739**	**421**
Reserve for deferred taxes	**29,291**	**51,652**	**(22,361)**
Product warranty reserve	6,163	4,269	1,894
Exchange-rate fluctuation reserve	2,441	348	2,093
Returned goods reserve	2,875	2,051	824
Reserve for coverage of equity investments' losses	-	1,307	(1,307)
Reserve for future risks	21,231	19,717	1,514
Others	1,907	1,800	107
Other reserves	**34,617**	**29,492**	**5,125**
Total	**69,068**	**85,883**	**(16,815)**

The Agents' leaving indemnity reserve comprises provisions made against potential risks for payment of termination indemnities that, when the conditions under Article 1751 of the Italian Civil Code, as applied by current collective pay agreements, occur, have to be paid to agents.
During 2003 the following changes in occurred in the Agents' leaving reserve and in Other retirement reserves:

	31.12.2002	Use	New provis.n	Other	31.12.2003
Agents' leaving indemnity reserve	4,628	(531)	902	16	5,015
Other retirement reserves	111	(47)	81	-	145
Total	**4,739**	**(578)**	**983**	**16**	**5,160**

The Reserve for deferred taxes reflects recognition of the tax effects relating to attribution to additional amounts to fixed asset items as part of allocation of consolidation differences. The amount of €k 51,652 stemming from allocation of consolidation differences decreased by €k 22,361 as at December 31st 2003.

The reduction was the result of:

- Use against substitute tax owed for tax recognition of statutory amounts by the subsidiaries Elba SpA and Climaveneta SpA (€k 7,879)
- Use to offset the consolidation difference of the subsidiary Elba SpA (€k 4,172) (see comment in the section "Intangible fixed assets"
- Release to the income statement of €k 7,982, no longer required, due to disappearance of the difference between book and tax value
- Use against amortisation provisioned for allocations (€k 2,328).

The change in Other reserves was as follows:

	31.12.2002	Use	New provis.	Translation difference	Others (*)	31.12.2003
Product warranty reserve	4,269	(3,199)	5,111	(34)	16	6,163
Exchange-rate fluctuation reserve	348	(281)	2,371	3	-	2,441
Returned goods reserve	2,051	(321)	1,150	(56)	51	2,875
Reserve for coverage of equity investments' losses	1,307	(1,307)	-	-	-	-
Reserve for future risks	19,717	(1,554)	3,367	(2)	(297)	21,231
Others	1,800	(633)	822	(91)	9	1,907
Total	**29,492**	**(7,295)**	**12,821**	**(180)**	**(221)**	**34,617**

(*) These are mainly reclassification to other balance-sheet categories

The Product warranty reserve was provisioned, for some companies included in the consolidation area, based on a prudent estimate of costs for repairs under warranty for sales as up to December 31st 2003 and also taking into account new legislative requirements introduced by Italian Legislative Decree 24/2002 and by EU regulations.

The Exchange-rate fluctuation reserve represents total adjustment of payables and receivables in currencies other than the euro, plus related derivative contracts, to the year-end exchange rate. The balance as at December 31st 2003 mainly referred to risks existing for the parent company's USD trade receivables due to euro appreciation.

The Returned goods reserve reflects provisioning for expected returned goods from customers and refers to sales as up to December 31st 2003.

The Reserve for coverage of equity investments' losses in place as at December 31st 2002 and relating to write-down of the investment in the associated company Parex Industries Ltd., was released during 2003 following disposal of the investment.

The Reserve for future risks comprises:

- Provision stemming from consolidation of Kenwood, which at the time of acquisition led to posting of a risks reserve against some potential liabilities (relating to the Kenwood pension fund). The residual amount as at December 31st 2003 was €k 11,931.
- The insurance deductibles reserve of €k 1,225 (€k 1,659 as at December 31st 2002) relating to the risk of liabilities potentially arising following some claims (limited to the insurance deductibles charged to us)
- Prudent provision of €k 8,075 against possible contractual risks and other reserves for various types of risks that could give rise to potential liabilities in the parent company and in some subsidiary companies. We note that this includes prudent provisioning against expenses connected with the manufacturing delocalisation process.

We also point out that certain legal disputes with third parties exist. However, it is believed – supported by various opinions and by the positive outcome of a court cases – that these do not meet of the requirement of constituting a reasonable risk of the event occurring, i.e. they are not such as to materially affect the parent company's capital and financial standing.

Other reserves mainly refer to pension funds and severance indemnities provisioned by certain foreign subsidiaries.

C) STAFF SEVERANCE INDEMNITIES

Changes occurring during the year are summarised below by contractual employee category:

	Managers	White-collars	Blue-collars	Total
Opening balance as at 01.01.03	**2,141**	**8,281**	**12,445**	**22,867**
New provision	666	2,272	3,285	**6,223**
Indemnities paid	(568)	(1,385)	(2,554)	**(4,507)**
Closing balance as at 31.12.03	**2,239**	**9,168**	**13,176**	**24,583**

The following table summarises headcount by category (group employees as at December 31st 2003 and 2003 average):

	31.12.2003	2003 Average	31.12.2002(*)	2002 Average (*)
Blue-collars	3,817	3,840	3,713	3,719
White-collars	1,952	1,934	1,839	1,790
Managers	101	99	94	94
Total	**5,870**	**5,873**	**5,646**	**5,603**

(*) Data reclassified to permit better comparison with those for year ending on December 31st 2003

D) ACCOUNTS PAYABLE

1-Bonds

In April 2003 the €k 150,000 bond loan – listed on the Luxembourg Bourse and issued by the subsidiary De'Longhi Pinguino SA in April 2000 - was fully repaid.

3- Amounts due to banks

The breakdown of amounts due to banks was as follows:

	Within 1 year	From 1 to 5 years	After 5 years	Balance 31.12.2003	Balance 31.12.2002	Change
Current accounts	10,535			10,535	1,485	9,050
Short-term loans in euro or foreign currency	63,458			63,458	75,021	(11,563)
Loans on advances	-			-	406	(406)
Current portion of long-term loans	45,093			45,093	58,235	(13,142)
Total short-term amounts due to banks	**119,086**			**119,086**	**135,147**	**(16,061)**
Long-term loans		237,256	552	237,808	128,888	108,920
Total amounts due to banks	**119,086**	**237,256**	**552**	**356,894**	**264,035**	**92,859**

Some bank payables are secured by mortgages on tangible fixed assets for the amount of €k 516 (€k 13,796 as at December 31st 2002).

In April 2003 the parent company stipulated a 5-year loan contract with a syndicate of a limited number of banks for the amount of € 150 mn. Interest accrues on this loan, which is unsecured, at a variable rate equivalent to Euribor plus a margin of less than one percent point.

There is also a pledge on Kenwood Appliances Plc shares to guarantee the loan granted by a banking syndicate to De'Longhi SpA (which took over this loan in 2003) to acquire the Kenwood Group.

For better understanding of the changes occurring in the group's net financial position, reference should be made to the consolidated cash-flow statement and to the summary schedule shown in the Directors' Report on Operations.

4- Amounts due to other financial companies

The amount prevalently consists of the sum payable due to posting of leasing contracts using the financial method, i.e. €k 6,662 (€k 9,781 as at December 31st 2002, and amounts payable to the Italian Industry Ministry for low-rate loans, i.e. €k 6,302 (€k 7,036 as at December 31st 2002).

5- Advances from customers

These relate to payments on account for supplies and guarantees received from customers.

6- Trade payables

The balance is the amount payable by the group to third parties for the supply of goods and services.

8- Amounts payable to subsidiary companies

The item concerns the interest-bearing loan granted by the subsidiary Clim.Re SA, which is not consolidated on a line-by-line basis.

9- Amounts payable to associated companies

The item concerns sales payables due to associated companies, mainly to Omas Srl (€k 256) and to the equity investment owned via the trustee company (€k 233).

Attachment 3 to these explanatory notes details the reported balance. The change vs. December 31st 2002 amounted to €k 1,451.

10- Amounts payable to parent companies

The amount includes amounts due to the ultimate parent company and shareholder De'Longhi Soparfi SA.
The change vs. December 31st 2002 was due to the amount payable for interest as at December 31st 2002, for loans discharged during 2001.

11- Amounts due to tax authorities

These were as detailed below:

	31.12.2003	31.12.2002	Change
Direct taxes	10,379	22,521	(12,142)
Indirect taxes	5,038	7,231	(2,193)
Withheld tax to be paid	4,078	4,200	(122)
Other taxes	14,314	139	14,175
Total amount due to tax authorities	**33,809**	**34,091**	**(282)**

Amounts due for direct taxes include current taxes net of payments on account and of any credits. The reduction of the balance mainly related to the parent company, which reported a net tax credit as at December 31st 2003, having made payments on account during the year in excess of the actual amount payable.

Amounts due for other taxes mainly consisted of:
- Substitute tax of €k 7,879, owed by Elba SpA and Climaveneta SpA, for tax recognition of statutory reported values
- Amounts payable to the tax authorities by some group companies totalling €k 5,549 for the Italian tax pardon.

12- Amounts due to social security institutions

The amount includes sums payable to social security institutions (€k 5,814), to INAIL (*the state occupational safety & insurance agency*) (€k 43), and to other similar institutions (€k 990). There was a change of €k 116 vs. December 31st 2002.

13- Other payables

The details of this item were as follows:

	31.12.2003	31.12.2002	Change
Amounts due to employees	22,391	20,636	1,755
Other	18,476	2,117	16,359
Total other payables	**40,867**	**22,753**	**18,114**

The item "Other" includes financial payables posted by the parent company and by some subsidiaries for customer payments received at year-end as part of their servicer functions and pertaining to assignees.

E) ACCRUED LIABILITIES AND DEFERRED INCOME

The details of this item are specified below:

	31.12.2003	31.12.2002	Change
Accrued liabilities:			
Charges for exchange- & interest-rate hedging	1,086	4,454	(3,368)
Interest on bond loan	-	5,710	(5,710)
Other accrued liabilities	1,831	3,237	(1,406)
Total accrued liabilities	*2,917*	*13,401*	*(10,484)*
Deferred income:			
Total deferred income	*4,243*	*2,066*	*2,177*
Total accrued liabilities and deferred income	**7,160**	**15,467**	**(8,307)**

The decrease was primarily due to discharge of the bond loan (see section "D) Accounts Payable: Bonds" in these notes) as regards both rates hedging charges and interest payable on the loan.

MEMORANDUM ACCOUNTS

This item was as detailed below:

	31.12.2003	31.12.2002	Change
Sureties given:			
- In favour of related parties	-	801	(801)
- In favour of third parties	3,504	672	2,832
Other unsecured guarantees			
- In favour of third parties	1,273	16	1,257
Total unsecured guarantees given	*4,777*	*1,489*	*3,288*
Other commitments	*6,290*	*7,340*	*(1,050)*
Total	**11,067**	**8,829**	**2,238**

"Sureties given in favour of related parties" extant as at December 31st 2002 related to sureties issued by De'Longhi SpA to Immobiliare Findomestic Srl against the redemption value of a property leasing contract signed by the latter with the company Basileasing SpA. Following redemption of the asset, the item as at December 31st 2003 had been cleared.

The item "Other commitments" mainly referred to the subsidiary De'Longhi America Inc.'s contractual commitments (€k 5,335) and to the parent company's contractual commitments relating to the construction of new buildings (€k 893).

Financial instruments hedging financial risks

In order to reduce financial risks stemming from exchange- and interest-rate fluctuations relating to commercial and financial transactions, the group has set up hedging contracts within the limits defined by core-business requirements.

Exchange-rate derivatives: these include hedging transactions undertaken to assure a pre-arranged exchange rate for collection (or payment) of the various currencies. They include both forward transactions and structured options for the main exposure currencies (US dollar, British pound, Japanese Yen, Canadian dollar, Polish zloty, and the South African rand).

The nominal amounts of such transactions (net of any compensating transactions) in place as at December 31st 2003 were as follows:

Transactions set up by group companies with third parties:

1) Sale of GBP against EUR	GBP	70,068,943
2) Sale of PLN against EUR	PLN	28,000,000
3) Purchase of USD against EUR	USD	105,500,000
4) Purchase of CNY against USD	CNY	50,000,000
5) Sale of AUD against EUR	AUD	20,197,345
6) Purchase of USD against GBP	USD	45,000,000
7) Sale of CAD against EUR	CAD	15,000,000
8) Sale of HKD against EUR	HKD	21,500,000
9) Sale of NZD against EUR	NZD	8,224,485
10) Sale of EUR against USD	EUR	1,000,000
11) Sale of GBP against USD	GBP	1,000,000
12) Purchase of HKD against USD	HKD	425,000,000
13) Sale of ZAR against EUR	ZAR	10,000,000
14) Purchase of EUR against ZAR	EUR	1,000,000
15) Purchase of GBP against ZAR	GBP	1,000,000
16) Purchase of USD against ZAR	USD	1,000,000
17) Sale of JPY against EUR	JPY	2,400,000,000

Interest-rate derivatives: These are financial instruments used by the group to pre-establish a maximum cost (in terms of interbank rate, which is the benchmark) for part of its financial debt. They typically have a multi-year term and can also be linked to specific collection operations on the capital markets. The transactions in place as at December 31st 2003 amounted to € 44.5 mn, of which € 25.8 mn maturing in 2004, € 15.5 mn in 2006, and € 3.2 mn in 2008.

More specifically, during 2003 we discharged an interest-rate swap relating to the € 150-mn bond loan issued by De'Longhi Pinguino SA and fully repaid on April 28th 2003.

COMMENTS ON THE MAIN INCOME-STATEMENT ITEMS

A) PRODUCTION VALUE

The breakdown of revenues, inclusive of revenues from sales and services and other revenues, was as follows:

Revenues by geographical area:

	2003	%	2002	%
Italy	372,127	29.1	350,926	27.6
UK	180,102	14.1	188,264	14.8
Other European countries	380,291	29.8	343,412	27.0
USA, Canada, and Mexico	127,571	10.0	165,011	13.0
Japan	48,492	3.8	68,990	5.4
Rest of the World	169,375	13.3	157,060	12.3
Total	**1,277,958**	**100**	**1,273,663**	**100**

Revenues by product line:

	2003	%	2002	%
Cooking and food preparation	556,583	43.6	557,400	43.8
Air conditioning and treatment	283,421	22.2	278,566	21.9
Heating	245,427	19.2	239,564	18.8
Home cleaning and ironing	141,179	11.0	152,221	12.0
Other	51,348	4.0	45,912	3.6
Total	**1,277,958**	**100**	**1,273,663**	**100**

Relevant comments are made in the Directors' Report on Operations.

5- Other revenues and income

The breakdown of this item was as follows:

	2003	2002	Change
Transport costs reimbursed	9,315	8,862	453
Trade rights	272	171	101
Contingent income	5,234	3,840	1,394
Claim damages received	869	1,183	(314)
Operating grants	953	209	744
Miscellaneous other income	8,591	8,440	151
Total	**25,234**	**22,705**	**2,529**

Transport costs reimbursed consist of charge-backs to customers of transports expenses incurred.

Contingent income mainly consisted of: an indemnity received by the parent company for a court case settled during the year; release of provisions found to be surplus to requirements; and an amount concerning collection of receivables considered to be uncollectable.

Of operating grants €k 793 referred to applied research projects (€k 110 as at December 31st 2002). The main amounts recognised in 2003 related to the grant under Italian Law 46/1982 for the "Range of conditioners with low environmental impact – Kyoto protocol" programme (€k 417) and to the grant for the "Chiller" project (€k283).

The item "Miscellaneous other income" mainly consisted of (a) the tax credit accrued by the parent group for the increase in employment levels, (b) the fee for assignment of non-exclusive rights to third parties for use of know-how for the production of electric radiators, (c) rental income, and (d) revenues for maintenance and other services provided by a subsidiary company.

B) PRODUCTION COSTS

6- Raw materials, other materials, and consumables

These costs are detailed below:

Purchases	2003	2002	Change
Raw materials	182,463	191,230	(8,767)
Components	212,387	199,182	13,205
Finished products	244,491	229,249	15,242
Others	10,063	8,289	1,774
Total	**649,404**	**627,950**	**21,454**

7- Services

The detail of these costs was as follows:

	2003	2002	Change
Advertising	77,336	70,239	7,097
Outsourcing	27,329	28,052	(723)
Commission	26,464	25,776	688
Transport	68,128	56,108	12,020
Technical servicing	10,210	9,600	610
Travel and promotional expenses	18,608	14,797	3,811
Insurance	5,215	5,821	(606)
Warehouse expenses & contributions	14,535	12,557	1,978
Consulting services	9,646	9,177	469
Temporary work via agencies	8,933	7,483	1,450
Motive power	8,254	7,836	418
Telephone & postal expenses	4,023	3,618	405
Third-party maintenance services	3,937	4,887	(950)
Other miscellaneous services	17,513	18,826	(1,313)
Total	**300,131**	**274,777**	**25,354**

The item "Other miscellaneous services" includes emoluments paid to directors and statutory auditors, details of which are shown in Attachment 4 to these explanatory notes.

8- Leasing, rental and royalties

The item consists of rental costs (€k 14,166), instalments on operating leasing contracts (€k 695), royalties (€k 527), and hire costs (€ 2,512).

10- Amortisation, depreciation and write-downs

This item is detailed below:

	2003	2002	Change
Amortisation of consolidation difference	13,231	13,026	205
Amortisation of intangible assets	21,308	19,875	1,433
Depreciation of tangible assets	31,800	37,540	(5,740)
Total amortisation and depreciation	*66,339*	*70,441*	*(4,102)*
Write-downs	4,017	3,725	292
Total amortisation, depreciation & write-downs	**70,356**	**74,166**	**(3,810)**

Depreciation of tangible fixed assets decreased vs. 2002 mainly due to (a) completion of depreciation by the parent company of some major asset items in the "Plant & machinery" category, (b) disposal of some plant items, and (c) application by the parent company, in the "Plant & machinery" category of depreciation rates better representing – based on assessments performed by independent experts – assets' residual useful working life.
The assignment concerning determination of the residual useful working life of the parent company's main asset categories originated from the belief that, with application of the rates used up to 2002, assets' net value would have gone down to zero in future years whereas production capability would have remained substantially unchanged, compared with the past. It was therefore considered appropriate to apply the new benchmark rates in order to better reflect the aforesaid plant items' residual value.
For further details, reference should be made to the tables showing changes in tangible and intangible fixed assets.

Write-downs main refer to trade doubtful-debt provisions of €k 3,882.

12- Provisions for risks and charges

The item mainly includes allocations to reserves for future risks, product warranty, and agents' termination indemnity, already discussed earlier in the "Other Reserves" section.

14- Other operating expenses

The details of this item are as follows:

	2003	2002	Change
Contingent liabilities	1,074	1,233	(159)
Other taxes and levies	5,169	4,485	684
Losses on receivables	245	1,558	(1,313)
Other miscellaneous operating expenses	3,559	4,212	(653)
Total	**10,047**	**11,488**	**(1,441)**

C) FINANCIAL INCOME AND EXPENSES

The following table summarises classification by type of net financial income (expenses).

	2003	2002	Change
Income from equity investments	3,651	1,009	2,642
Total interest expenses and charges for securitisation (*)	(19,180)	(23,849)	4,669
Gains (losses) on exchange rates and exchange-rate hedging	(1,508)	8,214	(9,722)
Financial discounting	(10,049)	(10,698)	649
Miscellaneous financial income (expenses)	(6,746)	(10,328)	3,582
Total financial income (expenses)	**(33,832)**	**(35,652)**	**1,820**

(*) As regards securitisation, as well as the financial component, the item also includes incidental costs.

The detail of the above is as follows:

	2003	2002	Change
Income from equity investments:			
Capital gains on disposals	3,579	927	2,652
Dividends and tax credits:			
- Associated companies	-	6	(6)
- Others	72	76	(4)
Total income from equity investments (a)	**3,651**	**1,009**	**2,642**
Other financial income			
- Associated companies	-	416	(416)
- Others:			
- Securities included in fixed assets that do not constitute equity investments	-	22	(22)
- Securities included in current assets that do not constitute equity investments	687	95	592
- Banks	928	971	(43)
- Exchange-rate gains and income from exchange-rate hedging	44,822	34,806	10,016
- Income from interest-rate hedging	5,006	16,048	(11,042)
- Sundry financial income	435	1,321	(886)
Total other financial income (b)	**51,878**	**53,679**	**(1,801)**
Interest and other financial expenses			
Subsidiary companies	78	75	3
Associated companies	-	13	(13)
Others:			
- Interest on medium-/long-term loans	8,183	8,527	(344)
- Bank interest expense	4,535	6,243	(1,708)
- Securitisation costs	4,582	2,042	2,540
- Bond loan interest expense	2,732	8,437	(5,705)
- Exchange-rate losses and exchange-rate hedging costs	46,330	26,592	19,738
-Interest-rate hedging costs	6,712	18,275	(11,563)
- Financial discounting	10,049	10,698	(649)
- Miscellaneous financial expenses	6,160	9,438	(3,278)
Total interest and other financial expenses (c)	**89,361**	**90,340**	**(979)**
Total financial income (expenses) (a + b – c)	**(33,832)**	**(35,652)**	**1,820**

The item "Capital gains on disposals" includes the capital gain made on sale of the equity investment in Parex Industries Limited for €k 1,666 and of the 33% stake owned in Promised Success for €k 1,913.

Reduction of interest-rates hedging income and costs follows discharge of some hedging arrangements set up in previous years by the subsidiary De'Longhi Pinguino SA.

2003 featured higher costs for securitisation – undertaken by the parent company and by a subsidiary company as from September 2002 – since they affected the previous year's result only for a few months.

Miscellaneous financial expenses mainly consisted of banking charges.

D) ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS

This item refers mainly to equity investments carried at equity.

E) EXTRAORDINARY INCOME AND EXPENSES

20- Extraordinary income

The detail of this item is shown below:

	2003	2002	Change
Capital gains on disposals	274	241	33
Other extraordinary income	9,145	3,805	5,340
Total	**9,419**	**4,046**	**5,373**

The item "Other extraordinary income" consists primarily of contingent income of €k 7,982 relating to reduction of the deferred tax provision made in 2002 and no longer required due to tax recognition of statutory reported values undertaken by some subsidiaries (as described earlier).

21- Extraordinary expenses

The detail of this item is shown below:

	2003	2002	Change
Restructuring costs	473	2,443	(1,970)
Taxes and levies for previous years	8,713	539	8,174
Other extraordinary expenses	11,859	6,458	5,401
Total	**21,045**	**9,440**	**11,605**

The item "Restructuring costs" refers to the Kenwood Limited subsidiary for costs relating to commercial reorganisation undertaken during 2003.

The item "Taxes and levies for previous years" includes the cost of the tax pardon - pursuant to Italian Decree Law 289 dated December 27th 2002 and subsequent amendments and additions and to Decree Law 350 dated December 24th 2003 – borne by the parent company and Italian subsidiaries for a total of €k 8,688.
The item "Other extraordinary expenses" mainly consists of expenses relating to previous years for some foreign subsidiaries and prudent provisioning against potential costs connected with the manufacturing delocalisation process.

22- Income tax for the year

The breakdown of this item was as follows:

	2003	2002	Change
Current income tax	20,962	32,910	(11,948)
Deferred (prepaid) income tax	(4,252)	(4,938)	686
Total	**16,710**	**27,972**	**(11,262)**

Current income tax refers to corporate income tax of €k 12,300, regional business tax of € 7,812, and other taxes of €k850.

Financial and business relations with parent, subsidiary, associated and related companies

Attachment 3 gives information requested by CONSOB circulars 97001574 of February 20th 1997, 98015375 of February 27th 1998, and 2064231 of September 30th, 2002, which refer to transactions between group companies and related parties. We point out the all transactions undertaken formed part of normal group operations, excepting those already specified in these notes, and were settled at going market rates.

No effects deriving from capital and income transactions between the parent company and the subsidiary companies are indicated since these have already been shown in the statutory year-end financial statements of De'Longhi SpA and have been eliminated for the purposes of preparation of consolidated financial statements.

Emoluments paid to directors and statutory auditors

Attachment 4 gives the information required by CONSOB regulations (Resolution 11971 of May 14th 1999).

Stock options assigned to directors

Attachment 5 gives the information required by CONSOB regulations (Resolution 11971 of May 14th 1999), also taking into account the requirements of CONSOB circular 11508 of February 15th, 2000.

Events after year-end

Reference should be made to the Directors' Report on Operations.

Treviso, March 26th 2004

De'Longhi SpA

Stefano Beraldo
Managing Director

ATTACHMENTS

These attachments contain additional information to that contained in the Explanatory Notes, of which they are an integral part.

Such information is presented in the following attachments:

1. List of companies included in consolidation area
2. Statement of revalued fixed assets
3. Capital and business transactions with subsidiary, associated, parent and related companies
4. Emoluments paid to directors and statutory auditors
5. Stock options assigned to directors

List of companies included in consolidation area as at December 31st 2003

(Includes equity investments exceeding 10 percent as per CONSOB resolution no. 11971 of 14/05/1999)

(Attachment 1 to Explanatory Notes)

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Company name	Registered location	Currency	Share capital (1)	% Interest owned as at 31/12/2003 Directly	Indirectly
LA SUPERCALOR S.P.A.	Seregno (MI)	EUR	520,000	100%	
E- SERVICES S.R.L.	Treviso	EUR	50,000	51%	
DE'LONGHI CAPITAL SERVICES S.P.A.	Treviso	EUR	100,000	100%	
DE'LONGHI LTD.	Wellingborough	GBP	4,000,000	100%	
DE'LONGHI AMERICA INC.	Saddle Brook	USD	9,100,000	100%	
DE'LONGHI FRANCE S.A.R.L.	Asnieres Cedex	EUR	2,737,500	100%	
DE'LONGHI CANADA INC.	Mississauga	CAD	1	100%	
DE'LONGHI DEUTSCHLAND GMBH	Seligenstadt	EUR	2,100,000	100%	
DE'LONGHI ELECTRODOMESTICOS ESPANA S.L.	Barcelona	EUR	510,000	100%	
DE'LONGHI NEDERLAND B.V.	Leiden	EUR	226,890	100%	
DL TRADING LIMITED	Hong Kong	HKD	73,010,000		100%
TRICOM INDUSTRIAL CO. LTD	Hong Kong	HKD	4,500,000		100%
PROMISED SUCCESS LTD.	Hong Kong	HKD	28,000,000		67%
ON SHIU (ZHONGSHAN) ELECTRICAL APPLIANCE COMPANY LTD.	Zhongshan City	CNY	39,400,400		67%
CLIMAVENETA S.P.A.	Treviso	EUR	10,000,000	100%	
CLIMAVENETA DEUTSCHLAND GMBH	Nordstedt	EUR	306,775		100%
INNTEK SAS	Montesson	EUR	150,000		76%
DE'LONGHI FINANCE S.A.	Luxembourg	EUR	181,730,990	100%	
ELBA S.P.A.	Treviso	EUR	15,000,000		100%
DE'LONGHI JAPAN CORP.	Tokyo	JPY	50,000,000		100%
DL RADIATORS S.P.A.	Treviso	EUR	5,000,000		100%
DE'LONGHI CLIMA POLSKA SP.ZO.O	Varsavia	PLN	597,000		100%
Società controllata tramite Società Fiduciarie (2)	Norimberga	EUR	26,000		100%
SILE CORPI SCALDANTI S.R.L.	Fossalta di Piave (VE)	EUR	93,600		100%
DL RADIATORS FRANCE S.A.R.L.	Parigi	EUR	150,000		100%
DE'LONGHI AUSTRALIA PTY LTD.	Sydney	AUD	7,000,000		100%
DE'LONGHI NEW ZEALAND LTD.	Auckland	NZD	6,000,000		100%
KENWOOD APPLIANCES PLC	Havant	GBP	4,586,000		100%
KENWOOD MARKS LIMITED	Havant	GBP	2		100%
KENWOOD LIMITED	Havant	GBP	5,050,000		100%
KENWOOD INTERNATIONAL LTD .	Havant	GBP	20,000,000		100%
KENWOOD APPL. (SINGAPORE) PTE LTD .	Singapore	SGD	500,000		100%
KENWOOD APPL. (MALAYSIA) SDN.BHD.	Petaling Jaya	MYR	3		100%
KENWOOD MANUFACTURING GMBH	Wr Neudorf	EUR	36,336		100%
KENWOOD HOME APPL. PTY LTD.	Industria West	ZAR	40,000		100%
ARIETE S.P.A.	Prato	EUR	8,272,000		100%
ARIETE HISPANIA S.L.	Madrid	EUR	3,066		100%
ARIETE HELLAS EPE	Athens	EUR	18,000		100%
ARIES LUSITANIA ELECTRODOMESTICOS LDA	Maia	EUR	5,000		100%
ARIETE FRANCE ELECTROMENAGER SARL	Paris	EUR	30,000		100%

LIST OF COMPANIES CONSOLIDATED PROPORTIONALLY

Company name	Registered location	Currency	Share capital (1)	% Interest owned as at 31/12/2003 Directly	Indirectly
CHAT UNION CLIMAVENETA COMPANY LTD.	Hong Kong	HKD	10,000		50%
CLIMAVENETA CHAT UNION REFRIGERATION EQUIPMENT (SHANGHAI) CO.LTD.	Shanghai	USD	2,500,000		50%

LIST OF COMPANIES CONSOLIDATED AT EQUITY

Company name	Registered location	Currency	Share capital (1)	% Interest owned as at 31/12/2003 Directly	Indirectly
Subsidiary companies:					
Clim.Re S.A.	Luxembourg	EUR	1,239,468	4%	96%
Associated companies:					
Omas S.r.l.	Gualtieri (RE)	EUR	364,000	40%	
Effegici S.r.l.	Gorgo al Monticano (TV)	EUR	244,400	25%	
Investment owned via trustee company (2)		EUR	520,000	40%	

OTHER EQUITY INVESTMENTS IN SUBSIDIARY COMPANIES (UNDERGOING LIQUIDATION OR DORMANT)

Company name	Registered location	Currency	Share capital
Società controllate: (3)			
Kenwood Appliances (Australia) Pty Limited	Sydney	AUD	15,000
Kenwood Appliances Ireland Limited	Dublin	IEP	100,000
Kenwood Appliances Limited	Auckland	NZD	1,002,650
Kenwood Appliances Inc.	Havant	USD	25,000

(1) Data are as at December 31st 2003, unless otherwide specified

(2) This is a company owned via trustee companies that distributes heating products in Germany.
In this regard, as permitted by applicable laws, indication of the subsidiary company's name has been omitted so that no damage is done to the company or to the group.

(3) These are companies that are being wound up or that are dormant, for which related financial and capital status reports are not available.

Statement of revalued fixed assets

(Attachment 2 to Explanatory Notes - in € '000).

	Revalued fixed assets					
	Allocation of 1995 merger loss	**Law 72/1983**	**Law 413/1991**	**Law 342/2000**	**Other revalua-tions**	**Total revaluations**
Operational buildings	43,899	55	5,777	-	18,265	**67,996**
Plant & machinery	34,207	77	-	-	9,807	**44,091**
Industrial & commercial equipment	-	6	-	780	3,702	**4,488**
Other tangible assets	-	1	-	-	211	**212**
Concessions, licences, trademarks & similar rights	119,353	-	-	-	-	**119,353**
Total	**197,459**	**139**	**5,777**	**780**	**31,985**	**236,140**

Capital and business transactions with subsidiary, associated, parent and related companies

(Attachment 3 to Explanatory Note – *in € millions*)

In compliance with the provisions of the guidelines and criteria for identification of significant transactions, and in particular of transactions with related parties, envisaged by De'Longhi SpA as regards corporate governance, below we summarise transactions between related parties occurring in 2003.

	Sales revenues	**Other rev-enues**	**Raw materials & other costs**	**Financial income (expenses)**	**Extra-ordinary income (expenses)**	**Financial receiv-ables**	**Trade receivables**	**Financial payables**	**Trade payables**
Subsidiary companies:									
Clim.Re SA	-	-	-	(0.1)	-	-	-	(1.6)	-
Total subsidiary companies	**-**	**-**	**-**	**(0.1)**	**-**	**-**	**-**	**(1.6)**	**-**
Associated companies: (1)									
Omas Srl	0.2	-	(0.6)	-	-	-	0.3	-	(0.5)
Equity interest owned via trustee company Comitalia Compagnia Fiduciaria SpA (2)	0.1	-	(1.4)	-	-	-	-	-	(0.3)
Parex Industries Ltd. (2) (3)	7.3	0.4	-	0.1	-	-	-	-	-
Total associated companies	**7.6**	**0.4**	**(2.0)**	**0.1**	**-**	**-**	**0.3**	**-**	**(0.8)**
Total subsidiary and associated companies	**7.6**	**0.4**	**(2.0)**	**-**	**-**	**-**	**0.3**	**(1.6)**	**(0.8)**
Parent companies:									
De'Longhi Soparfi SA (4)	-	-	(0.1)	-	1.5	-	-	-	-
Total parent companies	**-**	**-**	**(0.1)**	**-**	**1.5**	**-**	**-**	**-**	**-**
Related companies:									
Max Information Srl (5)	-	-	(1.5)	-	-	-	-	-	(0.5)
Italia Distribuidora De Electrodom. Ltda.	-	-	-	-	-	-	0.3	-	-
Liguria Assicurazioni SpA	-	-	(0.1)	-	-	-	-	-	-
Zac Seconda Srl (6)	-	-	-	-	-	-	-	-	-
Total related companies	**-**	**-**	**(1.6)**	**-**	**-**	**-**	**0.3**	**-**	**(0.5)**

(1) Items mainly relate to trade transactions
(2) See section in notes on "Financial fixed assets – Equity investments"
(3) Items relate to trade transactions taking place in the first quarter of 2003.
(4) Item relates to income from the commitment signed on 24/04/2001 by the ultimate parent company to hold the operating parent company (De'Longhi SpA) harmless from any liabilities stemming from tax disputes or acceptance of tax settlements exceeding the initial amount of € c mn for years prior to 31/12/2000. This indemnity is connected with the costs borne for the operating parent company's acceptance of the tax pardon under Italian Decree Law 289 dated 27/12/2002.
(5) The item concerns the supply of advertising services. The De'Longhi SpA director, Giorgio Sandri, is Managing Director of Max Information Srl.
(6) During 2003 Zac Seconda Srl sold to Sile Corpi Scaldanti Srl a long-term supply contract for €k 2,800. It is pointed out that the Managing Director of Sile Corpi Scaldanti Srl is related to the Sole Director of Zac Seconda Srl.

There were no other transactions with related parties besides those indicated above, except for the fees paid to Studio Biscozzi e Nobili during 2003 for transactions relating to consulting services. For further details, reference should be made to Attachment 4 to the Explanatory Notes – "Emoluments Paid to Directors and Statutory Auditors".

Emoluments Paid to Directors and Statutory Auditors
(Art. 78, CONSOB regulation 11971 dated May 14th 1999)

(Attachment 4 to Explanatory Note – in € '000)

Person	Description of office			Emoluments			
Full name	Office held	Term of office	Expiry of term	Emoluments for office	Non-monetary benefits	Bonuses and other incent-ives	Other remunera-tion
Giuseppe De'Longhi	President	01.01/31.12.03	2003 financial statements	486			9 (1)
Fabio De'Longhi	Vice President	01.01/31.12.03	2003 financial statements	441 (2)			14 (3)
Stefano Beraldo	Managing Director	01.01/31.12.03	2003 financial statements	573 (4)			9 (3)
Silvio Sartori	Director	01.01/31.12.03	2003 financial statements	21			15 (1)
Giorgio Sandri	Director	01.01/31.12.03	2003 financial statements	21			
Carlo Garavaglia	Director	01.01/31.12.03	2003 financial statements	21			4 (5)
Giorgio Brunetti	Director	01.01/31.12.03	2003 financial statements	21			4 (5)
Gianluca Ponzellini	President of Board of Statutory Auditors	01.01/31.12.03	2003 financial statements	62			
Giancarlo Malerba	Standing statutory auditor	01.01/31.12.03	2003 financial statements	41			
Massimo Lanfranchi	Standing statutory auditor	01.01/31.12.03	2003 financial statements	41			

(1) Remuneration relating to corporate positions held in other subsidiary companies
(2) The amount also includes remuneration received at Sales & Marketing Director of De'Longhi SpA
(3) Remuneration, reversible to De'Longhi SpA, relating to corporate positions held in other subsidiary companies
(4) The amount also includes remuneration received as General Manager
(5) Remuneration relating to membership of Remuneration Committee and Internal Control & Corporate Governance Committee.

Carlo Garavaglia and Giancarlo Malerba are members of the legal and tax consultancy firm Biscozzi e Nobili, to which group companies paid fees of €k 400 during 2003.

Stock Options Assigned to Directors
(Art. 78, CONSOB regulation 11971 dated May 14th 1999)

(Attachment 5 to Explanatory Note)

Person	**Options assigned**			**Exercise of options during year**	
Full name	Number of shares purchasable	Per-share exercise price (€)	Exercise period	Number of shares purchased	Exercise price
Stefano Beraldo	1,189,004	3.4	2004 - 2006	-	-
Fabio De'Longhi	608,790	3.4	2004 - 2006	-	-

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
De' Longhi SpA

1 We have audited the consolidated financial statements of De' Longhi SpA and subsidiaries (De' Longhi Group) as of 31 December 2003. These consolidated financial statements are the responsibility of De' Longhi SpA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The audits of the financial statements of some subsidiaries and associated companies, which account for 4.5% of the consolidated assets and 5.2% of the consolidated revenues respectively, are the responsibility of other independent auditors.

For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by law, reference is made to our report issued on March 25, 2003.

3 In our opinion, the consolidated financial statements of De'Longhi Group as of 31 December 2003 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Group.

4 By way of information, we note the fact that the Company appointed independent appraisers to determine the residual useful working life of some assets in order to determine the most appropriate rates of depreciation. The related effects on the net

PRICEWATERHOUSECOOPERS

result for the year and on shareholders' equity have been provided in the notes to the financial statements within the section on "Amortisation, depreciation, and write-downs".

Treviso, 31 March 2004

PricewaterhouseCoopers SpA

Signed by Roberto Adami
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

Financial Statements
2003

De'Longhi SpA – Registered HQ: Via L. Seitz 47 – 31100 Treviso – Italy
Share Capital: EUR 448,500,000.00
Tax Code and Company Register no.: 11570840154
Registered in Treviso REA under no. 224758 – VAT no. 03162730265

Corporate bodies and officers

Board of Directors

President	GIUSEPPE DE' LONGHI *
Vice President	FABIO DE' LONGHI
Managing Director	STEFANO BERALDO **
Director	GIORGIO BRUNETTI
Director	CARLO GARAVAGLIA
Director	SILVIO SARTORI
Director	GIORGIO SANDRI

Board of Statutory Auditors

President	GIANLUCA PONZELLINI
Standing Auditors	MASSIMO LANFRANCHI
	GIANCARLO MALERBA
Substitute Auditors	EMILIO ETTORE GNECH
	FRANCESCO NOBILI

Independent Auditors

PricewaterhouseCoopers SpA

Internal Control &
Corporate Governance Committee

GIORGIO BRUNETTI
CARLO GARAVAGLIA

Remuneration Committee

STEFANO BERALDO
GIORGIO BRUNETTI
CARLO GARAVAGLIA

* Full powers of ordinary and extraordinary management, to be exercised signing severally, apart from those powers that cannot be delegated pursuant to Article 2381 of the Italian Civil Code and to corporate by-laws.

** Full powers of ordinary and extraordinary management, to be exercised signing severally, with the sole exclusion, apart from those powers that cannot be delegated pursuant to Article 2381 of the Italian Civil Code and to corporate by-laws, of the following powers: (i) subscription, purchase and disposal of equity holdings, including minority interests; and constitution of ownwership rights on such holdings and interests, (ii) acquisition or disposal of business division leases; and acquisition, disposal or licensing of trademarks, and (iii) acquisition or disposal of real estate assets.

De'Longhi SpA
Registered HQ: Via L. Seitz 47 – 31100 Treviso – Italy
Share Capital: EUR 448,500,000.00 fully paid in
Tax Code and Company Register no.: 11570840154
VAT no. 03162730265
Registered in Treviso REA under no. 224758

Directors' report on operations

To Our Shareholders

In a scenario featuring adverse exchange rates, weak consumer spending, and pressure on selling prices, De'Longhi substantially maintained sales at 2002 levels at current exchange rates (€ 594.6 million (mn), -1.6% vs. 2002). Ongoing strengthening of the euro during 2003 dampened sales and profitability performance in the UK, North America and Japan – markets that, combined, account for almost 20% of the company's sales. This tendency was particularly marked in the last quarter of the year – the most important for these geographical areas in terms of their contribution to sales and profitability.

Despite the pressure on margins caused by all this, the company was able to react with focused actions on both the cost front and on that of distribution and product mix.

On the cost front, there were numerous and major actions designed to transfer production to China. Some of these translated into the effective start of production, whilst the others formed the basis for production start-up in 2004.

2003 was a particularly significant year as regards product innovation. The introduction of Caldopanny – the wall-mounted plug-in towel warmer – and of Pastamore, the pasta cooker, together with extension of the Alicia electric moka coffee-maker range, enabled us to open up new market segments. These novelties were supported by major advertising investments, mainly in the Italian market, where good growth rates were achieved.

On the distribution front, we opened new branches in Spain, Australia and New Zealand to replace previous distributors. This had good effects on the respective sales trends.

The adverse impact of euro appreciation on the manufacturing margin, aggravated by downward price pressures mainly affecting wall-mounted air conditioners, was controlled thanks to action on the efficiency front and to the growing incidence of Chinese production. The latter's costs, already lower due to the lower incidence of labour costs, are mainly denominated in dollars. The group therefore managed to keep the reduction of margin as a percent of sales at 49.1% in 2003 vs. 51.7% in 2002.

The initiatives underway and the various agreements made will enable us to increase the Chinese share of production considerably – and to transform what in 2003 was a defensive move into an opportunity for recouping profitability.

The increase in the share of products coming from China naturally led to higher transport costs, a fact made even more evident by the tariff increases underway in the global transport framework.

The combined effect of a lower manufacturing margin, higher advertising investments, and the increase in transport costs were the main factors leading a to reduction in EBITDA (from € 82.8 mn in 2002 to € 57.7 mn for the year ending on December 31st 2003).

Net income for the year amounted to € 9.8 mn (vs. € 15.8 mn in 2002), net of extraordinary charges of over € 10 mn, of which some € 6.5 mn relating to the tax amnesty.

Actions on the efficiency front and the shift of additional production value to China make us believe it possible to achieve tangible improvements in profitability in 2004.

Significant events

In the company's main business segments, during 2003 we developed important initiatives and agreements in preparation for the strengthening and upgrading of our manufacturing and procurement facilities in China.

As regards cooking products, the transfer started of know-how relating to fryer production to our Chinese factory in Tricom, with actual production taking place as from June. In the same factory we continued delocalisation of some coffee-machine models and developed and produced the innovative Pastamore pasta cooker.

In the air conditioning segment we completed full transfer of production of wall-mounted conditioners to China and laid the technical and organisational foundations for mass production of the intermediate range of portable conditioners and dehumidifiers.

In the cleaning & ironing segment major activity was undertaken to select and conclude manufacturing agreements with Chinese partners. One of these has made part of its factory available on an exclusive basis to produce the ironing systems that will be marketed by the company during 2004.
Similar agreements are in the process of being completed for home cleaning products.

For heating, 2003 featured creation of the second industrial complex in China, via a deal leading to control of a new company – via the subsidiary De'Longhi Nederland BV - which acquired all the industrial assets previously belonging to one of the world's largest producers of oil filled radiators and of other portable heating appliances. This company has three production sites in Zhongsan in the province of Guang Dong.

The new Chinese industrial set-up will stand alongside the one already existing in Tricom, which is dedicated to the production of small domestic appliances (the plastic unit). It will enable us to accelerate the process of manufacturing delocalisation to China in 2004 and to support production of radiators and other heating products.

During 2003 we also strengthened the organisation of DL Trading, which is dedicated to the performance of activities relating to procurement, quality control, and logistics support for operations in China and Hong Kong, i.e. functions typical of a centralised group procurement unit.

All the above phases involved the company's organisational facilities and human resources, which took an active part in the major efforts made to assure high standards of quality and efficiency.

During 2003 we also set up the companies De'Longhi Australia Pty Ltd., De'Longhi New Zealand Ltd., and De'Longhi Electròdomesticos España SL, active in selling the group's products in their respective markets and replacing the previous distributors.

Lastly, the company De'Longhi Finance SA was created to co-ordinate international cash pooling for the group's foreign companies and for centralised management of other group financial activities.

On the product front, special mention must be made of finalisation of the project for development, creation and marketing of the De'Longhi super-automatic ("Superautomatica") coffee machine, which enables us to enter a segment featuring good profitability.

Market scenario

In 2003 economic weakness continued in Eurozone countries, whilst there were modest signs of recovery in the USA and further strengthening of the main Asian economies, including Japan, whose GDP – after years of shrinkage - increased by 2.6%.

In the Eurozone GDP featured modest growth (+0.4%), as a result of weak private consumption expenditure in Germany (GDP down by –0.1%), France (+0.2%), and Italy (+0.3%). In addition exports were hampered by growing euro appreciation. Consumer confidence remained at modest levels and was accompanied by severe tensions in the labour market.

The British economy (with GDP growth of 2.3%) was buoyed up by public spending and private consumption expenditure, which in turn were aided by low interest rates and by the recovery in employment.

The Italian small domestic appliance market recovered in 2003 in terms of both value and volume. At European level coffee-machine growth continued in the main markets, in both the espresso and filter segments.

In the air conditioning & treatment segment, there was considerable growth in the volume of portable and fixed conditioners, even although the latter featured a major decrease in average selling prices.

Interest and exchange-rate trends

2003 featured a decrease in interest rates in the main economies and further appreciation of the euro.
Considering average 2003 vs. 2002 exchange rates, the euro appreciated by close to 20% vs. the USD, 10% vs. the GBP, and by some 11% vs. the JPY.
In the 2-year period 2002-2003 the euro's revaluation vs. the USD was 43%, whilst it was 16% vs. the GBP and 17% vs. the JPY.

The impact of this phenomenon on the company's sales in North America, the UK, and Japan (which account for some 20% of total annual sales) heavily influenced our company's competitive drivers and – in the absence of remedial measures – would have led to significant losses of percent margin in 2003.

Operating performance

Below we present reclassified income statements for 2003 and 2002:

	2003	% on sales	2002	% on sales
	€ millions	%	€ millions	%
Net sales revenue (*)	594.6	100.0%	604.5	100.0%
YoY change	*(9.9)*	*(1.6%)*		
Cost of materials and goods (*)	(302.9)	(50.9%)	(292.1)	(48.3%)
Gross manufacturing margin	**291.7**	**49.1%**	**312.4**	**51.7%**
Service costs & sundry expenses	(157.1)	(26.4%)	(148.4)	(24.6%)
Value added	**134.6**	**22.6%**	**164.0**	**27.1%**
Payroll costs	(69.6)	(11.7%)	(73.0)	(12.1%)
Provisions	(7.3)	(1.2%)	(8.2)	(1.4%)
EBITDA	**57.7**	**9.7%**	**82.8**	**13.7%**
YoY change	*(25.1)*	*(30.3%)*		
Depreciation & amortisation	(30.3)	(5.1%)	(37.9)	(6.3%)
EBIT	**27.4**	**4.6%**	**44.9**	**7.4%**
YoY change	*(17.5)*	*(39.0%)*		
Financial income (expenses)	(7.0)	(1.2%)	(17.6)	(2.9%)
Extraordinary income (expenses)	(10.0)	(1.7%)	(1.1)	(0.2%)
Pre-tax income	**10.4**	**1.7%**	**26.2**	**4.3%**
Taxes	(0.6)	(0.1%)	(10.4)	(1.7%)
Net income	**9.8**	**1.6%**	**15.8**	**2.6%**

(*)For 2002, net of revenues/costs occurring in the year between De'Longhi SpA and companies incorporated.

2003 revenues were substantially in line with those of 2002 (pro-forma data). The tables summarising net revenues by geographical area and business segment are shown in the Explanatory Note to which reference should be made.

The conditioning segment featured a good trend (+13.1%), whilst the heating segment was down (-5%) due to adverse exchange-rate impact. Revenues were slightly down in the cooking & food preparation and home cleaning segments (-3.8%).

The trend by geographical area showed an increase in the Italian market (+7.7%), mainly driven by the conditioning segment. Sales in the USA, Canada and Japan decreased, mainly because of adverse exchange-rate impact.

The pressure exercised by euro appreciation and lower prices, the total impact of which emerged at the level of manufacturing margin, was offset by acceleration of the process for delocalisation of production and procurement to China and by some cost-savings actions implemented by the company.
All this, together with the effects of a better product mix, enabled us to limit the impact on manufacturing margin which, as a percentage on sales, went from 51.7% in 2002 to 49.1% in the year ending on December 31st 2003.

On the cost front we note higher advertising investments (the incidence of which rose from 5.7% to 6.9% on sales, with an outright increase of € 6.1 mn). This mainly related to the Italian market in support of the launch of major new products, such as the wall-mounted plug-in Caldopanny towel warmer and the Pastamore pasta cooker, plus extension of the Alicia electric moka coffee maker – products that have enabled us to open up new market segments. Thanks to these investments, De'Longhi brand image and market shares both benefited.

A further adverse difference versus 2002 was the increase in transport costs. This was due to the increase in sales volume and to the effects of manufacturing and procurement delocalisation, which increased average transport distance, as well to the across-the-board increase in commercial freight tariffs.

Due to the above, EBITDA decreased from € 82.4 mn to € 57.7 mn, with a percent margin on net sales that went from 13.7% to 9.7%.

There was a smaller reduction at EBIT level, with percent margin on sales that went from 7.4% to 4.6%. This was because of the lower incidence of depreciation & amortisation – in turn mainly ascribable to completion of depreciation and disposal of some asset items.

Net financial expenses totalled € 7.0 mn, showing improvement over 2002 (€ 17.6 mn), mainly due to the effect of an improved equity-investment result (which includes dividends received from subsidiary companies and some write-downs of equity investments).

We highlight the fact that on April 28th the € 150-bn bond loan was repaid. In the first four months of the year the loan led to financial expenses at the rate of 7% due to the effect of interest-rate hedges. 2003 therefore benefited from the reduction in the cost of money only for eight months since alternative sources of funding consisting of medium-/long-term loans have interest rates in line with the market, i.e. with a spread of less than 100 bp on the Euribor.

Net income amounted to € 9.8 mn after extraordinary expenses of € 10.0 mn, mainly relating to charges for the tax pardon.

Analysis of capital and financial position

Below we summarize status in terms of capital and net financial position.

	31.12.2003 € millions	31.12.2002 € millions	YoY Change € millions
Trade receivables	208.3	235.5	(27.2)
Inventories	105.8	101.2	4.6
Trade payables	(173.6)	(147.4)	(26.2)
Other current liabilities	10.3	(0.8)	11.1
Net working capital	**150.8**	**188.5**	**(37.7)**
Fixed and non-current assets:			
Intangible assets	80.4	87.8	(7.4)
Tangible assets	99.1	100.6	(1.5)
Financial assets	297.4	48.1	249.3
Non-current liabilities	(39.2)	(26.6)	(12.6)
Net capital employed	**588.5**	**398.4**	**190.1**
Net shareholders' equity	519.1	518.3	0.8
Total non-financial sources	**519.1**	**518.3**	**0.8**
Net financial position			
	(69.4)	**119.9**	**189.3**

Net working capital amounted to € 150.8 mn, decreasing by € 37.7 mn vs. FY2002. Based on comparable consolidation and without the effect of securitisation, NWC amounted to € 243.8 mn (vs. € 272.8 mn), with a decrease of € 28.9 mn.

The net financial position went from a cash surplus of € 119.9 mn as at 31.12.2002 to net debt of € -64.9 mn as at 31.12.2003 mainly due to the combined effect of winding up of the subsidiary company De'Longhi Pinguino SA (as discussed later on), business performance, and more efficient NWC management.

Main subsidiary companies

Climaveneta SpA

This company produces medium and large refrigeration machinery and systems in the conditioning segment.

Despite the slight shrinkage of revenues, which totalled € 96.0 mn as up to December 31st 2003 (€ 98.6 mn in 2002), EBITDA was € 15.2 mn, growing by € 2.1 mn vs. 2002 (+16.5%).

The company owns some controlling equity interests in foreign companies – specialised in the distribution of large air conditioners in France and Germany – and a 50% interest in Chat Union Climaveneta Company Ltd. The latter in turn controls a company based in Shanghai, active in the production of large air conditioners for the Chinese market.

De'Longhi Pinguino SA sold Climaveneta SpA to a new Italian subholding company. Following acquisition, the new subholding incorporated Climaveneta SpA, thus permitting creation of a sub-group dedicated to the specific business area and directly controlled by De'Longhi SpA.

De'Longhi Finance SA

The company, acquired and subsequently capitalised with some € 242 mn, has taken on the function of co-ordinator of international cash pooling for the group's foreign companies and of other group financial activities.

DL Radiators SpA
The company produces and markets terminal units for fixed heating systems.
Net sales revenues as up to December 31st 2003 amounted to € 71.5 mn, growing by € 10.2 mn vs. 2002 (+16.6%).
EBITDA amounted to € 5.5 mn in 2003 (€ 6.4 mn in 2002), with a 7.7% margin on revenues.

Elba SpA
Elba SpA is active in the production of free-standing cookers, hobs, and built-in ovens in the cooking & food preparation product segment.
Net revenues amounted to € 74.1 mn in the year ending on December 31st 2003, growing slightly over 2002. EBITDA also increased over the previous year, rising to € 7.5 mn (with a 10.1% margin on sales).

De'Longhi Japan Corp.
This company distributes the company's products in the Japanese market.
Net sales revenue amounted to JPY 5,785 mn as up to December 31st 2003, down by JPY 1,448 mn vs. 2002 (-20%).

De'Longhi Australia Pty Ltd. – De'Longhi New Zealand Ltd.
The company was set up during 2003 and took over, also via the subsidiary De'Longhi New Zealand Ltd., marketing of the group's products in the respective markets, replacing the previous distributors.
In 2003 De'Longhi Australia's revenues amounted to AUD 29.8 mn and those of the subsidiary De'Longhi New Zealand Ltd. NZD 17.6 mn.

Kenwood Group
The Kenwood Group comprises numerous companies, controlled by the subholding company Kenwood Appliances Plc. The group's most important operating companies are Kenwood Ltd. and Ariete SpA.
In the year ending on December 31st 2003 Kenwood Ltd. showed sales revenues of GBP 129.2 mn, up by +14.5% over 2002 (+16.4 mn) and EBITDA of GBP 12.5 mn, growing vs. 2002 (+1.3 mn, i.e. +11.2%).

As regards Ariete SpA, consolidated income-statement data show revenue growth of over 4% YoY (from € 119.1 mn in 2002 to € 124.0 mn in 2003).
EBITDA amounted to € 15.9 mn, substantially in line with that of the previous year.

De'Longhi Ltd.
This company distributes group products in the UK. Its net sales revenues amounted to GBP 38.9 mn (vs. GBP 37.3 mn in 2002)

De'Longhi America Inc.
This company performs sales activities in the American market.
Its net sales revenues as up to December 31st 2003 amounted to USD 98 mn, down vs. 2002 (-6.0%).

De'Longhi France SARL
The company distributes products under the De'Longhi and Kenwood brands in the French markets. Its 2003 revenues amounted to € 56.0 mn, up by € +5.8 mn vs. 2002 (+11.5%).

De'Longhi Deutschland GmbH
The company markets products under the De'Longhi and Kenwood brands in the German market. Sales achieved in 2003 – totalling € 32.7 mn – grew over the previous year (€ +4.1 mn, i.e. +14.3%).

De'Longhi Electròdomesticos España SL
The company, founded in 2003, sells products in the Spanish market. In its first year of business it achieved revenues of € 15.2 mn.

De'Longhi Nederland BV
Besides marketing group products in the Dutch market, the company also acts as a subholding company for the management of some equity investments.
In the previous year it had already taken over control of assets located in Hong Kong and Quing-Xi-Town (mainland China) producing small domestic appliances via acquisition of the equity interest in DL Trading Ltd. During 2003 it acquired control of a new company – Promised Success Limited. The latter, via the subsidiary On Shiu (Zhongsan) Electrical Appliance Company Limited, acquired the assets of three oil-radiator production sites in Zhongsan, in the province of Guang Dong.

De'Longhi Pinguino SA, which during 2003 completed repayment of the € 150-mn bond loan, instead started the liquidation process in a perspective of financial restructuring to contain costs and simplify the group's structure.

Human resources

As at December 31st 2003 De'Longhi SpA had 2,129 employees (2,342 in 2002), split as follows in terms of contractual category:

	31.12.2003	**31.12.2002**
Blue-collars	1,468	1,654
White-collars	621	648
Managers	40	40
Total	**2,129**	**2,342**

The company employed, as stated, a total of 2,129 staff, 213 less than in the previous year.

The average number of employees during the year decreased from 2,388 in 2002 to 2,260 in 2003.

As regards development of internal human resources, some major training & development initiatives were undertaken for managers in various company areas holding positions of responsibility in different company functions and for project leaders active in the R&D organisation.

Nearly all technical and production functions were heavily involved in the efforts concerning manufacturing and procurement delocalisation.
In addition, we strengthened the management levels of the Chinese manufacturing organisation.

Revision of the manufacturing platform

2003 marked continuation of delocalisation of part of production to the Tricom factory in China. Specifically, transfer of fan-heater lines was completed and production started whilst transfer of fryer lines was started and will be completed during the first half of 2004.
The results achieved in terms of cost reduction and quality were satisfactory.
In addition the Tricom organisation's resources were strengthened above all as regards quality control.

Strengthening of Chinese manufacturing activities took place without any substantial reduction in the activity of our Italian factories. The latter did not suffer from any particular inefficiency problems due to the increase in volume achieved versus 2002.

Following acquisition of the manufacturing assets formerly belonging to one of the world's leading oil-radiator manufacturers, the company now has a dual manufacturing platform dedicated not only to plastic items but also to heating.

Quality

In 2003 we adjusted and certified our quality system as per the requirements of the new Vision 2000 standard (ISO 9001: 2000) in the De'Longhi factories (plastic division).

Logistics

2003 featured a considerable increase in transport costs caused – besides the increase in sales volume – by manufacturing delocalisation. The latter, against a reduction in manufacturing and procurement costs, involved an increase in logistics costs stemming from the increase in average transport distances. Another major factor was the across-the-board increase in commercial freight tariffs.

Distribution

2003 felt the positive effects of setting up of the new subsidiaries, which enabled the group to be more focused and closer to the market.
The good results achieved in terms of sales growth in the countries concerned confirm the rightness of the choices made.

In addition, 2003 was the first year of sale – with good results - of domestic appliances under the Kenwood brand in Italy via a specific dedicated sales organisation.

Information systems

Development of commercial information systems continued in the direction mapped out by the original strategic choices, which centre the information system's present and potential functionalities around the SAP software product.
More specifically, the projects completed are part of the company's strategy of extending the "single and integrated" system to all group companies to improve information reliability and timeliness, the efficiency of intercompany relations, and control over the companies' activities.
During 2003 efforts focused mainly on integration of the activities of Kenwood Ltd. (UK), Tricom and DL Trading (Hong Kong/China), and of the Spanish subsidiary.

In addition, we implemented projects relating to management of the central European warehouse (in Mignagola), management of Italian and foreign service centres, and to sales order management.

Risk coverage

The company has extensive insurance coverage in place for both its main assets (tangible fixed assets and receivables) and for any risks relating to products sold.

The company also has a policy of hedging financial risks (relating to exchange and interests rates).

Research & Development

During 2003 development efforts permitted market launch of numerous new products, both internally designed and produced and purchased.

Among the projects completed in 2003 we highlight finalisation of the Pastamore project for the first automatic pasta cooker – developed and produced at the Tricom factory – and of the project for the new Superautomatica coffee machine, which took the concrete form of the opening up of a new market segment featuring major know-how and high technological entry barriers, also in terms of patents.

We also note research and development work on innovative solutions in portable heating (the objective of which is the use of lightweight materials and very energy-efficient radiant heating).

In the air conditioning segment, activity concerned technical actions to raise the product range's energy-efficiency labelling to Class A.

There was also significant activity concerning transfer of production technology for some product families to the Tricom factory in China. This related to the need to perform new homologation of all internally and externally produced components in order to assure our customary standards of quality.

Our R&D activity also made it possible to access the benefits granted by Italian Law 46/1982 and subsequent amendments concerning the products of applied research and technological innovation.
We specifically highlight the projects concerning "a range of air conditioners featuring low energy impact – Kyoto protocol" and "a machine for the production of hot or cold water or air via a refrigerant fluid – the Chiller project".
The benefits mentioned consist of grants and low-rate long-term loans.

Changes in regulatory framework

The company is active in the various association and institutional bodies that have the task of following the evolution of the regulatory framework affecting the business at both national and international level.
As regards this, we highlight Regulation 2037/2000, which – for the EU – envisages a band on use of synthetic HCFC gases in the production of air conditioners as from January 1st 2004. Given this, all conditioner production will be based solely on HFC gases or on propane, the environmentally friendly alternative. In the light of the experience built up in cold-only conditioners, the new restrictions introduced should not cause any significant impact on the company.

As regards the directive CE 2002/31 concerning energy labelling of conditioners, 2004 should be the initial year of application, following a one-year suspension due to the lack of a uniform European standard. All enbloc air/air conditioners, since they will be loaded with the natural gas R290 natural gas, will feature great efficiency and will therefore be able to be labelled in high classes.

We also note that the safety-planning document will be updated within legally established deadlines.

Investments and products

During the year the company invested some € 17.8 mn in tangible fixed assets, mostly relating to investments in the main production sites, expansion of the Treviso office block, and to new moulds and equipment for the production and launch of new products, strengthening the various product families in which the company is active.

During 2003 there were many De'Longhi novelties in all business segments.

In the segment of cooking & food-preparation products, we highlight – as regards coffee machines – the launch of the "Superautomatica" model. This was launched in some international markets only at the end of the year and will be rolled out during 2004. We also highlight the great success, for the second year running, of the electric moka coffee maker, also in the 4-cup version and in the version featuring a timer.

Another product with major innovative content was Pastamore, the first automatic pasta cooked. Launched at the end of the year in the Italian market, already in the early months of 2004 it will also be launched in countries such as Germany and Greece.

The Simac brand introduced an important novelty in the mature blender family, thanks to Simac MangiaBevi. This blender, equipped with a convenient dispenser, has revitalised the entire category and reconfirmed the BravoSimac brand in the Italian market.

In the home cleaning & ironing segment, an event to note was the launch in Italy and abroad of the new continuous-refill ironing system in two models for the De'Longhi and Simac brands. This new product confirmed De'Longhi's coverage of the segment, in both the domestic and international market.

Expansion of the compact dehumidifier range continued, with the addition of electronic and heating functions.

Lastly, there was the advertising launch of Caldabagno and of Caldopanny, with the latter being an easy-to-install wall-mounted, plug-in towel warmer. This was launched in both Italy and Spain with adequate advertising support.

Many of these products will come into their own during 2004, the year when we should benefit from their full-year commercial launch in the main markets.

All communication efforts abroad featured the common leitmotiv of the "Living Innovation" strategy, continuing the work begun in 2003 and using formats common to all countries. These formats enable us to achieve a consistent brand image internationally, as well as substantial savings thanks to economies of scale.

As stated, 2003 featured the launch of many new major products, such as the Caldopanny wall-mounted plug-in towel warmer and the Pastamore pasta cooker. These opened up new market segments but involved major investments needed to make them known to the market.

The advertising campaign concentrated on some of the main De'Longhi products, i.e.

- De'Longhi *Alicia* (electric moka coffee maker), via continuation of the advertising effort to support the product's launch, to give continuity to the product's communication presence, and to support expansion of the range (4-cup model) and the launch of the electronic version.

- De'Longhi *Pastamore* with the launch of the new pasta cooker in December.

- De'Longhi *Caldobagno* (heater) and *Caldopanny* (towel warmer) to support the launch of the new wall-mounted product, with a TV campaigns followed by maintenance back-up in the periodical press.

Stock option plans

The stock option plan decided upon by the Board of Directors on June 12th 2001 was implemented in July 2001. The plan's aims reflect the desire to (a) build the loyalty of key resources, focusing their attention on the factors for medium-/long-term success and (b) maintain or improve the group's competitiveness in the domestic and international compensation market, introducing an economic variable linked to the creation of value for the company and for shareholders.

The plan initially involved 63 Italian and non-Italian employees holding key positions at group level, who were assigned a total of some 6,900,000 operations, vesting of a part of which is subject to achievement of objectives whilst another part depends on maintenance of the employment relationship with the group.
It will be possible to exercise the options in instalments as from 2004 and until 28.02.2006, during specified periods.

During 2003 the Board of Directors of De'Longhi SpA decided to admit a new manager to the stock option plan, assigning 80,000 options, whilst 3 employees who were already plan participants left the group.

As at 31.12.2003 there were 64 plan participants with a total of 6,959,510 options assigned.

	2003				2002			
Description	**No. of partici-pants**	**Total no. of options**	**Period of exercise**	**Unitary exercise price (€)**	**No. of partici -pants**	**Total no. of options**	**Period of exercise**	**Unitary exercise price (€)**
Status as at January 1st	60 3 3	6,586,627 293,890 236,500	2004-'06 2004-'06 2005-'06	3.400 4.123 4.765	63	6,867,225	2004-'06	3.400
New plan participants during period	1	80,000	2005-'06	3.460	3 3	293,890 236,500	2004-'06 2005-'06	4.123 4.765
Rights lapsing during period	(3)	(237,507)	-	3.400	(3)	(280,598)	-	3.400
Year-end status	**64**	**6,959,510**			**66**	**7,117,017**		

On 15.12.2003 De'Longhi SpA's Board of Directors decided on a capital increase to service the 2001-2006 stock option plan, whose options became exercisable on 01.01.2004.

Corporate Governance

During 2003 the corporate governance system of De'Longhi SpA acquired further instruments to optimise the state of internal control and audit and thus to enable the Board of Directors to identify and manage the main business risks adequately.
Specifically, during its meeting on March 4th 2003 the Board of Directors adopted the new version of the Self-Governance Code presented by the company's Internal Control & Corporate Governance Committee. This reflects the amendments made in July 2002 to the Code by the Committee for Corporate Governance of Listed Companies of Borsa Italiana SpA.
In addition, the Board of Directors continued the process of adaptation to the requirements of Italian Legislative Decree 231/2001 [concerning legal entities' administrative liability], already previously addressed by management – also aided by the Internal Control & Corporate Governance Committee – in order to take the actions needed to develop the "organisational model" envisaged by the decree.
Lastly, the Board of Directors approved the Code of Ethics and "Guidelines and criteria for identification of significant transactions and, in particular, of transactions with related parties".

For information concerning corporate governance, reference should in any case be made to the report prepared as per Article IA.2.13 of the Instructions for the Italian Stock Exchange Regulation. This provides full information on the ways in which the corporate governance system and Self-Governance Code are implemented. The report will be lodged with Borsa Italiana SpA.

Shareholdings owned by directors and statutory auditors

As required by Article 79 of the CONSOB (Italian listed company and stock market surveillance body) Regulation passed with resolution no. 11971 on 14/05/1999, below we provide information on the shares owned by directors and statutory auditors in De'Longhi SpA and in its subsidiary companies.

Full name	Company in which shares are owned	No. of shares owned as at 31.12.02	Purchases 2003	Sales 2003	No. of shares owned as at 31.12.03
Giuseppe De'Longhi	Elba SpA	90	-	-	90
Fabio De'Longhi	De'Longhi SpA (*)	447,570 (*)	-	-	447,570 (*)
Fabio De'Longhi	De'Longhi Pinguino SA	1	-	(1)	-
Stefano Beraldo	De'Longhi SpA	20,600	-	-	20,600
Giorgio Sandri	De'Longhi SpA	30,750	-	-	30,750
Silvio Sartori	De'Longhi SpA	100,000 (*)	-	-	100,000 (*)
Massimo Lanfranchi (standing statutory auditor)	De'Longhi SpA (*)	750 (*)	-	-	750 (*)

(*)Figure includes shares owned indirectly or via relatives.

Transactions with parent, subsidiary, associated and related companies

The effects of De'Longhi's dealings with parent companies, subsidiaries, associated companies, and with related parties are summarised in the Explanatory Note.

Introduction of international accounting standards

Due to the coming into force of CE Regulation 1606/2002 of the European Parliament and Council and of CE Regulation 1725/2003 of the Commission, as from 2005 companies with shares traded in regulated in the regulated markets of EU member countries must prepare consolidated financial statements complying with international accounting standards (IAS).

In order to comply with the above regulations' requirements, already during 2003 the company started analysis of the aforesaid standards, in order to assess their key effects on financial statements. We have planned actions to update staff, leading to identification of task forces for in-depth study of the most innovative items.

Thus far an initial phase of analysis of the main effects of international standards' application has completed. During 2004 the phase featuring further in-depth evaluation will permit preparation of a balance sheet as at the transition date (which for De'Longhi is January 1st 2004), drawn up according to international standards, also in the light of the IASB's most recent pronouncements.

De'Longhi stock performance

During 2003 De'Longhi stock hit a maximum of € 4.70 (January 2003) and a minimum of € 2.98 (March 2003), with an average price in the 12 months of € 3.58 per share. Trading volume increased during the year, with average daily trading volume of some 215,000 shares vs. just under 160,000 shares in 2002.

Events after year-end

No significant events occurred after the end of the year.

2003 was a difficult year in terms of exchange-rate trends, slack consumer spending, and pressure on selling prices.
Management believes that, thanks to the contribution to sales of the new products launched at the end of 2003 and to actions on the efficiency front – including the start of joint ventures and the contribution of the new factories in China – in 2004 the company will be able to improve profitability, thus steering it gradually closer to normal levels.

Proposed allocation of earnings

In submitting FY2003 financial statements to shareholders for approval, we propose allocation of the year's net income of € 9,800,434 as follows:

- To the Legal Reserve, the amount of € 490,030.00
- To shareholders, the total amount of € 8,970,000.00 corresponding to distribution of a gross dividend of € 0.06 for each of the 149,500,000 shares in circulation, with attribution of tax credit as per Article 105 of Italian Presidential Decree 917/1986 - in force until 31.12.2003 – when applicable to the dividend recipient
- To the Extraordinary Reserve, the amount of € 340,404.00.

Treviso, March 26th 2004

On behalf of the Board of Directors

Stefano Beraldo
Managing Director

(Amounts in euro)

ASSETS	31.12.2003 Sub-total	31.12.2003 Total	31.12.2002 Sub-total	31.12.2002 Total
A) AMOUNTS RECEIVABLE FROM SHAREHOLDERS		0		0
B) FIXED ASSETS				
I - INTANGIBLE FIXED ASSETS				
1) Start-up and expansion expenses		6,069,032		8,869,223
2) Research, development and advertising costs		3,575,678		97,906
3) Industrial patents and intellectual property rights		1,931,695		2,299,856
4) Concessions, licenses, trademarks and similar rights		59,278,326		69,029,522
5) Goodwill		4,867,544		5,164,827
6) Assets under construction and advance payments		2,455,221		119,575
7) Other intangible assets		2,238,667		2,233,080
TOTAL INTANGIBLE FIXED ASSETS		80,416,163		87,813,989
II - TANGIBLE FIXED ASSETS				
1) Land and buildings		63,103,403		61,547,586
2) Plant and machinery		19,426,244		24,139,998
3) Industrial and commercial equipment		13,419,221		8,824,039
4) Other tangible assets		1,881,705		1,720,888
5) Assets under construction and advance payments to suppliers		1,222,192		4,408,239
TOTAL TANGIBLE FIXED ASSETS		99,052,765		100,640,750
III - FINANCIAL FIXED ASSETS				
1) Equity investments in:				
a) Subsidiary companies	292,884,351		43,368,979	
b) Associated companies	4,362,701		4,362,701	
d) Other companies	10,277	297,257,329	10,277	47,741,957
2)Amounts receivable from:				
a) Subsidiary companies		82,115,307		372,384,650
b) Associated companies				
- Within 12 months	0		1,450,076	
- Beyond 12 months	0	0	3,509,831	4,959,907
d) Others				
- Within 12 months	109,764		74,718	
- Beyond 12 months	0	109,764	272,768	347,486
Total amounts receivable		82,225,071		377,692,043
TOTAL FINANCIAL FIXED ASSETS		379,482,400		425,434,000
TOTAL FIXED ASSETS		**558,951,328**		**613,888,739**
C) CURRENT ASSETS				
I - INVENTORIES				
1) Raw materials, other materials, and consumables		32,882,315		38,530,278
2) Work in progress and semi-finished products		8,675,754		10,124,943
4) Finished products and goods for resale		64,291,001		52,553,416
TOTAL INVENTORIES		105,849,070		101,208,637
II - ACCOUNTS RECEIVABLE				
1) Trade receivables		70,755,407		88,917,816
2) Due from subsidiary companies		263,719,088		135,694,537
3) Due from associated companies:				
- Within 12 months	289,796		11,302,148	
- Beyond 12 months	0	289,796	508,449	11,810,597
5) Due from others:				
- Within 12 months	17,855,202		7,738,991	
- Beyond 12 months	17,941,192	35,796,394	13,935,245	21,674,236
TOTAL ACCOUNTS RECEIVABLE		370,560,685		258,097,186
III - CURRENT FINANCIAL ASSET				
4) Other equity investments		606,000		606,000
6) Other securities		500,004		0
TOTAL CURRENT FINANCIAL ASSETS		1,106,004		606,000
IV - LIQUID FUNDS				
1) Bank and post office deposits		18,962,419		67,558,460
2) Cheques		110,296		0
3) Cash and valuables in hand		70,571		75,271
TOTAL LIQUID FUNDS		19,143,286		67,633,731
TOTAL CURRENT ASSETS		**496,659,045**		**427,545,554**
D) ACCRUED INCOME AND PREPAID EXPENSES				
1) Accured income		51,543		2,672,307
2) Prepaid expenses		656,291		630,947
TOTAL ACCRUED INCOME AND PREPAID EXPENSES		**707,834**		**3,303,254**
TOTAL ASSETS		**1,056,318,207**		**1,044,737,547**

(Amounts in euro)

LIABILITIES	31.12.2003 Sub-total	31.12.2003 Total	31.12.2002 Sub-total	31.12.2002 Total
A) NET SHAREHOLDERS' EQUITY				
I - SHARE CAPITAL		448,500,000		448,500,000
II - ADDITIONAL PAID-IN CAPITAL (Share premium reserve)		15,000,000		15,000,000
III - REVALUATION RESERVES		0		0
IV - LEGAL RESERVE		4,348,851		3,560,694
V - TREASURY STOCK RESERVE		0		0
VI - STATUTORY RESERVES		0		0
VII - OTHER RESERVES				
- Extraordinary reserve		41,493,380		35,488,400
VIII - RETAINED EARNINGS (LOSSES CARRIED FORWARD)		0		0
IX - NET INCOME (LOSS) FOR THE YEAR		9,800,434		15,763,137
TOTAL NET SHAREHOLDERS' EQUITY		**519,142,665**		**518,312,231**
B) RESERVES FOR RISKS AND CHARGES				
1) Pensions and similar commitments		2,107,587		1,841,861
3) Others		22,671,388		11,310,491
TOTAL RESERVES FOR RISKS AND CHARGES		**24,778,975**		**13,152,352**
C) RESERVE FOR STAFF SEVERANCE INDEMNITIES		**14,414,057**		**13,503,577**
D) ACCOUNTS PAYABLE				
3) Amounts due to banks				
- Within 12 months	41,370,910		47,518,094	
- Beyond 12 months	233,193,765	274,564,675	85,245,590	132,763,684
4) Amounts due to other financial companies				
- Within 12 months	377,554		14,694,955	
- Beyond 12 months	5,924,847	6,302,401	6,302,401	20,997,356
5) Payments on account from customers		581,362		1,233,105
6) Trade payables		132,983,721		134,110,326
8) Amounts due to subsidiary companies				
- Within 12 months	42,839,224		14,576,853	
- Beyond 12 months	1,622,230	44,461,454	158,429,497	173,006,350
9) Amounts due to associated companies		439,729		2,211,304
10) Amounts due to parent companies		10,895		11,288
11) Amounts due to tax authorities				
- Within 12 months	6,958,015		16,293,418	
- Beyond 12 months	0	6,958,015	281,488	16,574,906
12) Amounts due to social security institutions		3,571,866		3,444,986
13) Other payables		27,349,490		11,968,503
TOTAL ACCOUNTS PAYABLE		**497,223,608**		**496,321,808**
E) ACCRUED LIABILITIES AND DEFERRED INCOME				
1) Accrued liabilities		758,902		2,888,749
2) Deferred income		0		558,830
TOTAL ACCRUED LIABILITIES AND DEFERRED INCOME		**758,902**		**3,447,579**
TOTAL LIABILITIES		**537,175,542**		**526,425,316**
TOTAL NET SHAREHOLDERS' EQUITY & LIABILITIES		**1,056,318,207**		**1,044,737,547**
MEMORANDUM ACCOUNTS				
1) Unsecured guarantees given				
- Sureties given	244,633,821		245,277,237	
- Other unsecured guarantees given	326,584,556	571,218,377	212,703,022	457,980,259
2) Other commitments		2,981,265		3,087,041
TOTAL MEMORANDUM ACCOUNTS		**574,199,642**		**461,067,300**

(Amounts in euro)

INCOME STATEMENT	31.12.2003 Sub-total	31.12.2003 Total	31.12.2002 Sub-total	31.12.2002 Total
A) PRODUCTION VALUE				
1) Revenues from sales and services		567,735,202		618,298,288
2) Change in inventories of work in progress, semi-finished and finished products		10,288,396		6,208,982
4) Asset increases due to own work		1,880,822		2,158,201
5) Other revenues and income				
- Miscellaneous	25,999,515		21,591,911	
- Operating grants	835,124	26,834,639	109,991	21,701,902
TOTAL PRODUCTION VALUE		**606,739,059**		**648,367,373**
B) PRODUCTION COSTS				
6) Raw materials, other materials, consumables, and goods for resale		311,549,096		337,428,039
7) Services		147,078,377		137,686,575
8) Leasing, rental and royalties		7,015,643		5,899,984
9) Payroll and related costs:				
a) Wages and salaries	48,952,221		51,627,727	
b) Social security charges	16,531,510		17,315,025	
c) Staff severance indemnities	3,779,248		3,773,849	
e) Other costs	324,352	69,587,331	299,320	73,015,921
10) Amortisation, depreciation and write-downs				
a) Amortisation of intangible fixed assets	16,325,063		15,115,551	
b) Depreciation of tangible fixed assets	13,930,751		22,760,710	
d) Write-downs of current receivables and liquid funds	2,505,345	32,761,159	2,194,585	40,070,846
11) Change in inventories of raw materials, other materials, consumables, and of goods for resale		3,507,963		(1,462,868)
12) Provisions for risks and charges		4,800,204		6,046,893
14) Other operating expenses		3,007,528		4,768,798
TOTAL PRODUCTION COSTS		**579,307,301**		**603,454,188**
DIFFERENCE BETWEEN PRODUCTION VALUE AND COST (A-B)		**27,431,758**		**44,913,185**
C) FINANCIAL INCOME AND EXPENSES				
15) Equity investmentsi:				
a) Subsidiary companies	36,088,000		10,206,773	
b) Associated companies	1,770,001		6,250	
d) Others	171,453	38,029,454	1,038,022	11,251,045
16) Other financial income:				
c) From securities included among current assets and not constituting equity investments		7,490		0
d) Income other than the above:				
- Subsidiary companies	13,606,967		19,993,850	
- Associated companies	116,365		416,191	
- Others	32,941,730	46,665,062	20,138,592	40,548,633
17) Interest and other financial expenses				
a) Subsidiary companies	(4,278,227)		(3,144,607)	
d) Others	(50,732,886)	(55,011,113)	(41,549,139)	(44,693,746)
TOTAL FINANCIAL INCOME AND EXPENSES		**29,690,893**		**7,105,932**
D) ADJUSTMENTS TO VALUE OF FINANCIAL ASSETS				
19) Write-downs:				
a) Equity investments		(36,707,144)		(24,689,646)
TOTAL ADJUSTMENTS TO VALUE OF FINANCIAL ASSETS		**(36,707,144)**		**(24,689,646)**
E) EXTRAORDINARY INCOME AND EXPENSES				
20) Extraordinary income		3,182,099		83,091
21) Extraordinary expenses		(13,200,648)		(1,238,017)
TOTAL EXTRAORDINARY INCOME AND EXPENSES		**(10,018,549)**		**(1,154,926)**
PRE-TAX INCOME		**10,396,958**		**26,174,545**
22) Income tax for year		(596,524)		(10,411,408)
NET PROFIT FOR YEAR		**9,800,434**		**15,763,137**

(Amounts in euro)

Cash-flow statement for the years ending on December 31st 2003 and 2002

	2003	2002
Cash flows generated (absorbed) by operations		
Net income for the year	9,800,434	15,763,137
Amrotisation and depreciation	30,255,814	37,876,261
Net provisions and write-downs	43,591,361	34,960,216
Cash flows generated (absorbed) by operations	**83,647,609**	**88,599,614**
Changes in working capital		
Trade receivables	7,389,729	23,561,171
Year-end inventories	(4,640,433)	(7,671,851)
Trade payables	(1,804,339)	16,581,974
Other payables, receivables, accruals and deferrals	(6,325,097)	(48,716,448)
Amounts receivable from/payable to parent, subsidiary, associated and related companies	37,323,579	(1,327,918)
Cash flows generated (absorbed) by net working capital	**31,943,439**	**(17,573,072)**
Cash flows generated (absorbed) by investment activities		
Net investments in intangible fixed assets	(8,929,333)	(3,959,011)
Net investments in tangible fixed assets	(9,834,497)	(16,680,431)
Equity investments (net of disposals)	(41,387,580)	(34,946,109)
Change in amounts receivable from third parties	239,703	237,162
Total cash flows generated (absorbed) by investment activities	**(59,911,707)**	**(55,348,389)**
Cash flows generated (absorbed) by changes in net shareholders' equity		
Dividend distribution	(8,970,000)	(4,933,500)
Total cash flows generated (absorbed) by changes in net shareholders' equity	**(8,970,000)**	**(4,933,500)**
Securitisation	**8,742,156**	**84,252,779**
Net financial position for merger/liquidation (*)	(244,713,397)	(35,612,801)
Total cash flows in period	**(189,261,900)**	**59,384,631**
Net financial position as at December 31st 2002	119,906,644	60,522,013
Net financial position as at December 31st 2003 (**)	**(69,355,256)**	**119,906,644**

(*) The amounts relate respectively to the net financial position of the liquidated company De'Longhi Pinguino SA for 2003 and to the net financial position of the non-surviving merged companies Simac-Vetrella SpA and Ariagel SpA for 2002.

(**) The figure as at December 31st 2003 includes liquid funds and other financial assets totalling € 228,179 thousand, all collectable within 12 months. Financial payables refer to bank debt of € 272,564 thousand (of which € 233,194 thousand due after 12 months) and to amounts payable to others of € 22,970 thousand (of which € 7,547 thousand after 12 months).

(Amounts in € '000)

Statement of changes in net shareholders' equity for the years ending on December 31st 2002 and 2003

	Share capital	Share premium reserve	Legal reserve	Extraordinary reserve	Net income (loss) for year	Total
Balance as at January 1st 2002	**448,500**	**15,000**	**3,254**	**34,589**	**6,140**	**507,483**
Allocation of 2001 net income as approved by shareholders on April 23rd 2002						
- Allocation to reserves			307	899	(1,206)	0
- Dividend distribution					(4,934)	(4,934)
Net income for year					15,763	15,763
Balance as at December 31st 2002	**448,500**	**15,000**	**3,561**	**35,488**	**15,763**	**518,312**
Allocation of 2002 net income as approved by shareholders on April 14th 2003						
- Allocation to reserves			788	6,005	(6,793)	0
- Dividend distribution					(8,970)	(8,970)
Net income for year					9,800	9,800
Balance as at December 31st 2003	**448,500**	**15,000**	**4,349**	**41,493**	**9,800**	**519,142**

EXPLANATORY NOTE

FORM AND CONTENT OF FINANCIAL STATEMENTS

The statutory financial statements for the year ending on December 31st 2003 have been prepared in accordance with the rules of the Italian Civil Code, as supplemented by the accounting standards established by the Italian National Councils of Chartered & Registered Accountants (Consigli Nazionali dei Dottori Commercialisti e Ragionieri) and by CONSOB provisions. They consist of the balance sheet, income statement, and of this explanatory note.

In addition, we have provided all complementary information deemed necessary to assure true and proper representation, even if not required by specific legal regulations. Accounting policies are consistent with those of the previous year and meet the requirements of Article 2426 of the Italian Civil Code.

Statutory financial statements as at December 31st, 2003 also show the amounts reported for the corresponding items of the statutory financial statements as at December 31st, 2002.
In order to the align the classification criteria adopted for the two accounting periods, in some cases amounts in the previously published statutory accounts as at December 31st, 2002 have been reclassified. This mainly involved some balance-sheet items.

For ease of reading and for the sake of clearer presentation, figures shown here are expressed in thousands of euro (€k).

For information not specified in these notes, reference should be made to the comments contained in the Directors' Report on Operations.

ACCOUNTING POLICIES

The most significant accounting policies applied in preparation of statutory year-end financial statements as at December 31st, 2003 are the following:

a- Intangible fixed assets

Intangible fixed assets are recorded at acquisition cost, including related charges, and are systematically amortised in relation to their future usefulness.

Start-up expenses – which include constitution costs and expenses relating to share capital increases, together with costs incurred for listing of the company on the Milan Stock Exchange - are amortised over five years.

Research and development expenses are charged in full to the income statement in the year when they are incurred, unless they relate to the realisation of clearly defined specific products, the technical feasibility of which has been reasonably demonstrated, together with the existence of a future market, and the recoverability of costs via future revenues. Their book value is amortised on a straight-line basis over five years.

Concessions, trademarks and similar rights are amortised in relation to their residual possibility of use, considered to be 10-20 years for trademarks, 4 years for intellectual property rights, and 10 years for patents. As regards trademarks, additional amortisation is calculated exclusively for tax purposes and within the limits envisaged by tax regulations. The effects, in terms of the income statement and balance sheet, of posting of higher amortisation are highlighted in the section commenting on the year's "Intangible fixed assets.

Advertising expenses are fully charged to the income statement in the year when they are incurred.

Goodwill is systematically amortised over a 20-year time span according to reasonable future usefulness recognised (saving a residual portion concerning previous years which is amortised over a 10-year period).

Other intangible fixed assets are amortised according to their residual future usefulness.

We recall the fact that, under Article 2426 of the Italian Civil Code, until amortisation of start-up and of deferred R&D and advertising costs has been completed, dividends can be distributed only if sufficient unconstrained reserves remain to cover the residual amount of capitalised costs.

b- Tangible fixed assets

Tangible fixed assets are recorded at purchase or production cost, inclusive of directly attributable incidental expenses, and as increased for certain asset categories by (a) monetary revaluations carried out under Italian Laws 576/1975, 72/1983, 413/1991 and 342/2000 and (b) the allocation of merger losses, reduced by respective cumulative depreciation.

Fixed assets that at year-end feature a permanent loss vs. their original value are appropriately written down. The book value of such assets is reinstated in future accounting periods should the reasons for write-down no longer apply.

Depreciation is calculated systematically and on a straight-line basis, applying, according to the assets residual useful life and as from the year when they enter service, the following rates – which are halved in the first year:

Industrial buildings	3.0%
Lightweight constructions	10.0%
Generic and specific plant	5.6-16.7%
Furnaces	15.0%
Miscellaneous equipment	25.0%
Purification systems	15.0%
Office furniture and machinery	12.0%
Electromechanical machinery	20.0%
Transport vehicles	20.0%
Automobiles	25.0%

In years when the company avails itself of the tax benefit for accelerated depreciation, these are posted together with order depreciation, with direct reduction of the relevant tangible asset items. The effects of posting of accelerated depreciation, in terms of the income statement and balance sheet, are highlighted in the section commenting on the year's "Tangible fixed assets.

Ordinary maintenance costs are fully expensed in the income statement as incurred. Those maintenance costs that increase the useful lives of the related assets are allocated to those assets and depreciated over their residual useful lives.

Tangible fixed assets with a unitary value of less than € 516 are fully depreciated in the year when they are acquired or constructed.

c- Financial fixed assets

Equity investments are accounted for according to acquisition cost, written down in cases when investee companies have suffered losses considered to be permanent. The original value is written back in subsequent years if the reasons for write-down no longer apply.

d- Inventories

Inventories are stated at the lowest out of purchase or production cost, determined applying the weighted average cost criterion, and their realisable value based on market trends. Finished and semi-finished products are stated at production cost; work in progress is stated taking into account production cost and effective year-end completion status. Obsolete or slow-moving inventories are written down to their estimated utilisable or realisable future value via provision of a specific reserve adjusting inventory value.

e- Receivables and payables

Receivables are stated in accounts at their estimated realisable value via provision of a write-down reserve determined in accordance with principles of prudence.

Payables are stated at their nominal value.

f- Current financial assets

The book value of securities is determined on the basis of purchase cost or presumable realisation value based on market trends, if lower. This lower value is not maintained in subsequent financial statements if there is no longer any reason for doing so.

g- Accruals and deferrals

Accrued income/liabilities and prepayments and deferred income are posted according to the principle of applicability, via distribution of costs and income common to two or more years among the years concerned.

h- Liquid funds

These are posted at their nominal value.

i- Reserves for risks and charges

Specific reserves are provisioned in accounts to cover charges of a given type, certain or likely to occur, and the timing and entity of which cannot be determined at year-end. They reflect the best possible estimate of losses based on the information available.

As regards the reserve for deferred taxes reference should be made to subparagraph n below.

l- Reserve for staff severance indemnities

Staff severance indemnities are posted in compliance with current laws and labour contracts and reflect the liability accrued vis-à-vis all employees as at year-end date.

m- Recognition of costs and revenues

These items are recorded, in accordance with the principle of prudence and business match (accrual accounting).

Revenues are stated net of returns, discounts, allowances and bonuses, together with all taxes directly connected with the sale of products and services. Revenues from the sale of products are recognised at the time ownership is transferred, which is generally upon delivery or shipment of the goods.

Costs are recorded using criteria similar to those applied to revenue recognition.

n- Exchange-rate differences stemming from foreign-currency transactions and criteria for translation of foreign-currency items

Foreign-currency transactions are recorded using the exchange rates in force on the transaction date. Any exchange-rate differences arising during the year are reflected in the income statement among financial income and expenses.

Foreign-currency payables and receivables outstanding at year-end, as well as derivative contracts hedging exchange rates, are adjusted to the exchange rates in force on the financial year-end date only if total adjustment leads to a loss, via provisioning of the exchange-rate risk reserve, as permitted by legal regulations.

o- Financial instruments

Financial instruments used to hedge exchange-rate risks are accounted for consistently with the assets and liabilities covered. Related financial income and expenses are posted in the income statement according to applicability.

p- Income taxes

Income taxes are determined according to taxable income, in conformity with current requirements as envisaged by Italian accounting standard no. 25 issued by the Italian National Councils of Chartered & Registered Accountants, which concerns accounting treatment of income tax. Prepaid (deferred) taxes have been provisioned in accordance with the tax liability method, in order to reflect the tax effects on all temporary differences emerging between the book value of assets and liabilities and their corresponding tax value, applying the current tax rate. Prepaid taxes are recorded among "Amounts due from third parties" (among current assets), net of deferred taxes.

q- Dividends

Dividends received from subsidiary and associated companies and from other equity interests are booked in the year when they are collected.

r- Memorandum accounts

Commitments and guarantees are indicated in memorandum accounts at their contractual value.

s- Accounting treatment of receivables securitisation

As from 2002 the company undertook a 5-year trade receivables monetisation programme. This took place pursuant to Italian Law 52/1991 (the factoring law) and is based on transfer without recourse, on a revolving and monthly basis, of a trade receivables book that is securitised via the market issue of securities. De'Longhi SpA performs the servicer role on behalf of the legal vehicle.

The related accounting criteria are as follows:

- The receivables transferred without recourse have been reversed from "Customer receivables" in the balance sheet and their equivalent value, net of contractual dilution and securitisation costs, recorded in bank accounts
- Securitisation costs are posted among financial expenses
- The one-off expenses relating to the securitisation programme's analysis/start-up process (for legal fees, rating, and arrangement commission) were capitalised in the previous year and are being amortised according to the programme's duration.

The effects of the above operation on net financial position are discussed in the Directors' Report on Operations.

t- Exceptions to rules under Paragraph 4, Article 2423 of the Italian Civil Code

No exceptions to rules under Paragraph 4, Article 2423 of the Italian Civil Code have been made in year-end financial statements.

BALANCE SHEET - COMMENTS ON THE MAIN ASSET ITEMS

I – Intangible fixed assets

The detail is as shown below.

(€ '000)	31.12.2003 Gross	Net	31.12.2002 Gross	Net	Change
Start-up expenses	15,341	6,069	15,152	8,869	(2,800)
Research, development and advertising costs	4,762	3,576	362	98	3,478
Patent rights	16,465	1,932	15,690	2,300	(368)
Licenses, trademarks and similar rights	120,606	59,278	120,487	69,030	(9,752)
Goodwill	5,623	4,867	5,623	5,165	(298)
Assets under construction & advance paym.ts	2,455	2,455	119	119	2,336
Other intangible fixed assets	5,347	2,239	4,051	2,233	6
Total	**170,599**	**80,416**	**161,484**	**87,814**	**(7,398)**

The following schedule highlights changes occurring in the main intangible asset categories during 2003.

(€ '000)	Start-up expenses	R&D & advertis.g costs	Patent rights	Licenses, trademarks and similar rights	Goodwill	Assets under const. & adv. paymts.	Other intang. assets	Total
Net opening balance	**8,869**	**98**	**2,300**	**69,030**	**5,165**	**119**	**2,233**	**87,814**
Increases	189	4,400	693	118	-	2,455	1,318	9,173
Decreases	-	-	-	-	-	(36)	(6)	(42)
Amortisation	(2,989)	(880)	(992)	(9,870)	(298)	-	(1,296)	(16,325)
Other changes	-	(42)	(69)	-	-	(83)	(10)	(204)
Net closing balance	**6,069**	**3,576**	**1,932**	**59,278**	**4,867**	**2,455**	**2,239**	**80,416**

The decrease of €k 7,398 was mainly the result of the combined effect of amortisation totalling €k 16,325 calculated for the year and of increases totalling €k 9,173.

The item "Patent rights" mainly refers to charges for development and integration of data processing systems.

The item "Licenses, trademarks and similar rights" mainly includes the trademarks written up following allocation of the 1995 merger loss, i.e. the corporate trademark and to other registered group trademarks (such as "Pinguino", "Sfornatutto", "Friggimeglio", and "Stiromeglio", etc.).

As regards the increase of €k 4,400 in "Research and development costs", we highlight the fact that during 2003 we implemented new procedures permitting better reporting and breakdown of expenses incurred and capitalisation of those costs bookable in the balance sheet by virtue of their estimated future usefulness.

Among these, we particularly highlight the R&D work successfully concluded with the production and marketing of the new De'Longhi "Superautomatica" coffee machine. The latter has opened up a new market segment featuring strong know-how and technologically high entry barriers, also relating to patents.

In addition, implementation of the new procedure for tracking R&D expenses will enable us to take advantage of the benefits introduced by Italian Law 326/2003 (the so-called Techno-

Tremonti law [tax relief relating to research, development and innovation]), which requires specific and restrictive conditions to be met in order for benefits to apply.

Trademarks have been amortised on the basis of a 10-year amortisation period – shorter than that envisaged by previously mentioned policies, solely for tax purposes, as allowed under Article 2426, paragraph 2, of the Italian Civil Code. The higher amortisation amounts to €k 3,861 before the tax effect.
If this higher amortisation had not been undertaken, the year's net income and net equity would have been higher by €k 2,384 and €k 9,304 respectively, net of the tax effect.

The item "Assets under construction and advance payments" includes capitalisation of R&D projects not yet completed as at year-end.

The item "Other intangible fixed assets" mainly consists of capitalisation for production of TV commercials featuring several years of use.

II- TANGIBLE FIXED ASSETS

Tangible fixed assets were as detailed below:

(€ '000)	31.12.2003		31.12.2002		
	Gross	Net	Gross	Net	Change
Land and buildings	95,368	63,104	91,004	61,548	1,556
Plant and machinery	111,896	19,426	127,036	24,140	(4,714)
Industrial equipment	93,111	13,419	88,866	8,824	4,595
Other tangible fixed assets	14,001	1,882	15,066	1,721	161
Assets under construction and advances to suppliers	1,222	1,222	4,408	4,408	(3,186)
Total	**315,598**	**99,053**	**326,380**	**100,641**	**(1,588)**

The following schedule summarises changes occurring in 2003 in the main categories of tangible fixed assets:

(€ '000)	Land and buildings	Plant and machinery	Industrial & commercial equipment	Other tangible fixed assets	Assets under construct.n & advances	Total
Net opening balance	**61,548**	**24,140**	**8,824**	**1,721**	**4,408**	**100,641**
Increases	596	3,648	11,721	745	1,052	17,762
Decreases	(37)	(2,737)	(1,308)	(55)	(197)	(4,334)
Depreciation	(2,835)	(4,863)	(5,789)	(444)	-	(13,931)
Other changes (*)	3,832	(762)	(29)	(85)	(4,041)	(1,085)
Net closing balance	**63,104**	**19,426**	**13,419**	**1,882**	**1,222**	**99,053**

(*)This item includes some reclassifications (from "Assets under construction" to specific asset categories) and prudent write-down of some specific items to align them with their disposal value.

The decreased of €k 1,588 was basically the net result of investments of € 17,762 made in the year, fixed asset disposals of €k 4,334, and of depreciation for the year of €k 13,931.

Investments mainly related to industrial equipment, i.e. moulds for new products (€k 11,721), plant (€k 3,648), and assets under construction (€ 1,052) relating to completion status of expansion of our headquarters in Via Seitz in Treviso.
We also note completion of the new finished products warehouse in Mignagola (Treviso).

In previous years accelerated depreciation was posted in order to take advantage of tax benefits, within the limits established by current tax regulations. If depreciation had been calculated solely according to ordinary depreciation rates, the item "Tangible fixed assets" would have been €k 4,770 higher. Consequently, net shareholders equity and net income for the year would have been respectively higher by €k 5,480 and lower by €k 2,760 net of the related tax effect.

In addition, during 2003 we appointed independent experts to determine depreciation rates better representing the residual useful working life of plant and machinery.
The assignment concerning determination of the residual useful working life of the main asset categories originated from the belief that, with application of the rates used up to 2002, assets' net value would have gone down to zero in future years whereas production capability would have remained substantially unchanged, compared with the past. Consequently, in order to better reflect the aforesaid plant items' residual value, it would be necessary to apply new benchmark rates. However, purely for tax purposes, as allowed by Article 2426, paragraph 2, of the Italian Civil Code, we have maintained the depreciation rates previously applied. The higher depreciation amounted to €k 3,197 before the tax effect. If this higher depreciation had not been posted, the year's net income and net shareholders' equity would have been €k 1,974 higher, net of the tax effect.

The company accounts for assets acquired under financial leasing contracts using the equity method, according to which the leasing transaction is posted as a normal rental. The financial method instead provides that such assets be recorded among fixed assets at normal value and depreciated using rates applicable to the respective assets. At the same time, the corresponding financial payables are recorded among liabilities. Depreciation on such assets and accrued interest are reflected in the income statement.

If the financial method had been applied, net shareholders' equity and net income for the year would have respectively been €k 2,331 higher and €k 89 lower, net of the related tax effect.

III- Financial fixed assets

1- Equity investments

The detail of these is as follows:

Subsidiary companies	31/12/2003	31/12/2002	Change
De'Longhi Finance SA	241,737	0	241,737
Climaveneta SpA	30,005	0	30,005
De'Longhi Nederland BV	7,681	7,681	0
De'Longhi Deutschland Gmbh	3,634	2,120	1,514
La Supercalor SpA	2,933	2,933	0
De'Longhi France Sarl	2,440	2,440	0
De'Longhi Electrodomesticos España SL	2,010	0	2,010
De'Longhi Canada Inc.	1,214	1,214	0
De'Longhi Ltd	1,045	1,145	(100)
De'Longhi Capital Services SpA	105	105	0
Clim.Re SA	54	54	0
E-Services Srl	26	26	0
De'Longhi America Inc.	0	0	0
De'Longhi Pinguino SA	0	25,651	(25,651)
Total	**292,884**	**43,369**	**249,515**

Associated companies	31/12/2003	31/12/2002	Change
Equity investment owned via the trustee company Comitalia Compagnia Fiduciaria SpA	3,025	3,025	0
Omas Srl	1,136	1,136	0
Effegici Srl	201	201	0
Total	**4,362**	**4,362**	**0**

Other companies	31/12/2003	31/12/2002	Change
Other minor equity investments	10	10	0
Total	**10**	**10**	**0**

Total equity investments	**297,256**	**47,741**	**249,515**

The list of equity investments in subsidiary and associated companies, as per the requirements of Article 2427 of the Italian Civil Code, and the changes in equity investments during FY2003 are summarised in Attach 1 to the explanatory notes.

The increase in value of €k 249,515 was the net outcome of the following changes:

- Acquisition from the ING Group, and subsequent capitalisation for some € 242 mn, of the company De'Longhi Finance SA, set to act as the international cash pooling co-ordinator and optimise foreign subsidiaries cash management

  Winding up of De'Longhi Pinguino SA, since it had fulfilled its role as a group subholding company and had repaid, during 2003, the € 150-mn bond loan – also taking into account the objective of containing costs and simplifying the group's structure and, more generally, in relation to the financial restructuring process mentioned above as regards the setting up of De'Longhi Finance SA.

The following table summarises the assets and liabilities recorded by De'Longhi SpA following liquidation of the above company.

Liquidation assets and liabilities	
Equity investments	241,737
Other accounts payable	(121)
Financial receivables/(payables)	(244,713)
Liquidation loss	**(3,097)**

- The equity interest owned in Climaveneta SpA stems from acquisition of the company of AAT Srl, which took on the function of group subholding company, acquiring from other group companies the interests owned in Climaveneta SpA. This permitted creation of a sub-group dedicated to the specific business area and directly controlled by De'Longhi SpA, so as to make possible use of it in any joint venture deals with a possible part. AAT then incorporated Climaveneta SpA with the merger deed dated December 29th 2003, taking over its corporate name.
  The move also made it possible to fully surface the value of the assets owned by the group, giving full tax relevance to part of intangible assets that had previously been suspended.

- Constitution and subsequent capitalisation of De'Longhi Electròdomesticos España SL for €k 2,010. The company acts as distributor of De'Longhi products in the Spanish market, replacing the previous distributor.

- Write-down of the equity investment in De'Longhi Deutschland Gmbh by €k 1,086 to reflect the adverse operating trend, followed by recapitalisation via payment into capital of €k 2,600.

- Payment of €k 5,067 to cover the losses of De'Longhi America Inc. and further provisioning of €k 600 for the Reserve for Coverage of Equity Investments' Losses to allow for the losses of 2003 and previous years.

- Reduction of €k 100 of the value of the equity interest in De'Longhi Ltd. as a result of the payment of €k 1,105 made by De'Longhi SpA to cover losses and of write-down of the investment by €k 1,205.

Pursuant to Article 2426, no. 3, of the Italian Civil Code, we point out that some investee companies are carried in accounts at a value exceeding that of the corresponding portion of net equity shown in the latest approved year-end financial statements, since there are positive business prospects and/or higher values posted in the investee companies' assets.

2- Accounts receivable

The details of this item are as follows:

Amounts due from subsidiary companies

Attachment 3 to these explanatory notes details this item. The amounts in question are financial in nature and subject to interest at going market rates. The decrease of € 290,269 vs. 2002 was mainly due to liquidation of the subsidiary De'Longhi Pinguino SA (see the earlier description on the latter).

Amounts due from associated companies

The change vs. December 31st 2002 amounted to €k 4,960 and was due to total repayment of a loan by the company Parex Industries Limited.

Amounts due from others

The detailed breakdown of this item was as follows:

	31/12/2003	31/12/2002	Change
Credit for advances on staff severance indemnities	-	273	(273)
Cautionary deposits	103	70	33
Other	7	4	3
Total	**110**	**347**	**(237)**

C) CURRENT ASSETS

I- Inventories

The detail of this item is shown below:

	31/12/2003	31/12/2002	Change
Raw materials	32,882	38,530	(5,648)
Work in progress	8,676	10,125	(1,449)
Finished products	64,291	52,554	11,737
Total	**105,849**	**101,209**	**4,640**

The inventory amount was adjusted by inventory write-down provision of €k 7,743 (€k 4,988 in 2002) for slow-moving or obsolete products and raw materials, considered to be no longer strategic for the company.

We also point out that quantification of inventories according to current cost would not show any significant differences.

II- Amounts receivable

1- Trade receivables

The breakdown of the balance was as follows:

	31/12/2003	31/12/2002	Change
Trade receivables	74,147	91,935	(17,788)
Provision for doubtful debts	(3,392)	(2,487)	(905)
Provision for interest on arrears	0	(530)	530
Total	**70,755**	**88,918**	**(18,163)**

Excluding the effect of the securitisation operation described earlier, the breakdown of trade receivables would be as follows:

Trade receivables	31/12/2003	31/12/2002	Change
- As reported	74,147	91,935	(17,788)
-Securitisation effect	92,995	84,253	8,742
Pro-forma figure	**167,142**	**176,188**	**(9,046)**

We also point out (as required by CONSOB circular no. 3369 dated 9/4/1997) that the receivables transferred that will be collected at their natural maturity (outstanding credits) amounted to €k 92,995 as at December 31st 2003 and that receivables transferred by De'Longhi SpA in the period January 1st-December 31st 2003 totalled €k 284,932 (credit turnover).

Trade receivables are shown net of doubtful-debt provision of €k 3,392. This represents a reasonable estimate of predictable risk at the time when financial statements were prepared. It has been prudently made against some legally disputed receivables, whose collectability is in any case doubtful, taking into account the fact that a significant part of receivables is covered by insurance policies with premier insurers.

The following table summarises changes in cumulative doubtful-debt provision:

Cumulative doubtful debt provision	
Balance as at 01/01/2003	**2,487**
Use	(1,476)
New provision	2,381
Balance as at 31/12/2003	**3,392**

The group received guarantees from customers (mostly sureties) totalling €k 987 to cover sales transactions.

2- Amounts due from subsidiary companies

Details are shown in Attachment 3 to these explanatory notes. The basic breakdown of the item is as follows:

	31/12/2003	**31/12/2002**	**Change**
Commercial receivables	139,836	135,695	4,141
Financial receivables	123,883	-	123,883
Total	**263,719**	**135,695**	**128,024**

Amounts of a financial nature due from subsidiary companies consisted mainly of amounts receivable for dividends from De'Longhi Nederland BV (€k 12,000) and Climaveneta SpA (€k 9,500) and of amounts receivable from the subsidiary De'Longhi Capital Services SpA (€k 101,483) as part of the centralised treasury management agreement.

3- Amounts due from associated companies

The amount refers to commercial receivables due from the associated company Omas Srl, the detail of which is shown in Attachment 3 to these explanatory notes.

5- Amounts due from third parties

The detailed breakdown features:

	31/12/2003	**31/12/2002**	**Change**
Amounts due for prepaid taxes	17,941	13,889	4,052
Amounts due from tax authorities	9,812	205	9,607
Advance payments to suppliers	321	1,492	(1,171)
Advances to employees	448	274	174
Other amounts due from third parties	7,274	5,814	1,460
Total amounts due from third parties	**35,796**	**21,674**	**14,122**

The change of €k 14,122 was mainly due to the increase in: prepaid taxes (€ 4,052), amounts due from tax authorities (€k 9,607), and in other amounts due from third parties (€ 1,460).

The "Prepaid taxes" item includes taxes calculated on the temporary differences emerging between the book value of assets and liabilities and their corresponding tax value.

The details are as follows:

	31.12.2003	31.12.2002	Change
Prepaid taxes referring to:			
- Temporary differences	11,047	14,261	(3,214)
- Tax losses	7,173	0	7,173
Deferred taxes referring to:			
- Other temporary differences	(279)	(372)	93
Total credit for prepaid (deferred) taxes	**17,941**	**13,889**	**4,052**

The item "Amounts due from tax authorities" mainly consisted of VAT credits of € 2,561 and of direct tax credits of € 6,806 relating to payment of higher taxes on account and to higher direct tax credits than the debt payable.

The item "Other amounts due from third parties" includes amounts receivable totalling €k 4,705 from a factoring company for ongoing credit assignment undertaken with some foreign customers.

Amounts due from third parties are shown net of a miscellaneous doubtful-debt provision of €k 228 that represents our reasonable estimate of predictable risk at the time when financial statements were prepared. It has been prudently made against some legally disputed receivables, whose collectability is in any case doubtful.

Changes in miscellaneous doubtful-debt provision are summarised in the following table:

Miscellaneous doubtful-debt provision	
Balance as at 01/01/2003	**103**
Use	-
New provision	125
Balance as at 31/12/2003	**228**

The breakdown of amounts receivable from others beyond 12 months, which totalled € 17,941, is as follows:

	31/12/2003	31/12/2002	Change
Amounts due for prepaid taxes	17,941	13,889	4,052
Amounts due from tax authorities	-	46	(46)
Total amounts due from third parties beyond 12 mths.	**17,941**	**13,935**	**4,006**

No amounts receivable mature in a period exceeding 5 years.

III- Current financial assets

This item, totalling €k 1,105, consisted of 40,000 ENI shares for €k 606 and 4,902 Banca Popolare di Vicenza bonds for €k 500, acquired for investment of cash surpluses.

IV- Liquid funds

The item consisted of surpluses in correspondent accounts with banks, mainly referring to trade receivables collected year-end.

D) ACCRUED INCOME AND PREPAID EXPENSES

The details are shown below:

Accrued income	31/12/2003	31/12/2002	Change
Financial income	52	2,672	(2,620)
Total	**52**	**2,672**	**(2,620)**

Prepaid expenses:	31/12/2003	31/12/2002	Change
Financial expenses	281	194	87
Other	375	437	(62)
Total	**656**	**631**	**25**
Total accrued income and deferred expenses	**708**	**3,303**	**(2,595)**

In 2002 "Accrued income" consisted mainly of financial income relating to hedging transactions. The decrease over the previous year was due to centralisation of these operations in the subsidiary De'Longhi Capital Services SpA.

BALANCE SHEET – COMMENTS ON THE MAIN LIABILITY ITEMS

A) NET SHAREHOLDERS' EQUITY

Changes in net equity accounts are shown in the detailed balance sheet. Below we comment on the main items and variations.

I- Share capital

De'Longhi SpA's share capital consists of 149,500,000 shares of a par value of € 3.00 each for a total of € 448.5 mn.

IV- Legal Reserve

As at December 31st 2002 this item amounted to €k 3,561. The increase of €k 788 was due to allocation of the year's earnings as decided by shareholders at the meeting held on April 14th 2003.

VII- Other reserves

Extraordinary reserve

The extraordinary reserve amounted to €k 41,493. The increase of €k 6,005 vs. December 31st 2002 was due to allocation of the year's earnings as decided by shareholders at the meeting held on April 14th 2003.

In 2000 the company realigned the fiscally recognised values of certain categories of non-current assets with respect to higher statutory values shown in the financial statements. As envisaged by relevant regulations, a tax constraint has been placed on the shareholders' equity item "Extraordinary reserve" of €k 17,560, on the balance sheet item "Legal reserve" of €k 2,324, and on the item "Share capital", of €k 99,934 thousand for a total of €k 119,818. The above shareholders' equity items – for the amounts indicated above - therefore form part of the company's taxable income if they are distributed.

B) RESERVES FOR RISKS AND CHARGES

1- Agents' leaving indemnity reserve and similar obligations

The Agents' leaving indemnity reserve comprises provisions made against potential risks for payment of termination indemnities that, when the conditions under Article 1751 of the Italian Civil Code and current regulations occur, have to be paid to agents.

The detail of the agents' leaving indemnity reserve is as follows:

	2002 balance	Use	New provision	2003 balance
Agents' leaving indemnity reserve	1,842	(266)	532	2,108

3- Other reserves

The detail of this item is shown below:

	2002 balance	Use	New provision	2003 balance
Exchange-rate fluctuation reserve	0	0	8,760	8,760
Product warranty reserve	2,509	(2,509)	4,000	4,000
Returned goods reserve	1,032	-	268	1,300
Future risks reserve	3,816	-	2,500	6,316
Insurance claims deductibles reserve	1,658	(433)	-	1,225
Reserve for coverage of equity investments' losses	2,240	(1,770)	600	1,070
Restructuring reserve	55	(55)	-	-
Total	**11,310**	**(4,767)**	**16,128**	**22,671**

The Exchange-rate fluctuation reserve represents total adjustment of payables and receivables in foreign currencies, plus related derivative contracts, to the year-end exchange rate. The provision referred almost exclusively to risks existing on positions in US dollars.

The Product warranty reserve was provisioned based on a prudent estimate of costs for repairs under warranty for sales as up to December 31st 2003 taking into account new requirements introduced by Italian Legislative Decree 24/2002.

The Returned goods reserve reflects provisioning for expected returned goods from customers and refers to sales as up to December 31st 2003.

The Future risks reserve comprises provision made against possible contractual risks and other reserves for various types of risks that could give rise to potential liabilities, plus prudent provisioning against expenses connected with the manufacturing delocalisation process.

The Insurance deductibles reserve relates to the risk of liabilities potentially arising following some claims (limited to the insurance deductibles charged to us).

We also point out that certain legal disputes with third parties exist. However, it is believed – supported by various opinions and by the positive outcome of a court cases – that these do not meet of the requirement of constituting a reasonable risk of the event occurring, i.e. they are not such as to materially affect the parent company's capital and financial standing.

The Reserve for coverage of equity investments' losses refers to the risk of permanent losses of value as at December 31st 2003 relating to the equity investment in De'Longhi America Inc.

C) STAFF SEVERANCE INDEMNITIES

Changes occurring during the year are summarised below by contractual employee category:

	Managers	White-collars	Blue-collars	Total
Opening balance as at 01.01.03	**1,346**	**4,578**	**7,580**	**13,504**
New provision	409	1,336	2,034	3,779
Indemnities paid	(441)	(885)	(1,543)	(2,869)
Other	-	48	(48)	-
Closing balance as at 31.12.03	**1,314**	**5,077**	**8,023**	**14,414**

D)- ACCOUNTS PAYABLE

Below we highlight the changes occurring in individual items.

3- Amounts due to banks

The breakdown of amounts due to banks was as follows:

	Within 1 year	From 1 to 5 years	After 5 years	Balance 31.12.2003	Balance 31.12.2002
Short-term loans in euro or foreign currency	32	-	-	32	7,546
Current portion of long-term loans	41,339	-	-	41,339	39,972
Total short-term amounts due to banks	**41,371**	-	-	**41,371**	**47,518**
Long-term loans	-	232,723	471	233,194	85,246
Total amounts due to banks	**41,371**	**232,723**	**471**	**274,565**	**132,764**

The increase in bank debt was due to stipulation of a 5-year loan contract with a syndicate of a limited number of banks for the amount of €k 150,000. Interest accrues on this loan, which is unsecured, at a variable rate equivalent to Euribor plus a margin of less than one percent point.
During 2003 De'Longhi also took over the loan of €k 39,533 originally granted by a banking syndicate to De'Longhi Pinguino SA. This is secured by a pledge on Kenwood Appliances Plc shares.

For better understanding of the changes occurring in the company's net financial position, reference should be made to the cash-flow statement and to the comments made in the Directors' Report on Operations.

4- Amounts due to other financial companies

The amount of € 6,302 refers to sums payable to the Italian Industry Ministry for low-rate loans. The breakdown by maturity is as shown below:

	Within 1 year	Fro 1 to 5 years	Beyond 5 years	Balance 31/12/03	Balance 31/12/02
Advances on factoring	-	-	-	-	13,961
Current portion of long-term loans	378	-	-	378	734
Total short-term amounts due to other financial companies	**378**	-	-	**378**	**14,695**
Long-term loans	-	2,844	3,080	5,924	6,302
Total amounts due to other financial companies	**378**	**2,844**	**3,080**	**6,302**	**20,997**

5- Advances from customers

These relate to payments on account for supplies and guarantees received from customers.

6- Trade payables

The balance is the amount payable by the company to third parties for the supply of goods and services.

8- Amounts payable to subsidiary companies

The detail of this item is as follows:

	31/12/2003	31/12/2002	Change
Commercial payables	42,425	11,809	30,616
Financial payables	2,036	161,197	(159,161)
Total	**44,461**	**173,006**	**(128,545)**

Details of amounts payable to subsidiary companies are summarised in Attachment 3 to these explanatory notes.
The decrease of the item "Financial payables" is due to repayment during 2003 of the loan of JPY 14.7 billion granted by the subsidiary De'Longhi Pinguino SA.

9- Amounts payable to associated companies

There was a decrease of € 1,722 vs. December 31st 2002. Attachment 3 shows the detail of the reported balance.

11- Amounts due to tax authorities

The breakdown of these payables by type was as shown below:

	31.12.2003	31.12.2002	Change
Direct taxes	-	11,108	(11,108)
Indirect taxes	-	2,727	(2,727)
Substitute taxes	2,337	2,740	(403)
Other taxes	4,621	-	4,621
Total amount due to tax authorities	**6,958**	**16,575**	**(9,617)**

As regards amounts due for indirect taxes, 2003 ended with a credit balance. Reference should therefore be made to the comment on the current-asset item "Amounts receivable from third parties".
The item "Other taxes" includes the residual debt stemming from taking up of the tax pardon for the tax periods from 1997 to 2001, envisaged by Italian Law 289/2002, and to the debt arising from taking up of the tax pardon for the tax period 2002 envisaged by Italian Law 350/2003 for a total amount of k 4,339. It also includes €k 282 for the remaining instalments to be paid following the tax settlement agreement for the years 1995 and 1996.

12- Amounts due to social security institutions

The detail of this item is as follows:

	31/12/2003	31/12/2002	Change
INPS (state social security & pension agency)	3,230	2,838	392
FASI– INPDAI (supplementary health insurance and pension provision for industrial managers)	-	179	(179)
Enasarco (same as above for sales agents and reps.)	162	222	(60)
INAIL (state occupational safety & insurance agency)	-	43	(43)
Supplementary pension funds	95	95	-
Other institutions	85	68	17
Total amounts payable to social security institutions	**3,572**	**3,445**	**127**

13- Other payables

The details of this item were as follows:

	31/12/2003	31/12/2002	Change
Amounts due to employees	11,891	10,838	1,053
Other	15,458	1,131	14,327
Total other payables	**27,349**	**11,969**	**15,380**

The item "Amounts due to employees" includes amounts accruing and not yet paid, whilst the item "Other" includes financial payables for customer payments received at year-end as part of the servicer activity but that pertain to assignees.

E) ACCRUED LIABILITIES AND DEFERRED INCOME

The breakdown of this item is as specified below:

	31/12/2003	31/12/2002	Change
Accrued liabilities:			
Interest payable on medium-/long-term loans	192	218	(26)
Other accrued liabilities	567	2,671	(2,104)
Total accrued liabilities	**759**	**2,889**	**(2,130)**
Total deferred income	**-**	**559**	**(559)**
Total accrued liabilities and deferred income	**759**	**3,448**	**(2,689)**

The item "Other accrued liabilities" mainly refers to charges for exchange- and interest-rate hedging operations.

The decrease of the item "Other accrued liabilities" was mainly due to the decrease of charges for interest-rates hedging, following extinction of hedging relating to the De'Longhi Pinguino SA subsidiary's loan.

MEMORANDUM ACCOUNTS

The breakdown and comparison with the previous year are as follows:

	31/12/2003	31/12/2002	Change
Unsecured guarantees:			
- In favour of subsidiary companies	569,228	457,004	112,224
- In favour of associated companies	-	801	(801)
- In favour of third parties	1,990	175	1,815
Total guarantees	**571,218**	**457,980**	**113,238**
Commitments:			
Leasing instalments yet to fall due	2,089	3,087	(998)
Contracting agreement	893	0	893
Total commitments	**2,982**	**3,087**	**(105)**
Total memorandum accounts	**574,200**	**461,067**	**113,133**

The increase in guarantees was mainly the result of:

- An increase of €k 233,106 due to completion of transfer of banking lines of credit to the subsidiary De'Longhi Capital Services SpA, as part of restructuring of treasury management, now centralised for group companies resident in Italy
- An increase of €k 43,385 for the guarantee given to DL Trading Ltd. to cover banking lines of credit
- An increase of €k 30,443 for guarantees given in favour of Climaveneta SpA
- A decrease of € 46,711 relating to guarantees previously given to Kenwood Ltd. and no longer reported since De'Longhi SpA has taken over the debt directly
- A decrease of € 150,000 following repayment of De'Longhi Pinguino SA's loan.

The details are as shown below:

Guarantees given in favour of:	31/12/2003	31/12/2002	Change
De'Longhi Capital Services SpA	436,106	203,000	233,106
De'Longhi Pinguino SA	-	150,000	(150,000)
Kenwood Ltd.	7,094	53,805	(46,711)
Kenwood Home Appliances Pty Ltd. SA	2,450	-	2,450
DL Trading Ltd	43,385	-	43,385
Climaveneta SpA	30,443	-	30,443
De'Longhi America Inc.	10,293	14,303	(4,010)
De'Longhi Japan Corp.	11,847	12,863	(1,016)
DL Radiators SpA	15,449	11,096	4,353
De'Longhi Ltd	8,513	9,224	(711)
De'Longhi Electrodomesticos Espana SL	1,310	-	1,310
De'Longhi Deutschland Gmbh	-	1,023	(1,023)
La Supercalor SpA	852	852	-
De'Longhi France Sarl	-	838	(838)
E-Services Srl	928	-	928
Elba SpA	545	-	545
Ariete Hispania SL	13	-	13
Total	**569,228**	**457,004**	**112,224**

Financial instruments hedging financial risks

In order to reduce financial risks stemming from exchange- and interest-rate fluctuations relating to commercial and financial transactions, the company has set up hedging contracts within the limits defined by core-business requirements.

In order to set up these transactions, the company has sometimes made use of the subsidiary De'Longhi Capital Services SpA, which performs centralised treasury functions for the group concerning management of financial risks and to related transactions in derivatives. As envisaged by corporate policy, the economic conditions obtained in the market by De'Longhi Capital Services SpA are totally reversed to the company.

In some isolated cases, De'Longhi SpA, in its capacity as operating lead company, has directly taken on hedging operations relating to risks which other foreign companies in the group were exposed. This procedure was dictated by the impossibility for the companies in question to undertake derivative transactions on their own account, mainly because of regulatory constraints established by local legislation.

Exchange-rate derivatives: these include hedging transactions undertaken to assure a pre-arranged exchange rate for collection (or payment) of the various currencies. They include both forward transactions and structured options for the main exposure currencies (US dollar, British pound, Japanese Yen, Canadian dollar, Polish zloty, and the South African rand).

The nominal amounts of such transactions (net of any compensating transactions) in place as at December 31st 2003 were as follows:

A – Transactions set up by De'Longhi SpA for its own risks			Of which via De'Longhi Capital Services SpA
1) Sale of GBP against EUR	GBP	18,000,000	-
2) Purchase of USD against EUR	USD	62,800,000	21,800,000
3) Sale of AUD against EUR	AUD	17,100,000	17,100,000
4) Sale of CAD against EUR	CAD	15,000,000	15,000,000
5) Sale of NZD against EUR	NZD	7,000,000	7,000,000
6) Sale of ZAR against EUR	ZAR	10,000,000	10,000,000
7) Sale of JPY against EUR	JPY	2,400,000,000	600,000,000
B – Transactions set by De'Longhi SpA for risks run by other companies			
1) Purchase of CNY against USD	CNY	50,000,000	25,000,000
2) Sale of EUR against USD	USD	1,000,000	1,000,000
3) Sale of GBP against USD	USD	1,000,000	1,000,000
4) Purchase of HKD against USD	HKD	425,000,000	425,000,000
5) Purchase of EUR against ZAR	EUR	1,000,000	1,000,000
6) Purchase of GBP against ZAR	GBP	1,000,000	1,000,000
7) Purchase of USD against ZAR	USD	1,000,000	1,000,000
C – Transactions reversed to group companies with a neutral effect for De'Longhi SpA			
1) Sale of PLN against EUR	PLN	3,000,000	-

Interest-rate derivatives: These are financial instruments used by the company to pre-establish a maximum cost (in terms of interbank rate, which is the benchmark) for part of its financial debt. They typically have a multi-year term and can also be linked to specific collection operations on the capital markets. The transactions in place as at December 31st 2003 amounted to € 41.3 mn, of which € 25.8 mn maturing in 2004 and € 15.5 mn in 2006.

More specifically, during 2003 we discharged an interest-rate swap relating to the € 150-mn bond loan issued by De'Longhi Pinguino SA and fully repaid on April 28th 2003.

COMMENTS ON THE MAIN INCOME-STATEMENT ITEMS

A) PRODUCTION VALUE

The breakdown of revenues, inclusive of revenues from sales and services and other revenues, was as follows:

Revenues by geographical area:

	31/12/2003	%	31/12/2002	%	Change
Italy (*)	265,415	44.6%	281,849	44.0%	(16,434)
USA, Canada and Mexico	67,860	11.4%	81,087	12.7%	(13,227)
Japan	20,556	3.5%	31,176	4.9%	(10,620)
UK	38,724	6.5%	38,537	6.0%	187
Other European countries	141,537	23.8%	142,806	22.3%	(1,269)
Rest of World	60,478	10.2%	64,545	10.1%	(4,067)
Total	**594,570**	**100%**	**640,000**	**100%**	**(45,430)**

Revenues by product line:

	31/12/2003	%	31/12/2002	%	Change
Cooking & food preparation, home cleaning & ironing (*)	258,991	43.6%	304,602	47.6%	(45,611)
Heating	133,926	22.5%	140,981	22.0%	(7,055)
Air conditioning and treatment	165,166	27.8%	146,064	22.8%	19,102
Other	36,487	6.1%	48,353	7.6%	(11,866)
Total	**594,570**	**100%**	**640,000**	**100%**	**(45,430)**

(*) 2002 amounts include sales made by Simac-Vetrella SpA to De'Longhi SpA in the first 9 months of the year for a total of €k 27,386 and sales made in the same period by De'Longhi SpA to Simac-Vetrella SpA for a total of €k 8,064.

4- Increases in internal fixed assets

Costs relating to software development have been capitalised among "Intangible fixed assets", whilst costs relating to in-house orders concerning modifications to moulds and construction of various items of workshop equipment have been capitalised among "Tangible fixed assets".

5- Other revenues and income

The breakdown of the item "Other revenues and income" was as follows:

	31/12/2003	31/12/2002	Change
Transport costs reimbursed	8,875	7,750	1,125
Contingent income	3,778	1,430	2,348
Operating grants	835	110	725
Claims reimbursement	724	535	189
Other miscellaneous income	12,623	11,877	746
Total	**26,835**	**21,702**	**5,133**

Transport costs reimbursed consist of charge-backs to customers of transports expenses incurred.

Contingent income consisted of release of provisions previously made and an indemnity received for a court case settled during the year.

Of operating grants €k 763 referred to applied research projects (€k 110 as at December 31st 2002). The main amounts recognised in 2003 related to the grant of €k 485 under Italian Law 46/1982, of which €k 417 for the "Range of conditioners with low environmental impact – Kyoto protocol" programme, and to the grant for the "Chiller" project (€k283).

The item "Other miscellaneous income" mainly consisted of (a) the tax credit accrued pursuant to Italian Law 388/2000 for the increase in employment levels, (b) the fee for assignment of non-exclusive rights to third parties for use of know-how for the production of electric radiators, and (c) net revenues for administrative and other services provided by employees to other group companies.

B) PRODUCTION COSTS

6- Raw materials, other materials, and consumables

These costs are detailed below:

Purchases	2003	2002	Change
Raw materials	27,813	29,727	(1,914)
Components (*)	156,028	188,960	(32,932)
Finished products (**)	117,504	108,125	9,379
Others	10,204	10,616	(412)
Total	**311,549**	**337,428**	**(25,879)**

(*) 2002 amounts include Simac-Vetrella SpA's purchases from De'Longhi SpA in the first 9 months of the year for a total of €k 5,738 and De'Longhi SpA's purchases in the same period from Simac-Vetrella SpA for a total of €k 8,193.

(**) 2002 amounts include Simac-Vetrella SpA's purchases from De'Longhi SpA in the first 9 months of the year for a total of €k 2,326 and De'Longhi SpA's purchases in the same period from Simac-Vetrella SpA for a total of €k 19,193.

Finished products are mostly purchased from other group companies.

7- Services

The detail of these costs was as follows:

	2003	2002	Change
Advertising	40,964	34,853	6,111
Transport	27,469	19,309	8,160
Outsourcing	17,517	21,128	(3,611)
Commission	13,400	14,809	(1,409)
Consulting services	5,213	5,793	(580)
Technical servicing	6,761	6,721	40
Motive power	3,881	3,789	92
Travel expenses	4,936	3,498	1,438
Insurance	3,728	3,842	(114)
Depot & warehouse expenses and contributions	3,489	3,253	236
Temporary work	2,680	3,292	(612)
Third-party maintenance services	1,523	2,040	(517)
Other miscellaneous services	15,517	15,359	158
Total	**147,078**	**137,686**	**9,392**

Emoluments paid to directors and statutory auditors, included in the item "Other miscellaneous services", are summarised in Attachment 4 to these explanatory notes.

9- Payroll costs

Employee headcount by contractual category is summarised in the following table (headcount as at 31/12/2003 and FY2003 average):

	31/12/2003	2003 Average	31/12/2002	2002 Average
Blue-collars	1,468	1,587	1,654	1,701
White-collars	621	634	648	648
Managers	40	39	40	39
Total	**2,129**	**2,260**	**2,342**	**2,388**

10- Amortisation, depreciation and write-downs

Amortisation & depreciation	31/12/2003	31/12/2002	Change
- Intangible assets	16,325	15,115	1,210
- Tangible assets	13,931	22,761	(8,830)
Total	**30,256**	**37,876**	**(7,620)**

Amortisation and depreciation totalled €k 30,256 (€k 37,876 in 2002). Depreciation of tangible fixed assets decreased vs. 2002 mainly due to (a) completion of depreciation by the parent company of some major asset items in the "Plant & machinery" category, (b) disposal of fixed assets during 2003, and (c) non-application of accelerated depreciation rates.

Write-downs of current receivables by €k 2,505 relates to prudent doubtful-debt provisioning, as discussed earlier in the paragraphs concerning trade receivables and amounts receivable from third parties.

12- Provisions for risks/other risks

The items mainly include provisioning of reserves for returned goods, product warranty and agents' leaving indemnity, which were discussed earlier in the section "Reserves for risks and charges".

14- Other operating expenses

The details of this item are as follows:

	2003	2002	Change
Other taxes and levies	1,145	1,205	(60)
Contingent liabilities	754	914	(160)
Association membership fees	220	264	(44)
Other miscellaneous operating expenses	889	2,386	(1,497)
Total	**3,008**	**4,769**	**(1,761)**

C) FINANCIAL INCOME AND EXPENSES

The following table summarises classification by type of net financial income (expenses).

	31/12/2003	31/12/2002	Change
Income from equity investments	38,029	11,251	26,778
Total interest expenses and charges for securitisation (*)	(1,721)	3,100	(4,821)
Gains (losses) on exchange rates	1,015	4,100	(3,085)
Gains (losses) on interest-rate hedging	(4,066)	(9,427)	5,361
Miscellaneous financial income (expenses)	(3,566)	(1,918)	(1,648)
Total financial income (expenses)	**29,691**	**7,106**	**22,585**

(*) As regards securitisation, as well as the financial component, the item also includes incidental costs.

The detail is as follows:

	31/12/2003	31/12/2002	Change
Income from:			
- Dividends	36,118	10,243	25,875
- Capital gains on disposals	1,770	927	843
- Tax credits	141	81	60
Total income from equity investments (a)	**38,029**	**11,251**	**26,778**

Other financial income	**31/12/2003**	**31/12/2002**	**Change**
Subsidiary companies	13,607	19,994	(6,387)
Associated companies	116	416	(300)
Others:			
- Exchange-rate gains and income from exchange-rate hedging	32,162	17,847	14,315
- Income from interest-rate hedging	450	1,269	(819)
- Banks	138	301	(163)
- Securities posted among current assets	7	0	7
Other miscellaneous financial income	193	722	(529)
Total (b)	**46,673**	**40,549**	**6,124**

Interest and financial expenses	**31/12/2003**	**31/12/2002**	**Change**
Subsidiary companies	4,278	3,145	1,133
Others:			
- Exchange-rate losses and exchange-rate hedging charges	31,147	13,747	17,400
- Interest on medium-/long-term loans	6,517	5,867	650
- Interest-rate hedging charges	4,517	10,696	(6,179)
- Securitisation costs	3,812	1,761	2,051
- Bank interest expenses	820	2,745	(1,925)
- Miscellaneous financial expenses	3,920	6,733	(2,813)
Total (c)	**55,011**	**44,694**	**10,317**

Total financial income (expenses) (a + b - c)	**29,691**	**7,106**	**22,585**

Dividends related to those from the subsidiaries De'Longhi Nederland BV (€k 26,350), Climaveneta SpA (€k 9,500), E-Services Srl (€k102) and from an associated company.

The item "Capital gains on disposals" includes the capital gain made on sale of the equity investment in Parex Industries Limited.

The item "Miscellaneous financial expenses" mainly consisted of financial discounting costs (€k 1,564) and of interest payable for staggered payment of taxes (€k 351).

D) ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS

19- Write-downs

The details of these are as follows:

	31/12/2003	31/12/2002	Change
Capital losses of investments in subsidiary companies	(35,021)	0	(35,021)
Write-downs of investments in subsidiary companies	(1,686)	(24,619)	22,933
Write-downs of other equity investments	0	(70)	70
Total write-downs	**(36,707)**	**(24,689)**	**(12,018)**

The item "Capital losses of investments in subsidiary companies" refers to winding up of De'Longhi Pinguino SA (an operation described earlier) (€k 28,749) and to payments to cover losses in the subsidiaries De'Longhi America Inc. (€k 5,067) and De'Longhi Limited (€k 1205).

Of the item "Write-downs of investments in subsidiary companies", €k 1,086 refers to the write-down of De'Longhi Deutschland GmbH and €k 600 to provision against the risk of write-down of the subsidiary De'Longhi America Inc.

E) EXTRAORDINARY INCOME AND EXPENSES

The detail of this item is as follows:

20 – Extraordinary income	31/12/2003	31/12/2002	Change
Capital gains on disposals	3,177	0	3,177
Other	5	83	(78)
Total extraordinary income	**3,182**	**83**	**3,099**

21 – Extraordinary expenses	31/12/2003	31/12/2002	Change
Taxes & levies for previous years	(6,489)	(363)	(6,126)
Inventory write-down	(2,140)	0	(2,140)
Tangible asset write-down	(940)	0	(940)
Capital loss on sale of tangible fixed assets	(551)	0	(551)
Other	(3,081)	(875)	(2,206)
Total extraordinary expenses	**(13,201)**	**(1,238)**	**(11,963)**
Total extraordinary income (expenses)	**(10,019)**	**(1,155)**	**(8,864)**

The item "Capital gains on disposals" was the result of sale of plant and machinery during the year.

Of the item "Taxes & levies for previous years, €k 6,469 refers to the cost of the latest tax pardon, whilst the remainder (€k 20) refers to charges for settlement of taxes for previous years. Availing itself of legal regulations concerning tax pardons, the company has settled the years up to 2002 for direct taxes and up to 2001 for VAT, plus all pending and potential disputes with the financial administration.

The item "Inventory write-down" refers to the extraordinary en-bloc sale at a disposal price below inventory book value of packaging (pallets) considered surplus to requirements due to obsolescence.

"Tangible asset write-down" refers to prudent adjustment of the disposal value of some items that can no longer be used in the production process.

The item "Capital losses on the sale of tangible fixed assets" refers to sales of machinery completed in the year.

The item "Other" mainly consists of prudent provisioning for possible costs connected with manufacturing delocalisation.

22- Income tax for the year

The breakdown of this item was as follows:

	31/12/2003	31/12/2002	Change
Current taxes	4,487	18,019	(13,532)
Deferred taxes	(3,891)	(7,608)	3,717
Total	**596**	**10,411**	**(9,815)**

Current taxes consist of Italian regional business tax (Italian acronym = IRAP).

Financial and business relations with parent, subsidiary, associated and related companies

As regards CONSOB circulars 97001574 of February 20th 1997, 98015375 of February 27th 1998, and DEM2064231 of September 30th, 2002, which refer to transactions between group companies and related parties, we point out the all transactions undertaken formed part of normal group operations, excepting those already specified in these notes, and were settled at going market rates.

The effects stemming from De'Longhi SpA's transactions with parent, subsidiary, associated and related companies are summarised in Attachment 3 to these explanatory notes.

Emoluments paid to directors and statutory auditors

Attachment 4 gives the information required by CONSOB regulations (Resolution 11971 of May 14th 1999).

Stock options assigned to directors

Attachment 5 gives the information required by CONSOB regulations (Resolution 11971 of May 14th 1999) and by CONSOB circular 11508 of February 15th, 2000.

Events after year-end

Reference should be made to the Directors' Report on Operations.

Treviso, March 26th 2004

De'Longhi SpA

Stefano Beraldo
Managing Director

ATTACHMENTS

These attachments contain additional information to that contained in the Explanatory Notes, of which they are an integral part.

Such information is presented in the following attachments:

1. List of subsidiary and associated companies and change in related equity investments
2. Statement of revalued fixed assets
3. Capital and business transactions with parent, subsidiary, associated, and related companies
4. Emoluments paid to directors and statutory auditors
5. Stock options assigned to directors

List of equity investments in subsidiary and associated companies as required by Article 2427 of Italian Civil Code

(Attachment 1 to Explanatory Note) (*)

Company Name	Registered Location		Share Capital		Net Shareholders' Equity		Latest year's net income (loss)	% Ownership	Book Value
Subsidiary companies									In €k
De'Longhi Finance SA	Luxembourg (L)	EUR	181,730,990	EUR	241,090,890	EUR	(640,100)	100%	241,737
Climaveneta SpA	Treviso	EUR	10,000,000	EUR	40,320,362	EUR	10,320,362	100%	30,005
De'Longhi Nederland BV	Leiden (NL)	EUR	226,890	EUR	9,775,609	EUR	27,047,162	100%	7,681
De'Longhi Deutschland Gmbh	Seligenstadt (D)	EUR	2,100,000	EUR	4,882,888	EUR	1,395,137	100%	3,634
La Supercalor SpA	Seregno (Milan)	EUR	520,000	EUR	1,561,831	EUR	345,259	100%	2,933
De'Longhi France S.a.r.l.	Asnieres Cedex (F)	EUR	2,737,500	EUR	6,069,004	EUR	33,795	100%	2,440
De'Longhi Electrodomesticos España SL	Barcellona (E)	EUR	510,000	EUR	1,835,945	EUR	(174,055)	100%	2,010
De'Longhi Canada Inc.	Mississauga – Ontario (CAN)	CAD	1	CAD	2,958,879	CAD	(606,715)	100%	1,214
De'Longhi Ltd	Wellingborough (GB)	GBP	4,000,000	GBP	736,576	GBP	(1,188,794)	100%	1,045
De'Longhi Capital Services SpA	Treviso	EUR	100,000	EUR	124,545	EUR	28,131	100%	105
Clim.Re SA	Luxembourg (L)	EUR	1,239,468	EUR	1,239,468	EUR	0	4%	54
E-Services Srl	Treviso	EUR	50,000	EUR	476,768	EUR	210,495	51%	26
De'Longhi America Inc.	Saddle Brook (USA)	USD	9,100,000	USD	(2,735,161)	USD	(8,545,192)	100%	0
Total									**292,884**

Associated companies									
Equity investment owned via trustee company Compagnia Fiduciaria Comitalia SpA (1)		EUR	520,000	EUR	6,303,363	EUR	(379,493)	40%	3,025
Omas Srl (2)	Gualtieri (Reggio Emilia)	EUR	364,000	EUR	3,114,205	EUR	536,828	40%	1,136
Effegici Srl (2)	Gorgo al Monticano (Treviso)	EUR	244,400	EUR	286,381	EUR	(16,366)	25%	201
Total									**4,362**

(1) The investment held through Comitalia Compagnia Fiduciaria SpA relates to a company producing finished products also on behalf of the group. In this regard, as permitted by applicable laws (Article 39 of Italian Decree 127/91), indication of the associated company's name has been omitted so that no damage is done to the company or to De'Longhi SpA.

(2) Data relating to year-end financial statements as at 31/12/2002

(*) Unless other wide specified, data relate to year-end financial statements as at 31/12/2003.

(Amounts in € '000)

Statement of changes in equity investments

(Attachment 1 to Explanatory Note – cont.)

Equity Investments	Book value as at December 31st 2002	Acquisitions, subscriptions, and loss coverage	Disposals, spin-offs and reclassifications	Net write-downs and write-backs	Book value as at December 31st 2003
Subsidiary companies					
De'Longhi Finance SA	-	241,737	-	-	241,737
Climaveneta SpA	-	30,005	-	-	30,005
De'Longhi Nederland BV	7,681	-	-	-	7,681
De'Longhi Deutschland Gmbh	2,120	2,600	-	(1,086)	3,634
La Supercalor SpA	2,933	-	-	-	2,933
De'Longhi France S.a.r.l.	2,440	-	-	-	2,440
De'Longhi Electrodomesticos España SL	-	2,010	-	-	2,010
De'Longhi Canada Inc.	1,214	-	-	-	1,214
De'Longhi Ltd	1,145	-	-	(100)	1,045
De'Longhi Capital Services SpA	105	-	-	-	105
Clim.Re SA	54	-	-	-	54
E-Services Srl	26	-	-	-	26
De'Longhi America Inc.	-	-	-	-	-
De'Longhi Pinguino SA	25,651	-	(25,651)	-	-
Total subsidiary companies	**43,369**	**276,352**	**(25,651)**	**(1,186)**	**292,884**
Associated companies					
Equity investment owned via Comitalia Compagnia Fiduciaria SpA	3,025	-	-	-	3,025
Omas Srl	1,136	-	-	-	1,136
Effegici Srl	201	-	-	-	201
Total associated companies	**4,362**	-	-	-	**4,362**
Other companies					
Other minor companies	10	-	-	-	10
Total other companies	**10**	-	-	-	**10**
Total	**47,741**	**276,352**	**(25,651)**	**(1,186)**	**297,256**

Statement of revalued fixed assets

(Attachment 2 to Explanatory Notes - in € '000).

Balance sheet items	Revalued fixed assets				Total revaluations
	Allocation of 2002 merger loss	Allocation of 1995 merger loss	Law 413/1991	Other revaluations	
Operational buildings	1,509	43,899	5,064	16,716	67,188
Plant & machinery		34,207		8,333	42,540
Industrial & commercial equipment				3,574	3,574
Motor vehicles				207	207
Concessions, licences, trademarks & similar rights		119,353			119,353
Total	**1,509**	**197,459**	**5,064**	**28,830**	**232,862**

(Amounts in € millions)

Capital and business transactions with parent, subsidiary, associated, and related companies

(Attachment 3 to Explanatory Note)

	Sales revenues	Other revenues	Raw materials & other costs	Financial income (expenses)	Extra-ordinary income (expenses)	Non-current financial receivables	Current financial receivables	Trade receivables	Financial payables	Trade payables
Subsidiary companies: (1)										
De'Longhi America Inc.	34.0	-	(7.5)	-	-	0.1	-	44.2	-	(5.2)
De'Longhi Limited	36.9	-	(4.6)	-	-	-	-	23.2	-	(2.0)
De'Longhi Japan Corporation	20.3	-	(1.3)	-	-	0.1	-	10.2	-	(0.2)
De'Longhi Pinguino S.A.	-	-	-	8.8	-	-	-	-	-	-
De'Longhi Canada Inc.	10.3	0.5	(0.5)	-	-	-	-	6.2	-	(0.4)
De'Longhi France S.a.r.l.	24.4	-	(3.1)	-	-	-	-	8.6	-	(1.6)
De'Longhi Deutschland Gmbh	13.9	-	(2.0)	-	-	-	-	5.0	-	(0.3)
La Supercalor S.p.A.	5.4	0.3	-	-	-	-	-	5.5	-	-
De'Longhi Nederland B.V.	9.4	-	(1.4)	26.4	-	-	12.0	4.4	-	(1.0)
De'Longhi Electrodomesticos Espana S.L.	12.4	-	-	-	-	-	-	12.6	-	-
Elba S.p.A.	0.7	0.4	(13.5)	(2.0)	-	1.2	-	0.7	-	(6.7)
DL Radiators S.p.A.	0.1	1.1	(0.2)	(1.2)	-	4.3	-	2.7	-	(0.7)
Climaveneta S.p.A.	0.1	0.6	(0.7)	9.5	-	10.0	9.5	3.0	(0.2)	(0.7)
E-Services S.r.l.	-	0.5	(1.5)	0.1	-	-	-	1.8	-	-
De'Longhi Capital Services S.p.A.	-	0.3	-	(0.1)	-	62.9	101.5	0.3	-	-
Kenwood Appl. Singapore Pte. Ltd.	0.4	-	(0.1)	-	-	-	-	0.1	-	-
DL Trading Limited	0.7	0.3	(50.6)	0.1	-	0.1	-	0.5	-	(11.7)
Tricom Ind. Co. Ltd.	1.2	2.1	(19.4)	-	-	-	-	1.7	-	(4.4)
Ariete S.p.A.	-	-	(0.2)	0.1	-	0.3	0.9	-	-	(0.8)
Inntek S.a.s.	0.1	-	-	-	-	-	-	0.1	-	-
Kenwood Manufacturing Gmbh	-	-	(0.7)	-	-	-	-	-	-	(0.2)
Kenwood Appl. Malaysia Sdn. Bhd.	0.1	-	-	-	-	-	-	-	-	-
Climaveneta Deutschland Gmbh	1.1	-	-	-	-	-	-	0.7	-	-
Kenwood Limited	0.2	1.7	(5.1)	3.5	-	1.5	-	1.8	-	(4.8)
De'Longhi New Zeland Ltd	0.5		(0.4)	0.1	-	0.3	-	0.3	-	(0.3)
De'Longhi Australia Pty Ltd	6.4	0.2	(0.9)	-	-	-	-	6.0	-	(0.8)
De'Longhi Clima Polska Sp. Zo.O.	0.1	-	-	-	-	-	-	-	-	-
Sile Corpi Scaldanti S.r.l.	-	0.1	-	-	-	0.1	-	0.1	-	(0.6)

	Sales revenues	Other revenues	Raw materials & other costs	Financial income (expenses)	Extra-ordinary income (expenses)	Non-current financial receivables	Current financial receivables	Trade receivables	Financial payables	Trade payables
Clim.Re S.A.	-	-	-	(0.1)	-	-	-	-	(1.6)	-
Kenwood Appliances Plc	-	-	-	-	-	-	-	-	(0.1)	-
Kenwood International Ltd	-	-	-	-	-	-	-	-	(0.1)	-
Kenwood Home Appliances Pty Ltd.	0.8	-	(0.1)	-	-	1.2	-	0.1	-	-
Total	**179.5**	**8.1**	**(113.8)**	**45.2**	-	**82.1**	**123.9**	**139.8**	**(2.0)**	**(42.4)**
Associated companies: (2)										
Omas S.r.l.	0.2	-	(0.2)	-	-	-	-	0.3	-	(0.2)
Parex Industries Ltd (3)	5.7	0.3	-	0.1	-	-	-	-	-	-
Partecipazione detenuta tramite Comitalia Compagnia Fiduciaria S.p.A. (4)	0.1	-	(1.3)	0.2	-	-	-	-	-	(0.2)
Totale	**6.0**	**0.3**	**(1.5)**	**0.3**	-	-	-	**0.3**	-	**(0.4)**
Total subsidiary & associated companies	**185.5**	**8.4**	**(115.3)**	**45.5**	-	**82.1**	**123.9**	**140.1**	**(2.0)**	**(42.8)**
Parent companies:										
De'Longhi Soparfi S.A. (5)	-	-	(0.1)	-	1.5	-	-	-	-	-
Total	-	-	**(0.1)**	-	**1.5**	-	-	-	-	-
Related companies:										
Liguria Assicurazioni S.p.A.	-	-	(0.1)	-	-	-	-	-	-	-
Italia Distribuidora De Electrodom. Ltda.	-	-	-	-	-	-	-	0.3	-	-
Max Information S.r.l. (6)	-	-	(1.5)	-	-	-	-	-	-	(0.5)
Total	-	-	**(1.6)**	-	-	-	-	**0.3**	-	**(0.5)**

(1) Items mainly relate to trade transactions and supply of administrative services provided by employees.
(2) Items mainly relate to trade transactions.
(3) An associated company sold during 2003
(4) See Note (1) of Attachment 1.
(5) Item mainly relates to income from the commitment signed on 24/04/2001 by the ultimate parent company to hold the operating parent company (De'Longhi SpA) harmless from any liabilities stemming from tax disputes or acceptance of tax settlements exceeding the initial amount of € e mn for years prior to 31/12/2000. This indemnity is connected with the costs borne for the operating parent company's acceptance of the tax pardon under Italian Decree Law 289 dated 27/12/2002.
(6) The item concerns the supply of advertising services. The De'Longhi SpA director, Giorgio Sandri, is Managing Director of Max Information Srl.

Besides those shown above, transactions with related parties include rental costs of € 13,749 paid to the company Immobiliare S. Giuseppe Srl and fees paid to the legal and tax consulting firm Biscozzi e Nobili with which, during 2003, there were transactions relating to consulting services. For further details, reference should be made to Attachment 4 to the Explanatory Notes – "Emoluments Paid to Directors and Statutory Auditors".

Emoluments Paid to Directors and Statutory Auditors
(Art. 78, CONSOB regulation 11971 dated May 14th 1999)

(Attachment 4 to Explanatory Note – in € '000)

Person	**Description of office**			**Emoluments**			
Full name	Office held	Term of office	Expiry of term	Emoluments for office	Non-monetary benefits	Bonuses and other incent-ives	Other remunera-tion
Giuseppe De'Longhi	President	01.01/31.12.03	2003 financial statements	486			9 (1)
Fabio De'Longhi	Vice President	01.01/31.12.03	2003 financial statements	441 (2)			14 (3)
Stefano Beraldo	Managing Director	01.01/31.12.03	2003 financial statements	573 (4)			9 (3)
Silvio Sartori	Director	01.01/31.12.03	2003 financial statements	21			15 (1)
Giorgio Sandri	Director	01.01/31.12.03	2003 financial statements	21			
Carlo Garavaglia	Director	01.01/31.12.03	2003 financial statements	21			4 (5)
Giorgio Brunetti	Director	01.01/31.12.03	2003 financial statements	21			4 (5)
Gianluca Ponzellini	President of Board of Statutory Auditors	01.01/31.12.03	2003 financial statements	62			
Giancarlo Malerba	Standing statutory auditor	01.01/31.12.03	2003 financial statements	41			
Massimo Lanfranchi	Standing statutory auditor	01.01/31.12.03	2003 financial statements	41			

(1) Remuneration relating to corporate positions held in other subsidiary companies
(2) The amount also includes remuneration received at Sales & Marketing Director of De'Longhi SpA
(3) Remuneration, reversible to De'Longhi SpA, relating to corporate positions held in other subsidiary companies
(4) The amount also includes remuneration received as General Manager
(5) Remuneration relating to membership of Remuneration Committee and Internal Control & Corporate Governance Committee.

Carlo Garavaglia and Giancarlo Malerba are members of the legal and tax consultancy firm Biscozzi e Nobili, to which the company paid fees of €k 255 during 2003.

Stock Options Assigned to Directors
(Art. 78, CONSOB regulation 11971 dated May 14th 1999)

(Attachment 5 to Explanatory Note) (*)

Person	**Options assigned**			**Exercise of options during year**	
Full name	Number of shares purchasable	Per-share exercise price (€)	Exercise period	Number of shares purchased	Exercise price
Stefano Beraldo	1,189,004	3.4	2004 - 2006	-	-
Fabio De'Longhi	608,790	3.4	2004 - 2006	-	-

(*) For further details, reference should be made to comments in Directors' Report on Operations.

DE'LONGHI SpA

Registered HQ: Via L. Seitz 47 – 31100 Treviso – Italy
Share Capital: EUR 448,500,000.00 fully paid in
Tax Code no.: 11570840154 and VAT no. 03162730265
Registered in Treviso REA under no. 224758

To the Shareholders

During the year ending on December 31st 2002, we carried out our legally mandated supervisory activity, in accordance with the standards of conduct for boards of statutory auditors recommended by the Italian National Councils of Chartered & Registered Accountants, also taking into the guidelines provided by CONSOB in its Circular no. 1025564 dated April 6th 2001 and subsequent amendments.

As to the way in which the institutional activities of the Board of Auditors were performed, we report that we:

- Attended all Shareholders' Meetings and all meetings of the Board of Directors held during the year and periodically received information from the directors regarding their activity and the most important transactions undertaken by the company and its subsidiaries.
- Became familiar with aspects concerning the Group's organisational development, particularly as regards the creation of a second industrial complex in China and to related initiatives to ensure management and control. The information in question was gather via directors' communications, our direct verifications, collection of information from managers of the functions concerned, and via exchanges of facts and figures with the independent auditing firm PriceWaterhouseCoopers SpA.
- Watched over operation of the internal control & audit and administrative-accounting systems, as well as monitoring the latter's reliability in terms of proper representation of operational events. In this supervisory function we were supported by the quarterly work performed by the independent auditors concerning proper keeping of corporate accounts, which ended without revealing any censurable items.
- Verified the compliance with the current legal requirements regarding the structure and preparation of statutory and consolidated year-end financial statements and of the relevant reports on operations, through direct verification and also via specific information acquired from the independent auditing firm.

In addition, in compliance with the CONSOB circulars mentioned earlier, we also inform you that:

1. The transactions of major business, financial and capital importance undertaken by the company and its subsidiaries were performed in compliance with the law and the company's by-laws. On the basis of the information acquired, we have ascertained that said operations were not manifestly imprudent, risky, in conflict of interest, or in any case such as to compromise the integrity of corporate assets.
2. We did not find any abnormal and/or unusual transactions undertaken during the year with third parties, related parties or between group companies.

   In their report on operations and in the explanatory notes to account, the directors have indicated and illustrated the main transactions with third parties, related parties or between group companies, describing their characteristics and economic effects.

   We have also ascertained that the ordinary operating procedures in force within the Group ensure that all transactions with the aforementioned parties are carried out at going market rates.
3. We believe that the information provided by directors in their report on operations and in the explanatory notes to account on the transactions mentioned in point 2 above is adequate.

4. The report of the independent auditing firm PriceWaterhouseCoopers SpA – issued on March 31st 2004 - on the consolidated financial statements of the De'Longhi Group for the year ending on December 31st 2003 does not contain criticisms but recalls the information provided by directors concerning the new estimate of the useful working life of plant and machinery. Neither does the audit report – issued on March 31st 2004 - on the statutory financial statements of De'Longhi SpA for the year ending on December 31st 2003 contain criticisms, but once again contains reference to information contained in the explanatory notes concerning adjustments to value posted solely pursuant to tax regulations, as well as to information, once again contained in the explanatory notes, concerning the new estimate of the residual useful working life of plant and machinery.

5. No complaints were filed with the Board of Statutory Auditors during 2003 pursuant to Art 2408 of the Italian Civil Code.

6. No exposés were submitted to the Board of Statutory Auditors during 2003

7. During 2003, De'Longhi SpA and its subsidiaries appointed PriceWaterhouseCoopers SpA (and Italian and foreign companies forming part of the PriceWaterhouseCoopers network) to carry out tasks other than the mandatory audit of year-end financial statements and limited auditing of interim reports. The fees for this work, excluding out-of-pocket expenses and VAT, are summarised below (in euro):

Nature of the appointment	Fee
• Tax assistance services to foreign subsidiaries	70,734.00
• Other accounting and legal services to Italian and foreign subsidiaries	84,689.00

8. We are not aware of any further appointments awarded to parties connected with the independent auditing firm by virtue of continuous working relationships.

9. During 2003 the independent auditing firm PriceWaterhouseCoopers SpA did not issue any official opinions besides those relating to the accounting audit.

10. During 2003 there were 6 meetings of the Board of Directors and 8 meetings of the Board of Statutory Auditors. We also note that he "Internal Audit & Corporate Governance Committee" met three times, whilst the "Remuneration Committee" met twice. At least one member of the Board of Statutory Auditors always attended the meetings of the "Internal Audit & Corporate Governance Committee".

11. We have no particular remarks to make on compliance with the principles of proper management, which appear to have been constantly respected.

12. During 2003 the company's organisational structure basically maintained the operating qualities already demonstrated in the previous year and operated according to the new initiatives undertaken. The choices made, in terms of both new resources and new facilities, seem adequate to the Board of Statutory Auditors for achievement of the operating objectives indicated by the Board of Directors

13. The internal control & audit system has been consistently adapted to changes in organisation. We also note that in the second part of the year the Internal Auditing function was set up.

    The assessments carried out by the Board of Statutory Auditors, either directly or in conjunction with the "Internal Audit & Corporate Governance Committee", enabled the Board of Statutory Auditors to confirm its positive opinion of the internal control system's overall effectiveness.

14. In the light of our verifications, and having heard the opinion of the independent auditor PriceWaterhouseCoopers, we have no particular observations to make on the adequacy of the administrative and accounting system and on its reliability for the purposes of properly presenting operational events.

15. The mechanism via which the operating parent company gives instructions to its subsidiaries is assured by the presence of the parent company's top managers in the subsidiaries' corporate bodies, as well as

by the communication system featuring periodical information reports submitted to the parent company's managers.

16. During the systematic meetings between the Board of Statutory Auditors and the independent auditors, pursuant to art. 150, paragraph 2, of Italian Legislative Decree No. 58/1998, no significant aspects emerged such as to be highlighted/reported.

17. During 2003 the corporate governance approach of the company and its subsidiaries were consistent with the principles indicated in the self-governance code adopted. It should also be noted that a study was undertaken during the year to draw up the group organisational model in compliance with the requirements of Italian Legislative Decree 231/2001.

18. In conclusion, we herewith testify that no omissions, censurable facts or irregularities emerged from our supervisory activity such as to need to be reported to surveillance bodies or pointed out to shareholders.

19. Finally, we express our agreement, as regards our sphere of responsibility, with approval of 2003 year-end financial statements as presented by the Board of Directors, together with the Report on Operations, and with the proposal made by the Board for distribution of the year's net profit.

Treviso, April 9th 2003

The Board of Statutory Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
De' Longhi SpA

1 We have audited the financial statements of De' Longhi SpA as of 31 December 2003. These financial statements are the responsibility of De' Longhi's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by law, reference is made to our report issued on March 25, 2003.

3 In our opinion, the financial statements of De' Longhi SpA as of 31 December 2003 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Company.

4 We draw your attention to the following information:

(a) In previous years, accelerated depreciation was applied to tangible fixed assets within limits allowed by fiscal laws; the related effects on the net result for the year and on shareholders' equity have been provided in the notes to the financial statements within the section on "tangible fixed assets".

(b) At the end of 2003 the Company revised its estimate of the residual useful working lives used to determine depreciation rates. This revision resulted in an extension of the residual useful working lives concerned. However, solely for tax purposes, the depreciation rates previously applied were maintained. The

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. P.IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri Uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 - Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 - Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 - Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste

PRICEWATERHOUSECOOPERS

related effects on the net result for the year and on shareholders' equity have been provided in the notes to the financial statements within the section on "tangible fixed assets".

(c) In current and previous years, accelerated depreciation was applied to trademarks recorded as intangible fixed assets within limits allowed by fiscal laws; the related effects on the net result for the year and on shareholders' equity have been provided in the notes to the financial statements within the section on "intangible fixed assets".

(d) The Company owns controlling equity interests and has therefore prepared (as required by legal regulations) Group consolidated financial statements. These statements supplement statutory financial statements for the purposes of adequate information on the capital, financial and business status of the Company and of the Group. We have examined the consolidated year-end financial statements and these, with the related report, are presented together with the statutory financial statements.

Treviso, 31 March 2004

PricewaterhouseCoopers SpA

Signed by Roberto Adami
(Partner)

This report has been translated into the English language solely for the convenience of international readers.